Exhibit 99.3

RIO ALTO MINING LIMITED

and

SULLIDEN GOLD CORPORATION LTD.

and

2422222 ONTARIO INC.

ARRANGEMENT AGREEMENT

June 13, 2014

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		3
1.1	Definitions	3
1.2	Interpretation	15
1.3	Number, Gender and Persons	16
1.4	Date for Any Action	16
1.5	Currency	16
1.6	Accounting Matters	16
1.7	Knowledge	16
1.8	Schedules	16
ARTICLE 2 THE ARRANGEMENT		17
2.1	Arrangement	17
2.2	Interim Order	17
2.3	Sulliden Meeting	18
2.4	Rio Alto Meeting	18
2.5	Sulliden Circular	19
2.6	Rio Alto Circular	20
2.7	Final Order	22
2.8	Court Proceedings	22
2.9	Sulliden Options, Sulliden Warrants, Sulliden DSUs and Sulliden RSUs	23
2.10	SpinCo, Conveyance and Performance	23
2.11	Employees and Change of Control Payments	24
2.12	Articles of Arrangement and Effective Date	24
2.13	Payment of Consideration	24
2.14	Announcements and Consultations	25
2.15	Withholding Taxes	25
2.16	List of Shareholders	25
2.17	U.S. Securities Law Matters	25
2.18	United States Tax Matters	26
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SULLIDEN AND SPINCO		27
3.1	Representations and Warranties of Sulliden	27
3.2	Representations and Warranties of Sulliden and SpinCo Regarding SpinCo	27
3.3	Survival of Representations and Warranties	27
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF RIO ALTO		27
4.1	Representations and Warranties	27
4.2	Survival of Representations and Warranties	27
ARTICLE 5 COVENANTS		28
5.1	Covenants of Sulliden Relating to the Arrangement	28
5.2	Covenants of Sulliden and SpinCo Regarding the Conduct of Business	30
5.3	Covenants of Rio Alto Relating to the Arrangement	34
5.4	Covenants of Rio Alto Relating to the Conduct of Business	36
ARTICLE 6 CONDITIONS		38
6.1	Mutual Conditions Precedent	38
6.2	Additional Conditions Precedent in Favour of Rio Alto	39
6.3	Additional Conditions Precedent to the Obligations of Sulliden and SpinCo	39
6.4	Satisfaction of Conditions	40
ARTICLE 7 ADDITIONAL SPINCO COVENANTS		40
7.1	SpinCo Indemnity	40
7.2	Indemnified Claims	41

7.3	Sulliden Properties and SpinCo Exploration Property	42
7.4	Non-Solicitation of Employees	43
7.5	Knowledge Transfer	44
7.6	Filing Responsibility	44
ARTICLE 8 ADDITIONAL COVENANTS		45
8.1	Sulliden Covenant Regarding Non-Solicitation	45
8.2	Sulliden Covenant Regarding Acquisition Proposal	45
8.3	Sulliden Right to Accept a Superior Proposal	47
8.4	Rio Alto Covenant Regarding Non-Solicitation	48
8.5	Rio Alto Covenant Regarding Acquisition Proposal	48
8.6	Rio Alto Right to Accept a Superior Proposal	50
8.7	Access to Information; Transition; Confidentiality	51
8.8	Notices of Certain Events	52
8.9	Insurance and Indemnification	52
ARTICLE 9 TERM, TERMINATION, AMENDMENT AND WAIVER		53
9.1	Term	53
9.2	Termination	53
9.3	Expenses and Termination Payments	55
9.4	Amendment	57
9.5	Waiver	57
ARTICLE 10 GENERAL PROVISIONS AND MISCELLANEOUS		57
10.1	Privacy	57
10.2	SpinCo Private Placement	58
10.3	Notices	58
10.4	Governing Law; Waiver of Jury Trial	59
10.5	Injunctive Relief	59
10.6	Time of Essence	59
10.7	Entire Agreement, Binding Effect and Assignment	59
10.8	No Liability	59
10.9	Severability	60
10.10	Counterparts, Execution	60

SCHEDULES
SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	SULLIDEN ARRANGEMENT RESOLUTION
SCHEDULE C	RIO ALTO SHARE ISSUANCE RESOLUTION
SCHEDULE D	REPRESENTATIONS AND WARRANTIES OF SULLIDEN
SCHEDULE E	REPRESENTATIONS AND WARRANTIES OF SPINCO
SCHEDULE F	REPRESENTATIONS AND WARRANTIES OF RIO ALTO
SCHEDULE G	SPINCO EXPLORATION PROPERTY

ARRANGEMENT AGREEMENT

Arrangement Agreement dated June 13, 2014 among Rio Alto Mining Limited ("Rio Alto"), Sulliden Gold Corporation Ltd. ("Sulliden") and 2422222 Ontario Inc. ("SpinCo").

WHEREAS:

A. Rio Alto and Sulliden entered into the LOI (as hereinafter defined) pursuant to which they agreed to complete a business combination whereby Rio Alto would acquire all of the issued and outstanding common shares of Sulliden not currently owned by Rio Alto;

B. The Parties are proposing an arrangement involving, among other things, the funding of and the transfer of certain assets to SpinCo (as defined above), a reorganization of the capital of Sulliden, the distribution to Sulliden Shareholders (as hereinafter defined) of SpinCo Shares (the "Spin-Out") and the acquisition by Rio Alto of all of the issued and outstanding shares of Sulliden not currently owned by Rio Alto in exchange for Rio Alto Shares (as hereinafter defined);

C. The Parties intend to carry out the transactions contemplated herein by way of an arrangement, which, following a continuance of Sulliden from the QBCA to the OBCA (as such terms are hereinafter defined), is to be completed under the provisions of the OBCA;

D. Rio Alto has entered into the Sulliden Voting Agreements (as hereinafter defined) with the Sulliden Locked-up Shareholders (as hereinafter defined), pursuant to which, among other things, such Sulliden Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the Sulliden Shares and any securities convertible, exercisable or exchangeable into Sulliden Shares held by them in favour of the Sulliden Arrangement Resolution (as hereinafter defined);

E. Sulliden has entered into the Rio Alto Voting Agreements (as hereinafter defined) with the Rio Alto Locked-up Shareholders (as hereinafter defined), pursuant to which, among other things, such Rio Alto Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the Rio Alto Shares and any securities convertible, exercisable or exchangeable into Rio Alto Shares held by them in favour of the Rio Alto Share Issuance Resolution (as hereinafter defined);

F. Whereas Rio Alto has agreed to vote all of its Sulliden Shares (as hereinafter defined) in favour of the Sulliden Arrangement Resolution; and

G. The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

"Acquisition Proposal" means, other than the Transaction and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any bona fide offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities of: (A) that Party; or (B) any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving: (A) that Party; or (B) any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole; (d) an alliance, joint venture or earn-in right relating to 20% or more of a Party's consolidated assets; or (e) a sale relating to 20% or more of a Party's consolidated assets (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets). For the purposes of the definition of "Superior Proposal", reference in the definition of Acquisition Proposal to "20%" shall be deemed to be replaced by "50%";

"affiliate" has the meaning ascribed thereto in National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date of this Agreement;

"Agreement" means this arrangement agreement, including all schedules annexed hereto, together with the Sulliden Disclosure Letter and the Rio Alto Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Arrangement" means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

"Articles of Arrangement" means the articles of arrangement of Sulliden in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

"Authorization" means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

"Business Day" means any day of the year, other than a Saturday, Sunday or any statutory holiday in Toronto, Ontario, Montréal, Québec or Vancouver, British Columbia;

"BVL" means Bolsa de Valores de Lima S.A.;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

"Claim" means (i) any suit, action, dispute, investigation, claim, arbitration, order, summons, citation, directive, ticket, charge, demand or prosecution, whether legal or administrative; (ii) any other proceeding; or (iii) any appeal or application for review; at law or in equity or by any Governmental Entity;

"Class A Shares" shall have the meaning as ascribed thereto in the Plan of Arrangement;

"Class B Shares" shall have the meaning as ascribed thereto in the Plan of Arrangement;

"Code" means the U.S . Internal Revenue Code of 1986, as amended;

"Collateral Benefits" has the meaning ascribed thereto in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34;

"Confidentiality Agreements" means the confidentiality agreement between Rio Alto and Sulliden dated July 16, 2012 and May 9, 2014;

[Redacted to protect sensitive confidential information].

"Consideration" means the consideration to be received pursuant to the Plan of Arrangement in respect of each Sulliden Share that is issued and outstanding immediately prior to the Effective Time, comprising a combination of (i) 0.525 of a Rio Alto Share, and (ii) 0.10 of a SpinCo Share;

"Consideration Shares" means the Rio Alto Shares to be issued in exchange for Class A Shares (including Rio Alto Shares to be issued upon exercise of Rio Alto Replacement Options and Sulliden Warrants) pursuant to the Arrangement;

"Continuing Employees" has the meaning ascribed thereto in Subsection 2.11(a);

"Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable;

"Depositary" means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Sulliden Shares for the Consideration in connection with the Arrangement;

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

"Dissent Rights" means the rights of dissent exercisable by the Sulliden Shareholders in respect of: (i) the Arrangement, described in Article 4 of the Plan of Arrangement; or (ii) the Sulliden Continuance Resolution;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;

"Encumbrance" means any Claim, encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, option, right of pre-emption, privilege or any matter capable of registration against title or any Contract to create any of the foregoing;

"Environmental Laws" means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

"Environmental Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (c) use, generation, disposal, treatment, processing, recycling, handling, transport, transfer, import, export or sale of Hazardous Substance;

"Environmental Permits" means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

"Final Order" means the final order of the Court pursuant to Section 182 of the OBCA, in a form acceptable to Sulliden, SpinCo and Rio Alto, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including, but not limited to, the TSX, the NYSE and the BVL;

"Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including cyanide, sulphuric acid, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

"IFRS" means International Financial Reporting Standards, as incorporated in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis;

"including" means including without limitation, and "include" and "includes" have a corresponding meaning;

"Indemnified Claim" has the meaning ascribed thereto in Subsection 7.2(a) hereto;

"Indemnified Liability" means:

1.

a liability or obligation (other than any liability or obligation for Taxes) that, following the Effective Time, (i) Sulliden or any of its Subsidiaries is legally or contractually obliged to pay but which was incurred or accrued prior to the Effective Time in respect (but only in respect) of the SpinCo Assets or the SpinCo Exploration Property (including the operations or activities in connection therewith);

2.

any liability or obligation for Tax which is payable to any Governmental Entity arising from, or in connection with: (i) the transaction contemplated under the SpinCo Conveyance Agreement, including the transfer of the SpinCo Assets and SpinCo Exploration Property to, or the assumption of the SpinCo Liabilities by, SpinCo or any subsidiary of SpinCo on or prior to the Effective Date; (ii) any transfer or distribution of the SpinCo Assets and SpinCo Exploration Property or property substituted therefor that is completed in connection with the transactions referred to in (i) above; or

3.

any liability or obligation for Tax, which is payable but not yet paid or reflected in the reserves in Sulliden' annual audited financial statements for the fiscal year ended April 30, 2013, to any Governmental Entity and is imposed on, or is in respect of, the SpinCo Assets, the SpinCo Liabilities, and/or the SpinCo Exploration Property for or in respect of any taxable period (or portion thereof) ending on or prior to the Effective Date, in each case, only to the extent that such Tax is payable after Sulliden and any of its Subsidiaries have claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for its respective taxation year that includes the transfer of SpinCo Assets or SpinCo Exploration Property to SpinCo;

"Indemnity Notice" has the meaning ascribed thereto in Subsection 7.2(a);

"Indemnified Party" has the meaning ascribed thereto in Subsection 7.1;

"Indemnified Tax Claim" has the meaning ascribed thereto in Subsection 7.2(b);

"Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Sulliden Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

"Investment Canada Act" means the Investment Canada Act, R.S.C . 1985, c 28 (1st Supp);

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

"LOI" means the letter agreement between Rio Alto and Sulliden dated May 20, 2014;

"material fact" and "material change" have the meanings ascribed thereto in the Securities Act;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions;

"misrepresentation" has the meaning ascribed thereto in the Securities Act;

"Money Laundering Laws" has the meaning ascribed thereto in Subsection 8(d) of Schedule D;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NYSE" means the New York Stock Exchange;

"OBCA" means the Business Corporations Act (Ontario);

"ordinary course of business", "ordinary course of business consistent with past practice", or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

"Outside Date" means August 31, 2014 or such later date as may be agreed to in writing by the Parties;

"Parties" means collectively, Sulliden, Rio Alto and SpinCo and "Party" means any one of them;

"Permit" means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

"Permitted Encumbrances" means any one or more of the following: (a) encumbrances for Taxes which are not delinquent; (b) inchoate or statutory encumbrances, provided that such encumbrances are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law; or (c) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of a Party or any of their Subsidiaries or affiliates, to terminate any such lease, licence, franchise, grant or permit, or require annual or other payments as a condition of their continuance;

"Person" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement of Sulliden, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably;

"QBCA" means the Business Corporations Act (Québec);

"Recognized Exchange" has the meaning ascribed thereto in the Securities Act;

"Regulatory Approvals" means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement;

"Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

"Rio Alto Balance Sheet" has the meaning ascribed thereto in Section 14 of Schedule E;

"Rio Alto Benefit Plans" means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Rio Alto or any of its Subsidiaries or for which Rio Alto or its Subsidiaries could have any liability;

"Rio Alto Board" means the board of directors of Rio Alto as the same is constituted from time to time;

"Rio Alto Change in Recommendation" has the meaning ascribed thereto in Subsection 8.5(d);

"Rio Alto Circular" means the notice of the Rio Alto Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Rio Alto Shareholders in connection with the Rio Alto Meeting, as amended, supplemented or otherwise modified from time to time;

"Rio Alto Disclosure Documents" means all material information, disclosure, forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be public disclosed or filed by Rio Alto with securities regulators and stock exchanges pursuant to applicable Securities Laws;

"Rio Alto Disclosure Letter" means the disclosure letter executed by Rio Alto and delivered to Sulliden prior to the execution of this Agreement;

"Rio Alto Financial Advisor" means GMP Securities L.P.;

"Rio Alto Locked-up Shareholders" means the senior officers and directors of Rio Alto;

"Rio Alto Material Adverse Effect" means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Rio Alto and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States or Peru, (ii) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster, (iii) in or relating to the state of securities markets in general, including any reduction in market indices, (iv) in or relating to currency exchange rates, (v) in or relating to the industries in which such persons operate in general or the market for gold in general or changes in the price of gold, (vi) in or relating to any change to existing IFRS standards or regulatory accounting requirements, (vii) in or relating to any applicable Laws or any interpretation thereof by any Governmental Authority, or (viii) relating to a change in the market trading price of the Rio Alto Shares either: (A) related to this Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of "Rio Alto Material Adverse Effect" under Subsections (i) to (vi) above, provided, however, that such effect referred to in Subsections (ii) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Rio Alto or its Subsidiaries or disproportionately adversely affect Rio Alto and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Rio Alto and its Subsidiaries operate; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an "Rio Alto Material Adverse Effect" has occurred;

"Rio Alto Meeting" means the special meeting of Rio Alto Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining the Rio Alto Shareholder Approval;

"Rio Alto Mineral Rights" has the meaning ascribed thereto in Subsection 15(b) of Schedule E;

"Rio Alto Properties" means any and all real properties in which Rio Alto or any of its Subsidiaries owns or holds any right, title or interest, as disclosed in Rio Alto Disclosure Documents;

"Rio Alto Property Interests" has the meaning ascribed thereto in Subsection 15(a) of Schedule E;

"Rio Alto Replacement Options" shall have the meaning as ascribed thereto in the Plan of Arrangement;

"Rio Alto Share Issuance Resolution" means the ordinary resolution of Rio Alto Shareholders approving the issuance of the Consideration Shares (including any Rio Alto Shares issuable upon the exercise of any Rio Alto Replacement Options and Sulliden Warrants) and the Rio Alto Shares that may be issued pursuant to Section 2.10(b), at the Rio Alto Meeting substantially in the form and content of Schedule C;

"Rio Alto Share Resale Agreement" means an agreement to be entered into between Rio Alto and SpinCo in which SpinCo agrees and covenants that: (i) it will limit its sales of Rio Alto Shares received as set forth in Subsection 2.10(b) hereof to a maximum of $2,000,000 in any one month period; and (ii) it will provide three (3) Business Days prior written notice to Rio Alto prior to any proposed sale of Rio Alto Shares;

"Rio Alto Shareholder Approval" means the approval by the Rio Alto Shareholders of the Rio Alto Share Issuance Resolution at the Rio Alto Meeting and, if required, of the transactions contemplated by this Agreement, in accordance with the policies and rules of the TSX and NYSE;

"Rio Alto Shareholders" means the holders of Rio Alto Shares;

"Rio Alto Shares" means the common shares in the authorized share capital of Rio Alto;

"Rio Alto Share Price" means the price of Rio Alto Shares based on the volume weighted average trading price of Rio Alto Shares on the TSX for the five trading day period ended on the last trading day immediately prior to the date of the Sulliden Meeting .

"Rio Alto Superior Proposal Notice" has the meaning ascribed thereto in Subsection 8.6(a)(iii);

"Rio Alto Termination Expense" means an amount equal to $2,000,000;

"Rio Alto Termination Expense Event" has the meaning ascribed thereto in Subsection 9.3(e);

"Rio Alto Termination Payment" means an amount equal to $15,000,000;

"Rio Alto Termination Payment Event" has the meaning ascribed thereto in Subsection 9.3(d);

"Rio Alto Voting Agreements" means the voting agreements (including all amendments thereto) between Sulliden and the Rio Alto Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Rio Alto Shares in favour of the Rio Alto Share Issuance Resolution;

"Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Laws" means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX and NYSE;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Shahuindo Technical Report" has the meaning ascribed thereto in Subsection 23 of Schedule D;

"SpinCo Assets" means (i) all mining claims (whether patented or unpatented), concessions, leases, licenses, surface rights or other mineral rights in respect of the SpinCo Exploration Property, (ii) office furniture, office equipment or office supplies located at the offices located at 65 Queen Street W. Suite 800, Toronto, Canada, (iii) all fixed assets of Sulliden and/or its Subsidiaries relating exclusively to the SpinCo Exploration Property or located within the boundaries of the SpinCo Exploration Property or at the office locations referred to above in paragraph (ii) above, (iv) all joint venture, earn-in, other Contracts entered into by Sulliden and/or its Subsidiaries, and royalties or other similar rights that relate exclusively to the SpinCo Exploration Property; and (v) all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the SpinCo Exploration Property in Sulliden' possession or control relating exclusively to the SpinCo Exploration Property;

"SpinCo Circular Information" means all information in respect of SpinCo required to be included in the Sulliden Circular or the Rio Alto Circular, as the case may be, under applicable Securities Laws and the Interim Order;

"SpinCo Conveyance Agreement" means the agreement to be entered on or prior to the Effective Date between Sulliden and SpinCo to effect the sale and transfer of SpinCo Assets and SpinCo Liabilities from Sulliden to SpinCo, in a form satisfactory to Sulliden, SpinCo and Rio Alto, acting reasonably;

"SpinCo Exploration Property" means all of the right, title and interest of Sulliden and/or its Subsidiaries in the East Sullivan property, as set out in Schedule G;

"SpinCo Liabilities" means all of the liabilities of Sulliden or any of its Subsidiaries, contingent or otherwise, which solely pertain to, or arose in connection with the operation of, the SpinCo Exploration Property or the SpinCo Assets, including, without limitation, all Indemnified Liabilities;

"SpinCo Options" means options to purchase SpinCo Shares;

"SpinCo Shares" means the common shares of SpinCo to be issued as part of the Consideration pursuant to the Plan of Arrangement;

"SpinCo Stock Option Plan" means a stock option plan to be adopted at the Sulliden Meeting for the issuance of SpinCo Options, in form and substance satisfactory to Sulliden, SpinCo and Rio Alto, acting reasonably, and in compliance with all applicable Laws;

"Spin-Out" has the meaning ascribed thereto in the Recitals;

"Subsidiary" has the meaning ascribed thereto in National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date of this Agreement;

"Sulliden Annual Financial Statements" has the meaning ascribed to it in Subsection 15(a) of Schedule D;

"Sulliden Arrangement Resolution" means the special resolution of the Sulliden Shareholders, approving the Plan of Arrangement which is to be considered at the Sulliden Meeting substantially in the form and content of Schedule B hereto;

"Sulliden Balance Sheet" has the meaning ascribed thereto in Section 16 of Schedule D;

"Sulliden Benefit Plans" has the meaning ascribed thereto in Section 12 of Schedule D;

"Sulliden Board" means the board of directors of Sulliden as the same is constituted from time to time;

"Sulliden Budget" means the Sulliden operating and capital budget as included in the Sulliden Disclosure Letter;

"Sulliden Change in Recommendation" has the meaning ascribed thereto in Subsection 8.2(d);

"Sulliden Change of Control Payments" means all obligations of Sulliden pursuant to severance and/or change of control payments which may become due to any director, officer, employee, consultant, consulting company, or service company as a result of this Arrangement;

"Sulliden Circular" means the notice of the Sulliden Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Sulliden Shareholders in connection with the Sulliden Meeting, as amended, supplemented or otherwise modified from time to time;

"Sulliden Class A Options" shall have the meaning as ascribed thereto in the Plan of Arrangement;

"Sulliden Continuance" means the continuance of Sulliden from the Jurisdiction of the Province of Québec to the jurisdiction of the Province of Ontario pursuant to section 180 of the OBCA and section 297 of the QBCA, such continuance to occur prior to the Arrangement;

"Sulliden Continuance Resolution" means the special resolution of the Sulliden Shareholders in respect of the Sulliden Continuance to be considered at the Sulliden Meeting substantially in the form and content of Schedule B hereto;

"Sulliden Disclosure Documents" means all material information, disclosure, forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be public disclosed or filed by Sulliden with securities regulators and stock exchanges pursuant to applicable Securities Laws;

"Sulliden Disclosure Letter" means the disclosure letter executed by Sulliden and delivered to Rio Alto prior to the execution of this Agreement;

"Sulliden DSU" means a deferred share unit issued under the Sulliden DSU Plan;

"Sulliden DSU Plan" means the deferred share unit plan of Sulliden as approved by the Sulliden Board;

"Sulliden Financial Advisors" means collectively, Cormark Securities Inc. and National Bank Financial Inc. and "Sulliden Financial Advisor" means any one of them;

"Sulliden Financial Statements" has the meaning ascribed to it in Subsection 15(a) of Schedule D;

"Sulliden Group" means collectively, Sulliden and each of its Subsidiaries and their affiliates;

"Sulliden Interim Financial Statements" has the meaning ascribed to it in Subsection 15(a) of Schedule D;

"Sulliden Locked-up Shareholders" means the senior officers, directors of Sulliden and Aberdeen International Inc.;

"Sulliden Material Adverse Effect" means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Sulliden and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) the announcement of the execution of this Agreement or the transactions contemplated by this Agreement (ii) in or relating to general political, economic or financial conditions, including in Canada, the United States or Peru, (iii) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster (iv) in or relating to the state of securities markets in general, including any reduction in market indices, (v) in or relating to currency exchange rates, (vi) in or relating to the industries in which such persons operate in general, the market for gold in general or changes in the price of gold, (vii) in or relating to any change to existing IFRS standards or regulatory accounting requirements, (viii) in or relating to any applicable Laws or any interpretation thereof by any Governmental Authority, (ix) in or relating to SpinCo; (x) any actions taken (or omitted to be taken) upon the request of Rio Alto or pursuant to this Agreement (xi) relating to a change in the market trading price of the Sulliden Shares either: (A) related to this Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of "Sulliden Material Adverse Effect" under Subsections (i) to (ix) above, provided, however, that such effect referred to in Subsections (iv) to (viii) above does not disproportionately adversely affect Sulliden and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Sulliden and its Subsidiaries operate; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an "Sulliden Material Adverse Effect" has occurred;

"Sulliden Meeting" means the special meeting of Sulliden Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution;

"Sulliden Mineral Rights" has the meaning ascribed thereto in Subsection 19(b) of Schedule D;

"Sulliden Option Plan" means the share option plan of Sulliden, approved by Sulliden Shareholders at a meeting held on October 6, 2011;

"Sulliden Optionholders" means the holders of Sulliden Options;

"Sulliden Options" means the outstanding options to purchase Sulliden Shares granted under the Sulliden Option Plan;

"Sulliden Properties" means any and all real properties in which Sulliden or any of its Subsidiaries owns or holds any right, title or interest, as disclosed in Sulliden Disclosure Documents;

"Sulliden Real Property Interests" has the meaning ascribed thereto in Subsection 19(a) of Schedule D;

"Sulliden RSU" means a restricted stock unit issued under the Sulliden RSU Plan;

"Sulliden RSU Plan" means the restricted share unit plan of Sulliden as approved by the Sulliden Board;

"Sulliden Shareholders" means the holders of Sulliden Shares;

"Sulliden Shareholder Approval" has the meaning ascribed thereto in Subsection 2.2(c);

"Sulliden Shares" means the common shares in the authorized share capital of Sulliden;

"Sulliden Special Committee" means the special committee of the Sulliden Board established to consider the Arrangement;

"Sulliden Superior Proposal Notice" has the meaning ascribed thereto in Subsection 8.3(a)(iv)

"Sulliden Expense Payment" means an amount equal to $2,000,000;

"Sulliden Termination Payment" means an amount equal to $15,000,000;

"Sulliden Termination Payment Event" has the meaning ascribed thereto in Subsection 9.3(b)

"Sulliden Termination Expense Event" has the meaning ascribed thereto in Subsection 9.3(c)

"Sulliden Transaction Costs" means, collectively, all termination or severance payments (or both) payable to employees of Sulliden, all bonus or other incentive payments, together with all other costs of Sulliden in connection with this Agreement and the Arrangement, including, without limitation, fees and expenses of the Sulliden Financial Advisors, which fees and expenses of the Sulliden Financial Advisors shall not exceed the amounts set forth in the Sulliden Disclosure Letter, and such reasonable legal, accounting and engineering advisors, printing, mailing, solicitation and shareholder communication fees, costs and expenses, and Sulliden Meeting costs, as are customary in a transaction of this nature, but specifically excluding the Sulliden Change of Control Payments;

"Sulliden Voting Agreements" means the voting agreements (including all amendments thereto) between Rio Alto and the Sulliden Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Sulliden Shares in favour of the Sulliden Arrangement Resolution;

"Sulliden Warrants" means the common share purchase warrants of Sulliden;

"Superior Proposal" means any bona fide Acquisition Proposal made in writing by a third party with whom Rio Alto or Sulliden, as the case may be, and each of its respective affiliates deal at arm’s length, after the date hereof that, in good faith determination of the Sulliden Board or the Rio Alto Board, as applicable, after receipt of advice from its outside financial advisors and legal counsel: (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be reasonably likely to be available to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iii) which is not subject to a due diligence or access condition; (iv) that did not result from a breach of Subsections 8.1, 8.2, 8.4 or 8.5, as applicable, by the receiving Party or its representatives; (v) in the case of a transaction that involves the acquisition of common shares of a Party, that is made available to all Sulliden Shareholders or Rio Alto Shareholders, as the case may be, on the same terms and conditions (but, for greater certainty, does not restrict the provision of Collateral Benefits to any one or more Sulliden Shareholders or Rio Alto Shareholders, as the case may be) and is in compliance with all applicable Laws; and (vi) in respect of which the board of directors of such Party determines in good faith, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Subsection 8.3 or Subsection 8.6, as applicable;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Tax Arbitrator" has the meaning ascribed thereto in Subsection 7.2(b)(iv);

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

"Taxes" means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, workers' compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

"Transaction Personal Information" has the meaning ascribed thereto in Subsection 10.1;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"Unindemnified Tax Claim" has the meaning ascribed thereto in Subsection 7.2(b)(i);

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S . Exchange Act" means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

"U.S. Person" has the meaning ascribed to it in Rule 902(k) of Regulation S of the U.S. Securities Act; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)

"this Agreement" means this Arrangement Agreement, including the recitals and Schedules hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Schedule hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)

the words "hereof", "herein", "hereto" and "hereunder" and other word of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)

all references in this Agreement to a designated "Article", "Section", "Subsection" or other subdivision, recital or "Schedule" hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Schedule to, this Agreement;

(d)	the division of this Agreement into Article, Sections, Subsections and other subdivisions, recitals or Schedule, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)

a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word "or" is not exclusive;

(g)	the word "including" is not limiting, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; and

(h)	all references to "approval", "authorization" or "consent" in this Agreement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars. All references to US$ refers to Untied States dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Sulliden or Rio Alto shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Sulliden required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of Sulliden or Rio Alto, as the case may be, it shall be deemed to refer to the knowledge, after making reasonable inquiries regarding the relevant matter, of Sulliden' and Rio Alto's directors and senior officers, as the case may be, as of the date of this Agreement and does not include any constructive, implied or imputed knowledge of such individuals.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement

Schedule B - Sulliden Arrangement Resolution and Sulliden Continuance Resolution

Schedule C - Rio Alto Share Issuance Resolution

Schedule D - Representations and Warranties of Sulliden

Schedule E - Representations and Warranties of SpinCo

Schedule F - Representations and Warranties of Rio Alto

Schedule G - SpinCo Exploration Property

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement, pursuant to which (among other things) each Sulliden Shareholder (other than Sulliden Shareholders who have validly exercised Dissent Rights) shall receive the Consideration.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event on or before July 31, 2014, Sulliden (and SpinCo, if necessary) shall apply to the Court in a manner acceptable to Rio Alto, acting reasonably, pursuant to the OBCA and, in cooperation with Rio Alto, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Sulliden Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Sulliden Meeting;

(c)

that the requisite approval for the Sulliden Arrangement Resolution shall be (i) a majority of no less than two-thirds of the votes cast on the Sulliden Arrangement Resolution by the Sulliden Shareholders present in person or by proxy at the Sulliden Meeting, and (ii) a majority of the votes attached to the Sulliden Shares held by Sulliden Shareholders present in person or represented by proxy at the Sulliden Meeting excluding the votes of those Persons whose votes are required to be excluded under MI 61-101 (collectively, the "Sulliden Shareholder Approval");

(d)

that, in all other respects, the terms, conditions and restrictions of the Sulliden constating documents, including quorum requirements and other matters, shall apply in respect of the Sulliden Meeting;

(e)	for the grant of Dissent Rights to the Sulliden Shareholders who are registered Sulliden Shareholders;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Sulliden Meeting may be adjourned or postponed from time to time by the Sulliden Board subject to the terms of this Agreement without the need for additional approval of the Court;

(h)

that it is Rio Alto's intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of: (i) Class A Shares and SpinCo Shares in exchange for Class B Shares, (ii) the issuance of Sulliden Shares in exchange of/or settlement of Sulliden DSUs and/or Sulliden RSUs, (iii) the issuance of Sulliden Class A Options and SpinCo Options in exchange for Sulliden Options, (iv) the issuance of Rio Alto Replacement Options in exchange for Sulliden Class A Options, (v) the Consideration Shares to be issued pursuant to the Arrangement, based on the Court's approval of the Arrangement;

(i)

that each securityholder of Sulliden shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a notice of appearance within a reasonable time; and

(j)

for such other matters as Rio Alto and/or Sulliden may reasonably require, subject to obtaining the prior consent of Sulliden and/or Rio Alto, respectively, such consent not to be unreasonably withheld or delayed.

2.3	Sulliden Meeting

Subject to the terms of this Agreement:

(a)

Sulliden agrees to convene and conduct the Sulliden Meeting in accordance with the Interim Order, Sulliden' articles, by-laws and applicable Law as soon as reasonably practicable and in any event on or before July 31, 2014. Sulliden and Rio Alto agree to use their commercially reasonable efforts to schedule the Sulliden Meeting and the Rio Alto Meeting on or about the same day with the Sulliden Meeting to occur after the Rio Alto Meeting. Sulliden agrees that it shall, in consultation with Rio Alto, fix and publish a record date for the purposes of determining the Sulliden Shareholders entitled to receive notice of and vote at the Sulliden Meeting in accordance with the Interim Order.

(b)

Sulliden shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Sulliden Meeting without Rio Alto's prior written consent, such consent not to be unreasonably withheld.

(c)

Sulliden will advise Rio Alto as Rio Alto may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Sulliden Meeting, as to the aggregate tally of the proxies received by Sulliden in respect of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution.

(d)

Sulliden will promptly advise Rio Alto of any written notice of dissent or purported exercise by any Sulliden Shareholder of Dissent Rights received by Sulliden and any withdrawal of Dissent Rights received by Sulliden and any written communications sent by or on behalf of Sulliden to any Sulliden Shareholder exercising or purporting to exercise Dissent Rights.

(e)	Sulliden will provide notice to Rio Alto of the Sulliden Meeting and use its commercially reasonable efforts to allow representatives of Rio Alto to attend the Sulliden Meeting.

2.4	Rio Alto Meeting

Subject to the terms of this Agreement:

(a)

Rio Alto agrees to convene and conduct the Rio Alto Meeting in accordance with Rio Alto's articles, by-laws and applicable Law as soon as reasonably practicable and in any event on or before July 31, 2014. Sulliden and Rio Alto agree to use their commercially reasonably efforts to schedule the Sulliden Meeting and the Rio Alto Meeting to occur on or about the same day.

(b)

Rio Alto shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Rio Alto Meeting without Sulliden' prior written consent, such consent not to be unreasonably withheld.

(c)

Rio Alto will advise Sulliden as Sulliden may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Rio Alto Meeting, as to the aggregate tally of the proxies received by Rio Alto in respect of the Rio Alto Share Issuance Resolution.

(d)	Rio Alto shall provide notice to Sulliden of the Rio Alto Meeting and use its commercially reasonable efforts to allow representatives of Sulliden to attend the Rio Alto Meeting.

(e)	Immediately after the Effective Time, Rio Alto shall appoint two nominees from Sulliden to the Rio Alto Board.

2.5	Sulliden Circular

(a)

As promptly as reasonably practicable following execution of this Agreement, but subject to Subsection 2.5(d), Sulliden shall (i) prepare the Sulliden Circular together with any other documents required by applicable Laws and ensure that such information represents full, true and plain disclosure of all material facts concerning Sulliden and SpinCo and does not include any misrepresentation concerning Sulliden, its Subsidiaries, SpinCo and the Sulliden Shares, (ii) file the Sulliden Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Sulliden Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Sulliden Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Sulliden Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Sulliden Meeting.

(b)	Sulliden shall disclose in the Sulliden Circular:

(i)	that the Sulliden Board and the Sulliden Special Committee has received a fairness opinion from each of the Sulliden Financial Advisors;

(ii)	the general terms of the fairness opinion from each of the Sulliden Financial Advisors;

(iii)

that the Sulliden Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Sulliden Special Committee, that the Consideration per Sulliden Share to be received by Sulliden Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Sulliden, and the Sulliden Board has recommended that the Sulliden Shareholders vote in favour of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution.

(c)

Except as permitted under the other provisions of this Agreement: (i) Sulliden shall solicit proxies in favour of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution, against any resolution submitted by any other Sulliden Shareholder, including, if so requested by Rio Alto, acting reasonably, using the services of dealers and proxy solicitation services and permitting Rio Alto to otherwise assist Sulliden in such solicitation and take all other actions that are reasonably necessary or desirable to seek the approval of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution; (ii) Sulliden shall include a statement in the Sulliden Circular that the Sulliden Board recommends to holders of Sulliden Shares that they vote in favour of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution; (iii) Sulliden shall not make a Sulliden Change in Recommendation; and (iv) Sulliden shall include in the Sulliden Circular a statement that each director and executive officer of Sulliden intends to vote all of such Person's Sulliden Shares (including any Sulliden Shares issued upon the exercise of any securities convertible, exercisable or exchangeable into Sulliden Shares) in favour of the Sulliden Arrangement Resolution, subject to the other terms of this Agreement and the Sulliden Voting Agreements .

(d)

Rio Alto shall provide to Sulliden all information regarding Rio Alto, its affiliates and the Rio Alto Shares, including any pro forma financial statements prepared in accordance with IFRS and applicable Laws as required by the Interim Order and applicable Laws for inclusion (or if permitted, for incorporation by reference) in the Sulliden Circular or in any amendments or supplements to such Sulliden Circular. Rio Alto shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included or incorporated by reference in the Sulliden Circular and to the identification in the Sulliden Circular of each such advisor. Rio Alto shall ensure that such information represents full, true and plain disclosure of all material facts concerning the Rio Alto Shares and does not include any misrepresentation concerning Rio Alto. Rio Alto shall indemnify and save harmless Sulliden, its Subsidiaries and their respective officers, directors and employees from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Sulliden, any of its Subsidiaries or any of their respective officers, directors and employees may be subject or may suffer as a result of, or arising from, any misrepresentation contained in any information included or incorporated by reference in the Sulliden Circular that was provided by Rio Alto pursuant to this Subsection 2.5(d), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any securities regulatory authority or other Governmental Entity based on such misrepresentation.

(e)

Rio Alto and its legal counsel shall be given a reasonable opportunity to review and comment on the Sulliden Circular prior to the Sulliden Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Rio Alto and its legal counsel, provided, however, that all information relating solely to Rio Alto, its affiliates and the Rio Alto Shares included in the Sulliden Circular shall be in form and content satisfactory to Rio Alto, acting reasonably. Sulliden shall provide Rio Alto with final copies of the Sulliden Circular prior to the mailing to the Sulliden Shareholders.

(f)

Each of Sulliden and Rio Alto shall promptly notify the other Party if at any time before the Effective Date either becomes aware that the Sulliden Circular contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Sulliden Circular as required or appropriate, and Sulliden shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Sulliden Circular to Sulliden Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.6	Rio Alto Circular

(a)

As promptly as reasonably practicable following execution of this Agreement but subject to Subsection 2.6(d), Rio Alto shall (i) prepare the Rio Alto Circular together with any other documents required by applicable Laws and ensure that such information contains full, true and plain disclosure of all material facts concerning the Rio Alto Shares and does not include any misrepresentation concerning Rio Alto, its Subsidiaries and the Rio Alto Shares (ii) file the Rio Alto Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Rio Alto Circular as required in accordance with all applicable Laws. On the date of mailing thereof, the

Rio Alto Circular shall comply in all material respects with all applicable Laws and shall contain sufficient detail to permit the Rio Alto Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Rio Alto Meeting .

(b)	Rio Alto shall disclose in the Rio Alto Circular:

(i)	that the Rio Alto Board has received a fairness opinion from the Rio Alto Financial Advisor;

(ii)	the general terms of the fairness opinion from the Rio Alto Financial Advisor; and

(iii)

that the Rio Alto Board has determined that entering into this Agreement and, subject to the terms and conditions contained herein, completing the transactions contemplated by this Agreement is in the best interests of Rio Alto and the Rio Alto Board has decided to recommend that the Rio Alto Shareholders vote in favour of the Rio Alto Share Issuance Resolution.

(c)

Rio Alto shall solicit proxies in favour of the Rio Alto Share Issuance Resolution, against any resolution submitted by any other Rio Alto Shareholder, including, if so requested by Sulliden, using the services of dealers and proxy solicitation services and permitting Sulliden to otherwise assist Rio Alto in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Rio Alto Share Issuance Resolution; (ii) the Rio Alto Board shall recommend to holders of Rio Alto Shares that they vote in favour of the Rio Alto Share Issuance Resolution; (iii) Rio Alto shall not make a Rio Alto Change in Recommendation; and (iv) Rio Alto shall include in the Rio Alto Circular a statement that each director and executive officer of Rio Alto intends to vote all of such Person's Rio Alto Shares (including any Rio Alto Shares issued upon the exercise of any securities exercisable into Rio Alto Shares) in favour of the Rio Alto Share Issuance Resolution, subject to the other terms of this Agreement.

(d)

Sulliden shall provide to Rio Alto all information regarding Sulliden, its affiliates, the Sulliden Shares and the SpinCo Circular Information as required by applicable Laws for inclusion (or, if permitted, for incorporation by reference) in the Rio Alto Circular or in any amendments or supplements to such Rio Alto Circular. Sulliden shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included or incorporated by reference in the Rio Alto Circular and to the identification in the Rio Alto Circular of each such advisor. Sulliden shall ensure that such information represents full, true and plain disclosure of all material facts concerning Sulliden and SpinCo and does not include any misrepresentation concerning Sulliden, its Subsidiaries, SpinCo and the Sulliden Shares. Sulliden shall indemnify and save harmless Rio Alto, its Subsidiaries and their respective officers, directors and employees from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Rio Alto, any of its Subsidiaries or any of their respective officers, directors and employees may be subject or may suffer as a result of, or arising from, any misrepresentation contained in any information included or incorporated by reference in the Rio Alto Circular that was provided by Sulliden pursuant to this Subsection 2.6(d), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any securities regulatory authority or other Governmental Entity based on such misrepresentation.

(e)

Sulliden and its legal counsel shall be given a reasonable opportunity to review and comment on the Rio Alto Circular prior to the Rio Alto Circular being printed and filed with the Governmental Entities, and reasonable consideration shall be given to any comments made by Sulliden and its counsel, provided, however, that all information relating solely to Sulliden and the SpinCo Circular Information, its affiliates and the Sulliden Shares included in the Rio Alto Circular shall be in form and content satisfactory to Sulliden, acting reasonably. Rio Alto shall provide Sulliden with final copies of the Rio Alto Circular prior to the mailing to the Rio Alto Shareholders.

Each of Sulliden and Rio Alto shall promptly notify the other Party if at any time before the Effective Date either becomes aware that the Rio Alto Circular contains a misrepresentation, or that otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Rio Alto Circular as required or appropriate, and Rio Alto shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Rio Alto Circular to Rio Alto Shareholders and, if required by applicable Laws, file the same with the Governmental Entities and as otherwise required.

2.7	Final Order

If: (a) the Interim Order is obtained, and (b) the Sulliden Arrangement Resolution is passed at the Sulliden Meeting as provided for in the Interim Order and as required by applicable Law and the Rio Alto Share Issuance Resolution is passed at the Rio Alto Meeting as required by applicable Law, then, subject to the terms of this Agreement, Sulliden shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 82(5)(f) of the OBCA held as soon as reasonably practicable and, in any event, within five (5) Business Days following the later of the approval of the Sulliden Arrangement Resolution at the Sulliden Meeting and the approval of the Rio Alto Share Issuance Resolution at the Rio Alto Meeting, or such other time period as may be agreed upon by the Parties, each acting reasonably.

2.8	Court Proceedings

Subject to the terms of this Agreement, Rio Alto will cooperate with and assist Sulliden in seeking the Interim Order and the Final Order, including by providing Sulliden on a timely basis any information reasonably required to be supplied by Rio Alto in connection therewith. Sulliden will provide legal counsel to Rio Alto with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Sulliden will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Agreement, the Arrangement, or with Rio Alto's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Rio Alto to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Rio Alto's obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. Sulliden shall also provide to Rio Alto's legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Sulliden in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Sulliden indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Sulliden will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Sulliden will not object to legal counsel to Rio Alto making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided, however, that Sulliden is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Sulliden will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Sulliden is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Rio Alto. [Redacted to protect sensitive confidential information.]

2.9	Sulliden Options, Sulliden Warrants, Sulliden DSUs and Sulliden RSUs

(a)

Subject to the terms of this Agreement and applicable Regulatory Approval, the Sulliden Options, Sulliden Warrants, the RSUs and DSUs outstanding prior to the Effective Time shall be treated, adjusted and/or exchanged as the case may be, according with the terms of the Plan of Arrangement.

(b)

Sulliden covenants and agrees that it will use all commercially reasonable efforts to cause each of the holders of RSUs to consent in writing prior to the Effective Time, in a form satisfactory to Sulliden and Rio Alto, each acting reasonably, that each RSU held by such holder shall be surrendered immediately prior to the Effective Time for Sulliden Shares and such holder shall participate in the Arrangement as prescribed in the Plan of Arrangement.

(c)

Sulliden covenants and agrees that it will use all commercially reasonable efforts to cause each of the holders of DSUs to resign his or her position with Sulliden, and his or her successor shall be appointed, and to cause each such holder to consent in writing prior to the Effective Time, in a form satisfactory to Sulliden and Rio Alto, each acting reasonably, that each DSU held by such holder shall be settled for a Sulliden Share which shall be treated like other Sulliden Shares in the Arrangement in accordance with the terms of the Plan of Arrangement.

2.10	SpinCo, Conveyance and Performance

(a)	SpinCo Assets and SpinCo Liabilities will be transferred by Sulliden to SpinCo pursuant to the SpinCo Conveyance Agreement in exchange for SpinCo Shares as contemplated in the Plan of Arrangement.

(b)

Rio Alto will lend to Sulliden an amount of cash equal to $25,000,000 by way of a non-interest bearing demand promissory note, so that Sulliden will, at the option of Rio Alto, use these funds to subscribe for SpinCo Shares in consideration for:

(i) $25,000,000 in cash; or

(ii) $15,000,000 in cash, plus that number of Rio Alto Shares, which will be subscribed for by Sulliden as contemplated in the Plan of Arrangement, having a deemed value of $10,000,000 based on the Rio Alto Share Price, and SpinCo shall enter into the Rio Alto Share Resale Agreement.

(c)	Rio Alto will provide written notice to Sulliden of its choice of Subsection 2.10(b)(i) or Subsection 2.10(b)(ii) at least 10 days prior to the Effective Date.

(d)

The board of directors, management and other governance and structuring matters relating to SpinCo including, without limitation, any compensation arrangements, shall be determined by Sulliden and, in the case of structuring matters, shall be satisfactory to Rio Alto, acting reasonably.

(e)

Sulliden unconditionally and irrevocably guarantees, in favour of Rio Alto, and covenants and agrees to be jointly and severally liable with SpinCo for the due and punctual performance of each and every obligation, covenant and agreement of SpinCo arising under this Agreement, the Arrangement, any agreements entered into by SpinCo in connection with, ancillary to or to effect any transaction contemplated by this Agreement or the Arrangement and any amount of any judgment or award made against SpinCo for the benefit of Rio Alto. Sulliden shall cause SpinCo to comply with all of SpinCo’s obligations under or relating to the Arrangement and the transactions contemplated by this Agreement.

2.11	Employees and Change of Control Payments

(a)

Unless otherwise agreed among the Parties prior to the Effective Date, the employment of all employees of Sulliden and any Sulliden Subsidiaries (the "Continuing Employees"), other than those identified in the Sulliden Disclosure Letter, will be continued by Rio Alto. At the Effective Time, the Continuing Employees, unless their employment is terminated, shall continue their employment on the terms and conditions comparable (excluding consideration of long term incentive plans), in the aggregate, to the terms and conditions on which they are currently employed.

(b)

The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Sulliden executive officer and employment (if applicable) and consulting and other agreements. The Sulliden Disclosure Letter includes the Sulliden Change of Control Payments and includes: (i) the name of each individual or entity entitled to a payment; (ii) a description of the agreement or plan or other legal requirement under which the payment arises and relevant section references, if applicable; (iii) the total amount of each individual's payment; and (iv) the method of calculating such payment.

(c)

The Parties agree that any Sulliden Change of Control Payments that are payable in cash shall be paid to the applicable executive officer, employee or consultants of Sulliden entitled thereto immediately prior to the Effective Time concurrent with and in exchange for the execution of full and final releases in favour of Sulliden Group and in form and substance satisfactory to Rio Alto, acting reasonably.

(d)	Sulliden shall be exclusively responsible and shall pay for any withholding obligations of Taxes pursuant to the Tax Act from any amounts paid for the Sulliden Change of Control Payment.

2.12	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. On the second (2nd) Business Day after the satisfaction or, where not permitted, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Sulliden with the Director, provided, however, that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with Rio Alto's prior written consent. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the OBCA. Each of Sulliden and Rio Alto agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Subsection 9.4 of this Agreement to include such other terms determined to be necessary or desirable by Rio Alto or Sulliden, as the case may be, provided, however, that the Plan of Arrangement shall not be amended in any manner which has the effect of changing the Consideration or which is otherwise prejudicial to the Sulliden Shareholders, other parties to be bound by the Plan of Arrangement or the Rio Alto Shareholders and is not inconsistent with the provisions of this Agreement. The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario at 10:00 a.m. on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.13	Payment of Consideration

Rio Alto will, following receipt by Sulliden of the Final Order and prior to the filing by Sulliden of the Articles of Arrangement, deposit in escrow with the Depositary sufficient Rio Alto Shares to satisfy the Consideration payable by Rio Alto to the Sulliden Shareholders.

2.14	Announcements and Consultations

Rio Alto and Sulliden shall consult with each other in respect to issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement, its business or operations and in making any filing with any Governmental Entity. Each of Rio Alto and Sulliden shall use commercially reasonable efforts to enable the other Party to review and comment on all such press releases, public statements and filings prior to the release or filing, respectively, thereof, provided, however, that the obligations herein shall not prevent a Party from making, after consultation with the other Party, such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange. Reasonable consideration shall be given to any comments made by the other Party and its counsel.

2.15	Withholding Taxes

The Parties, the Depositary and any Person on their behalf shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person such amounts as any of the Parties or the Depositary or any Person on their behalf may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.16	List of Shareholders

Subject to Section 10.1, at the reasonable request of Rio Alto from time to time, Sulliden shall provide Rio Alto with a list (in both written and electronic form) of the registered Sulliden Shareholders, together with their addresses and respective holdings of Sulliden Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Sulliden to acquire Sulliden Shares (including the holders of Sulliden Options, Sulliden Warrants, Sulliden DSUs and Sulliden RSUs) and a list of non-objecting beneficial owners of Sulliden Shares, together with their addresses and respective holdings of Sulliden Shares. Sulliden shall from time to time furnish Rio Alto with such additional information, including updated or additional lists of Sulliden Shareholders and lists of holders of Sulliden Options, Sulliden Warrants, Sulliden DSUs and Sulliden RSUs and other assistance as Rio Alto may reasonably request.

2.17	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Class A Shares, Consideration Shares, Rio Alto Replacement Options, SpinCo Shares and SpinCo Options issued on completion to Sulliden Shareholders and Sulliden Optionholders, as applicable, will be issued by Sulliden, Rio Alto and SpinCo, as the case may be, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Sulliden Shareholders, subject to the Arrangement;

(d)

Sulliden will ensure that each Person entitled to receive Class A Shares, Consideration Shares, Rio Alto Replacement Options, SpinCo Shares or SpinCo Options, as applicable, on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

Each Person entitled to receive Class A Shares, Consideration Shares, Rio Alto Replacement Options, SpinCo Shares or SpinCo Options, as applicable will be advised that the Class A Shares, Consideration Shares, Rio Alto Replacement Options, SpinCo Shares and SpinCo Options, respectively, issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Rio Alto, Sulliden or SpinCo, as the case may be, in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Sulliden Shareholders;

(g)

the Interim Order approving the Sulliden Meeting will specify that each Sulliden Shareholder and each Sulliden Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(h)	the Final Order shall include a statement to substantially the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Rio Alto, Sulliden and SpinCo, pursuant to the Plan of Arrangement."

2.18	United States Tax Matters

The transactions set forth in Sections 2.3(l) and 2.3(q) of the Plan of Arrangement ("Acquisition") are interdependent steps in a single transaction, to which the parties hereto are legally committed as provided herein, and to which the parties intend to treat as a single integrated transaction. In addition, the Parties acknowledge that, pursuant to the "step transaction" principles under U.S. federal income tax law, the $25,000,000 loan by Rio Alto to Sulliden under Section 2.3(h) of the Plan, the contribution of such $25,000,000 in cash or cash and Rio Alto Shares by Sulliden to SpinCo under Section 2.3(i) of the Plan of Arrangement and the distribution of the SpinCo Shares to Sulliden Shareholders under Section 2.3(k)(i), will likely be treated as part of the Acquisition and the SpinCo Shares will likely be treated as additional consideration paid by Rio Alto to the Sulliden Shareholders for their Sulliden Shares for U.S. federal income tax purposes. The Acquisition is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code ("U.S. Tax Code") and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Provided that the Acquisition meets the requirements of a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, each party hereto agrees to treat the Acquisition as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and agrees to treat this Agreement as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable law. Except as otherwise provided in this Agreement and in the Plan of Arrangement, each party hereto agrees to act in a manner that is consistent with the parties' intention that the Acquisition be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes. Notwithstanding the foregoing, none of Rio Alto, Rio Alto Newco or Sulliden makes any representation, warranty or covenant to any other party or to any Sulliden Shareholder, holder of Rio Alto Shares or other holder of Sulliden securities or Rio Alto securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Acquisition, including, but not limited to, whether the Acquisition will qualify as a reorganization within the meaning of

Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SULLIDEN AND SPINCO

3.1	Representations and Warranties of Sulliden

Except as set forth in the correspondingly numbered paragraph of the Sulliden Disclosure Letter, Sulliden represents and warrants to Rio Alto as set forth in Schedule D and acknowledge and agree that Rio Alto is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Representations and Warranties of Sulliden and SpinCo Regarding SpinCo

Sulliden and SpinCo jointly and several represent and warrant to Rio Alto as set forth in Schedule E and acknowledge and agree that Rio Alto is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.3	Survival of Representations and Warranties

Any investigation by Rio Alto or its directors, officers, employees, agents, advisors and representatives shall not mitigate, diminish or affect the representations and warranties of Sulliden pursuant to this Agreement.

The representations and warranties of Sulliden contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF RIO ALTO

4.1	Representations and Warranties

Except as set forth in the correspondingly numbered paragraph of the Rio Alto Disclosure Letter, Rio Alto represents and warrants to Sulliden as set forth in Schedule G and acknowledges and agrees that each of Sulliden and SpinCo is relying upon such representations and warranties in connection with the entering into of this Agreement. Any investigation by Sulliden or its directors, officers, employees, agents, advisors and representatives shall not mitigate, diminish or affect the representations and warranties of Rio Alto pursuant to this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of Rio Alto contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of Sulliden Relating to the Arrangement

Sulliden shall and shall cause its Subsidiaries to perform all obligations required to be performed by Sulliden or any of its Subsidiaries under this Agreement, cooperate with Rio Alto in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Sulliden shall and, where applicable, shall cause its Subsidiaries to:

(a)

as soon as reasonably practicable, but in any event by the date provided for in Subsection 2.2, file, proceed with and diligently pursue a petition to the Court for the Interim Order on terms and conditions acceptable to Rio Alto, acting reasonably;

(b)

convene and hold the Sulliden Meeting as soon as reasonably practicable, but in any event by the date provided for in Subsection 2.3, in accordance with the Interim Order, to approve the Arrangement. Except as otherwise provided for in this Agreement, Sulliden shall not adjourn or otherwise change the timing of the Sulliden Meeting without the prior written consent of Rio Alto, such consent not to be unreasonably withheld, delayed or conditioned;

(c)

as promptly as reasonable practicable, prepare, in consultation with Rio Alto, the Sulliden Circular, together with any other documents required by applicable laws in connection with the approval of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution and cause such Sulliden Circular to be mailed to Sulliden shareholders and filed with applicable regulatory authorities. Sulliden shall ensure that the Sulliden Circular: (i) provides Sulliden shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them; and (ii) complies in all material respects with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Sulliden Circular contains any financial statements of SpinCo as required under applicable Laws and represents full, true and plain disclosure of all material facts concerning Sulliden, its Subsidiaries, SpinCo and the SpinCo Shares and does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Rio Alto);

(d)	carry out the terms of the Interim Order and the Final Order to the extent applicable to it;

(e)	complete the review of the Sulliden Interim Financial Statements by its auditors on or prior to June 20, 2014;

(f)

prepare and provide to Rio Alto, on a timely basis, all financial statements required of Sulliden by applicable Laws in connection with the preparation by Rio Alto of pro forma financial statements required by applicable Laws to be included in the Sulliden Circular or the Rio Alto Circular, as applicable;

(g)

use its commercially reasonable efforts to obtain and assist Rio Alto in obtaining all required Regulatory Approvals, including, for greater certainty, supply such information and documents to Rio Alto as is reasonably required to determine what Regulatory Approvals may be required. Sulliden will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Rio Alto in connection with obtaining required Regulatory Approvals, including providing Rio Alto with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity, and all notices and correspondence received from a Governmental Entity. Sulliden shall not attend any meetings, whether in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides Rio Alto with a reasonable opportunity to attend such meetings;

(h)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material Contracts;

(i)

defend all lawsuits or other legal, regulatory or other proceedings against Sulliden challenging or affecting this Agreement or the consummation of the transactions contemplated hereby, except if such lawsuits, or other legal, regulatory or other proceeding relating solely to the conduct or omission of Rio Alto;

(j)	provide such assistance as may be reasonably requested by Rio Alto for the purposes of completing the Rio Alto Meeting;

(k)

subject to additional land purchases and engineering costs to be agreed upon with Rio Alto as identified in the Sulliden Disclosure Letter, ensure that it has available funds to permit: (i) prior to the Effective Time, the payment of the Sulliden Transaction Costs and the Sulliden Change of Control Payments; or (ii) the Sulliden Termination Payment or the Sulliden Expense Payment, as applicable, having regard to its other liabilities and obligations arising prior to the Effective Time, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if and when required;

(l)

subject to applicable Laws, Sulliden shall continue to make available and cause to be made available to Rio Alto and its agents and advisors all documents, agreements, corporate records and minute books as may be necessary to enable Rio Alto to effect a thorough examination of Sulliden, the Sulliden Subsidiaries and the business, properties and financial status thereof, and shall cooperate with Rio Alto in securing access for Rio Alto to any documents, agreements, corporate records or minute books not in the possession or under the control of Sulliden. Subject to applicable Laws, upon reasonable notice, Sulliden shall, and shall cause the Sulliden Subsidiaries to, afford the officers, employees, counsel, accountants and other authorized representatives and advisors of Rio Alto reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time and the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Sulliden, the Sulliden Subsidiaries, and during such period, Sulliden shall, and shall cause the Sulliden Subsidiaries to, furnish promptly to Rio Alto all information concerning the business, properties and personnel of Sulliden and the Sulliden Subsidiaries as Rio Alto may reasonably request, except as limited by any applicable privacy laws;

(m)

subject to applicable Law, make available and cause to be made available to Rio Alto, and the agents and advisors thereto, information reasonably requested by Rio Alto for the purposes of preparing, considering and implementing integration for the combined businesses of Rio Alto and Sulliden following completion of the Arrangement and confirming the representations and warranties of Sulliden set out in Schedule D of this Agreement;

(n)	use its commercially reasonable efforts to obtain a listing of SpinCo Shares on a Recognized Exchange;

(o)	use commercially reasonable efforts to satisfy all conditions precedent for which it is responsible for under this Agreement; and

(p)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Rio Alto to consummate the Arrangement or the other transactions contemplated by this Agreement.

5.2	Covenants of Sulliden and SpinCo Regarding the Conduct of Business

Sulliden, and where applicable, SpinCo, covenant and agree that at all times prior to the Effective Time, except as disclosed in the Sulliden Disclosure Letter and unless Rio Alto shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)

the business of Sulliden and its Subsidiaries shall, in all material respects, be conducted only (and Sulliden and Sulliden Subsidiary shall not take any action except) in the ordinary course of business consistent with past practice and the Sulliden Budget and in respect of any matters agreed to by Rio Alto prior to the date hereof, in a proper and prudent manner, in accordance with good industry practice and applicable Laws, and Sulliden shall use reasonable commercial efforts to maintain and preserve its and its Subsidiaries' business organization, assets, properties, Sulliden Real Property Interests, Sulliden Mineral Rights, employees, goodwill, business and community relationships, and where it is an operator of any property, it shall, in all material respects, operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property;

(b)	Sulliden and its Subsidiaries shall comply with all applicable Laws;

(c)

Sulliden shall prepare and provide to Rio Alto: (i) a statement that discloses Sulliden’s cash balance every two weeks; and (ii) within 8 Business Days as of the end of each completed month, a detailed accounts payable balance;

(d)

without limiting the generality of Subsection 5.2(a), without Rio Alto’s prior written consent or other than as disclosed in the Sulliden Budget, Sulliden shall not, directly or indirectly, and shall cause each of its Subsidiaries not to:

(i)

amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Sulliden or any of its Subsidiaries, or adopt any shareholder rights plans or similar agreements;

(ii)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Sulliden Shares except, in the case of any of Sulliden' wholly-owned Subsidiaries, for dividends payable to Sulliden;

(iii)

issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Sulliden Shares, Sulliden Options, Sulliden Warrants, or any calls, conversion privileges or rights of any kind to acquire any Sulliden Shares or other securities or any shares of its Subsidiaries, other than in the ordinary course of business consistent with past practice and in accordance with the Sulliden Option Plan or pursuant to the terms of existing Sulliden Options, Sulliden Warrants, Sulliden RSUs and Sulliden DSUs outstanding as at the date hereof;

(iv)	redeem, purchase or offer to purchase any Sulliden Shares or other securities of Sulliden or any shares or other securities of its Subsidiaries;

(v)	split, combine or reclassify any outstanding Sulliden Shares or the securities of any of its Subsidiaries;

(vi)

adopt resolution or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its Subsidiaries or adopt a plan of liquidation;

(vii)

reduce the stated capital of the shares of Sulliden or of any of its Subsidiaries, other than as may be required to effect the Arrangement provided it will not result in any cash payment to Sulliden Shareholders;

(viii)

increase the benefits payable or to become payable to its directors or officers (whether from Sulliden or any of its Subsidiaries), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to any directors or officers of Sulliden or any Sulliden Subsidiary or member of the Sulliden Board other than pursuant to agreements already entered into and which agreements are disclosed in Sulliden Disclosure Documents;

(ix)

in the case of employees of Sulliden or a Sulliden Subsidiary who are not officers of Sulliden, a Sulliden Subsidiary or members of the Sulliden Board, take any action other than in the ordinary course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(x)	make or commit to make any severance payments or termination payments to any Person including, without limitation, consultants, directors, officers, employees or agents of Sulliden;

(xi)	enter into or amend any agreements, arrangements or transactions with any related party to Sulliden or a Sulliden Subsidiary;

(xii)

other than in connection with the Transaction, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Sulliden or any of its Subsidiaries or any interest in any assets of Sulliden and its Subsidiaries having a value greater than US$100,000 in each individual instance and US$250,000 in the aggregate;

(xiii)

sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any Sulliden Real Property Interests or Sulliden Mineral Rights or any of its Subsidiaries or any interest in any Sulliden Real Property Interests or Sulliden Mineral Rights and its Subsidiaries;

(xiv)	enter into any sale, forward sale, off-take, royalty or hedging agreement with respect to any commodities that may be extracted from any Sulliden Real Property Interests or Sulliden Mineral Rights;

(xv)

other than (i) as disclosed in the Sulliden Budget, or (ii) the acquisition of surface rights for the Shahuindo Project which have been disclosed in advance to and approved by Rio Alto, acting reasonably, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person that has a value greater than US$100,000 in each individual instance and US$250,000 in the aggregate;

(xvi)

incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(xvii)

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Sulliden' financial statements;

(xviii)	authorize, recommend or propose any release or relinquishment of any contractual right;

(xix)

waive, release, grant, transfer, exercise, modify or amend in any material respect, (i) any existing contractual rights in respect of any Sulliden Real Property Interests or Sulliden Mineral Rights, (ii) any material Authorization, lease, concession, contract or other document, or (iii) any other material legal rights or claims;

(xx)	waive, release, grant or transfer any rights of material value or modify or change in any material respect any material existing licence, lease, contract or other document;

(xxi)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities; or

(xxii)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Sulliden to consummate the Arrangement or the other transactions contemplated by this Agreement.

(e)

Other than pursuant to the Plan of Arrangement and/or this Agreement, Sulliden shall not, and shall cause each of its Subsidiaries not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Sulliden or its Subsidiaries;

(f)

Sulliden shall use all reasonable commercial efforts to cause its current insurance (or re- insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)	Sulliden shall maintain and preserve each of its Mineral Rights and Properties in good standing and maintain, preserve and keep in good standing all of its rights under each of its Authorizations;

(h)	Sulliden shall:

(i)

not take any action, or permit any of its Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)

provide Rio Alto with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Sulliden Real Property Interests or Sulliden Mineral Rights), articles, by-laws, licenses, permits

(including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Sulliden or any of its Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Sulliden Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Sulliden contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Sulliden Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Sulliden to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(iii)

not enter into or renew any agreement, contract, lease, licence or other binding obligation of Sulliden or its Subsidiaries: (A) containing (1) any limitation or restriction on the ability of Sulliden or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Rio Alto or its Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Sulliden or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Rio Alto or its Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of Sulliden or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Rio Alto or its Subsidiaries, to solicit customers or employees; or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(iv)

except with the prior written consent of Rio Alto, not enter into or renew any agreement, contract, lease, licence or other binding obligation of Sulliden or its Subsidiaries that is not terminable within 30 days of the Effective Date without payment by Rio Alto or its Subsidiaries that involves or would reasonably be expected to involve payments in excess of $250,000 in the aggregate over the term of the contract.

(i)	Sulliden and each of its Subsidiaries shall:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes;

(iv)	not make a new request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)

not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended April 30, 2012, except as may be required by applicable Laws;

(j)

Sulliden shall immediately notify Rio Alto of any opposition, concerns or threats raised or brought by non-governmental organizations, communities or community organizations in respect of Sulliden' current or planned operations upon receipt of any notice of same or becoming aware of same; and

(k)

Sulliden shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Subsection 5.2.

5.3	Covenants of Rio Alto Relating to the Arrangement

Rio Alto shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Rio Alto or any of its Subsidiaries under this Agreement, co-operate with Sulliden in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Rio Alto shall and where appropriate shall cause its Subsidiaries to:

(a)

convene and hold the Rio Alto Meeting as soon as reasonably practicable, but in any event by the date provided for in Subsection 2.4, to approve the Rio Alto Share Issuance Resolution. Except as otherwise provided for in this Agreement, Rio Alto shall not adjourn or otherwise change the timing of the Rio Alto Meeting without the prior written consent of Sulliden, such consent not to be unreasonably withheld, delayed or conditioned;

(b)

as promptly as reasonably practicable, prepare, in consultation with Sulliden, the Rio Alto Circular, together with any other documents required by applicable laws in connection with the approval of the Rio Alto Share Issuance Resolution and cause such Rio Alto Circular to be mailed to Rio Alto shareholders and filed with applicable regulatory authorities. Rio Alto shall ensure that the Rio Alto Circular: (i) provides Rio Alto Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them; and (ii) complies in all material respects with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Rio Alto Circular represents full, true and plain disclosure of all material facts concerning Rio Alto and does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Sulliden);

(c)

prepare and provide to Sulliden all financial statements required of Rio Alto by applicable Laws, including pro forma financial statements to be included or incorporated by reference in the Sulliden Circular or the Rio Alto Circular;

(d)

use its commercially reasonable efforts to obtain and assist Sulliden in obtaining all required Regulatory Approvals, including, for greater certainty, supply such information and documents to Sulliden as is reasonably required to determine what Regulatory Approvals may be required. Rio Alto will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Sulliden in connection with obtaining required Regulatory Approvals, including providing Sulliden with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity, and all notices and correspondence received from a Governmental Entity. Rio Alto shall not attend any meetings in person with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it provides Sulliden with a reasonable opportunity to attend such meetings;

(e)

subject to applicable Laws, Rio Alto shall continue to make available and cause to be made available to Sulliden and its agents and advisors all documents, agreements, corporate records and minute books as may be necessary to enable Sulliden to effect a thorough examination of

Rio Alto, the Rio Alto Subsidiaries and the business, properties and financial status thereof, and shall cooperate with Sulliden in securing access for Sulliden to any documents, agreements, corporate records or minute books not in the possession or under the control of Rio Alto . Subject to applicable Laws, upon reasonable notice, Rio Alto shall, and shall cause the Rio Alto Subsidiaries to, afford the officers, employees, counsel, accountants and other authorized representatives and advisors of Sulliden reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time and the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Rio Alto, the Rio Alto Subsidiaries, and during such period, Rio Alto shall, and shall cause the Rio Alto Subsidiaries to, furnish promptly to Sulliden all information concerning the business, properties and personnel of Rio Alto and the Rio Alto Subsidiaries as Sulliden may reasonably request, except as limited by any applicable privacy laws;

(f)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material Contracts;

(g)	defend all lawsuits or other legal, regulatory or other proceedings against Rio Alto challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(h)	provide such assistance as may be reasonably requested by Sulliden for the purposes of completing the Sulliden Meeting and the listing of the SpinCo Shares on the TSXV or TSX;

(i)

ensure that it has available funds to permit the payment of the Rio Alto Termination Payment or the Rio Alto Termination Expense, as applicable, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if and when required;

(j)	ensure that it at all times has sufficient funds to meet the funding requirement as set forth in Subsection 2.10(b);

(k)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX, NYSE and BVL of the Consideration Shares and the Rio Alto Shares to be issued pursuant to Subsection 2.10(b), subject only to satisfaction by Rio Alto of customary listing conditions of the TSX, NYSE and BVL;

(l)

vote any Sulliden Shares held by it on the record date for the Sulliden Meeting in favour of the Sulliden Arrangement Resolution, the Sulliden Continuance Resolution and the approval of the SpinCo Stock Option Plan, and any matters related to any of the foregoing;

(m)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(n)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

(o)	comply with the terms of the [Redacted to protect sensitive confidential information]; and

(p)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Rio Alto to consummate the Arrangement or the other transactions contemplated by this Agreement.

5.4	Covenants of Rio Alto Relating to the Conduct of Business

Rio Alto covenants and agrees that at all times prior to the Effective Time, except as disclosed in the Rio Alto Disclosure Letter and unless Sulliden shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)

the business of Rio Alto and its Subsidiaries shall, in all material respects, be conducted only (and Rio Alto and Rio Alto Subsidiary shall not take any action except) in the ordinary course of business consistent with past practice and in respect of any matters agreed to by Sulliden prior to the date hereof, in a proper and prudent manner, in accordance with good industry practice and applicable Laws, and Rio Alto shall use reasonable commercial efforts to maintain and preserve its and its Subsidiaries' business organization, assets, properties, Rio Alto Property Interests, Rio Alto Mining Rights, employees, goodwill, business and community relationships, and where it is an operator of any property, it shall, in all material respects, operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property;

(b)	Rio Alto and its Subsidiaries shall comply with all applicable Laws;

(c)	without limiting the generality of Subsection 5.4(a), Rio Alto shall not, directly or indirectly, and shall cause each of its Subsidiaries not to:

(i)	amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Rio Alto or any of its Subsidiaries;

(ii)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Rio Alto Shares except, in the case of any of Rio Alto' wholly-owned Subsidiaries, for dividends payable to Rio Alto;

(iii)

issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Rio Alto Shares, Rio Alto Convertible Securities, or any calls, conversion privileges or rights of any kind to acquire any Rio Alto Shares or other securities or any shares of its Subsidiaries, other than in the ordinary course of business consistent with past practice and in accordance with the Rio Alto Option Plan or pursuant to the terms of existing Rio Alto Options, outstanding as at the date hereof;

(iv)	redeem, purchase or offer to purchase any Rio Alto Shares or other securities of Rio Alto or any shares or other securities of its Subsidiaries;

(v)	split, combine or reclassify any outstanding Rio Alto Shares or the securities of any of its Subsidiaries;

(vi)

adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself of any of its Subsidiaries or adopt a plan of liquidation; or

(vii)

reduce the stated capital of the shares of Rio Alto or of any of its Subsidiaries, other than as may be required to effect the Arrangement and will not result in any cash payment to Rio Alto Shareholders.

(d)	Rio Alto shall:

(i)

not take any action, or permit any of its Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect; and

(ii)

provide Sulliden with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Property and Mineral Rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Rio Alto or any of its Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Rio Alto Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Rio Alto contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Rio Alto Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Rio Alto to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

(e)	Rio Alto and each of its Subsidiaries shall:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes;

(iv)	not make a new request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)

not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2012, except as may be required by applicable Laws;

(f)

Rio Alto shall immediately notify Sulliden of any opposition, concerns or threats raised or brought by non-governmental organizations, communities or community organizations in respect of Rio Alto's current or planned operations; and

(g)

Rio Alto shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Subsection 5.4.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual written consent of the Parties:

(a)

the Sulliden Arrangement Resolution shall have been approved and adopted via the Sulliden Shareholder Approval, and all other matters required to be approved by Sulliden Shareholders required by any Regulatory Authority to complete the Arrangement in accordance with the Plan of Arrangement shall have been approved at the Sulliden Meeting in accordance with the Interim Order;

(b)	the Rio Alto Share Issuance Resolution shall have been approved and adopted by the Rio Alto Shareholders at the Rio Alto Meeting;

(c)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Sulliden and Rio Alto, acting reasonably, on appeal or otherwise;

(d)

there shall have been no action taken under any applicable Law or by any Governmental Entity which: (i) make it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement; (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, materially adverse to Sulliden or Rio Alto, respectively;

(e)

the TSX and BVL shall have conditionally approved the listing thereof and the NYSE shall have authorized the listing thereof, subject to official notice of issuance, of the Consideration Shares (including for avoidance of doubt, those to be issued pursuant to the Rio Alto Replacement Options and Sulliden Warrants and in exchange for Sulliden shares issued in settlement of DSUs and RSUs and the Rio Alto Shares issuable pursuant to Subsection 2.10(b)) in to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter;

(f)

the distribution of the Rio Alto Shares, the SpinCo Shares and other securities to be distributed pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control Persons or pursuant to section 2.6 of National Instrument 45- 102 - Resale of Securities);

(g)

the Rio Alto Shares, SpinCo Shares and other securities to be issued pursuant to the Arrangement shall either be: (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that Sulliden shall not be entitled to the benefit of the condition in this Subsection 6.1(g), and shall be deemed to have waived such condition, in the event that Sulliden fails to advise the Court prior to the hearing in respect of the Final Order that Rio Alto, Sulliden and SpinCo, as the case may be, intend to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Arrangement and comply with the requirements set forth in Subsection 2.17;

(h)

there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Rio Alto to acquire or hold, or exercise full rights of ownership of, any Sulliden Shares, including the right to vote the Sulliden Shares to be acquired by it on all matters properly presented to the Sulliden Shareholders;

(i)

SpinCo shall be validly existing under the laws of Canada and all of the issued and outstanding shares of capital stock and other ownership interests in SpinCo shall be legally and beneficially owned by Sulliden free and clear of all Liens;

(j)	Rio Alto shall have taken such steps as necessary to appoint two nominees of Sulliden to the Rio Alto Board, to be effective on the Effective Date.

6.2	Additional Conditions Precedent in Favour of Rio Alto

The obligation of Rio Alto to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Rio Alto and may be waived by Rio Alto):

(a)

all covenants of Sulliden under this Agreement to be performed on or before the Effective Time which have not been waived by Rio Alto shall have been duly performed by Sulliden in all material respects and Rio Alto shall have received a certificate of Sulliden addressed to Rio Alto and dated the Effective Date, signed on behalf of Sulliden by two senior executive officers of Sulliden (on Sulliden' behalf and without personal liability), to this effect;

(b)

the representations and warranties of Sulliden set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Sulliden Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Sulliden Material Adverse Effect, and Rio Alto shall have received a certificate of Sulliden addressed to Rio Alto and dated the Effective Date, signed on behalf of Sulliden by two senior executive officers of Sulliden (on Sulliden' behalf and without personal liability), confirming the same as at the Effective Time;

(c)

there shall not have occurred a Sulliden Material Adverse Effect that has not been publicly disclosed by Sulliden prior to the date hereof or disclosed to Rio Alto in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred a Sulliden Material Adverse Effect, and Rio Alto shall have received a certificate signed on behalf of Sulliden by two senior executive officers of Sulliden (on Sulliden' behalf and without personal liability) to such effect;

(d)	if applicable, SpinCo shall have entered into the Rio Alto Share Resale Agreement; and

(e)	holders of no more than five percent of the Sulliden Shares shall have exercised, and at the date of the Sulliden Meeting, have not withdrawn, Dissent Rights.

The foregoing conditions will be for the sole benefit of Rio Alto and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Sulliden and SpinCo

The obligations of Sulliden and SpinCo to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of each of Sulliden and SpinCo and may be waived by each of Sulliden and SpinCo):

(a)

all covenants of Rio Alto under this Agreement to be performed on or before the Effective Time which have not been waived by Sulliden shall have been duly performed by Rio Alto in all material respects and Sulliden shall have received a certificate of Rio Alto, addressed to Sulliden and dated the Effective Date, signed on behalf of Rio Alto by two of its senior executive officers (on Rio Alto's behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of Rio Alto set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Rio Alto Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Rio Alto Material Adverse Effect, and Sulliden shall have received a certificate signed on behalf of Rio Alto by two senior executive officers of Rio Alto (on Rio Alto's behalf and without personal liability) to this effect;

(c)

there shall not have occurred a Rio Alto Material Adverse Effect that has not been publicly disclosed by Rio Alto prior to the date hereof or disclosed to Sulliden in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred a Rio Alto Material Adverse Effect and Sulliden shall have received a certificate signed by two senior executive officers of Rio Alto (on Rio Alto's behalf and without personal liability) to such effect; and

(d)

Rio Alto shall have entered into an agreement with SpinCo confirming its covenants under the [Redacted to protect sensitive confidential information] that relate to the period commencing on the Effective Date;

(e)

Sulliden shall have received from Rio Alto satisfactory evidence of the approval for listing of the Consideration Shares (including for avoidance of doubt, those to be issued pursuant to the Rio Alto Replacement Options and Sulliden Warrants and in exchange for Sulliden Shares issued in settlement of DSUs and RSUs and the Rio Alto Shares issuable pursuant to Subsection 2.10(b)) from the TSX and NYSE.

(f)

Sulliden shall have received conditional listing approval from the TSX or TSXV with respect to the listing of SpinCo Shares and from the TSX with respect to the Class A Shares, subject only to the customary listing conditions of the TSX or TSXV, as applicable.

The foregoing conditions will be for the sole benefit of Sulliden and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

Other than as set forth in this Subsection, the conditions precedent set out in Subsection 6.1, Subsection 6.2 and Subsection 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement. In the case of Subsection 6.3(f), in so far as it relates to the listing of SpinCo Shares, the condition shall be deemed to be waived by Sulliden and SpinCo if the condition is not satisfied on or before July 30, 2014.

ARTICLE 7
ADDITIONAL SPINCO COVENANTS

7.1	SpinCo Indemnity

From the Effective Time, SpinCo hereby agrees to indemnify and save harmless Rio Alto, Sulliden and its Subsidiaries, their affiliates, directors, officers, partners, employees, advisors, shareholders and agents

(each an "Indemnified Party") from all losses suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability .

7.2	Indemnified Claims

(a)

If any claim, proceeding, liability (including a liability for Tax) or other matter resulting from the occurrence of any of the events contemplated by Subsection 7.1 above (an "Indemnified Claim") is made against an Indemnified Party by a third party for which the Indemnified Party may be entitled to indemnification, the Indemnified Party shall give notice (an "Indemnity Notice") to SpinCo specifying the particulars of such Indemnified Claim within 20 days after it receives notification of the Indemnified Claim. SpinCo shall have the right to participate in any negotiations or proceedings with respect to any such Indemnified Claim. An Indemnified Party shall not settle or compromise any such Indemnified Claim without the prior written consent of SpinCo, unless SpinCo has not, within 20 Business Days after the receipt by SpinCo of the indemnity Notice, given notice to the Indemnified Party that it wishes to dispute such Indemnified Claim. If SpinCo does give such a notice, it shall have the right to assume the defence of such Indemnified Claim and to defend such Indemnified Claim in the name of the Indemnified Party. An Indemnified Party shall provide to SpinCo all files, books, records and other information in their possession or control which may be relevant to the defence of such Indemnified Claim. If SpinCo fails after giving such notice, diligently and reasonably to defend such Indemnified Claim throughout the period such Indemnified Claim exists, its right to defend the Indemnified Claim shall terminate and the Indemnified Party may assume the defence of such Indemnified Claim. In such event, the Indemnified Party may assume the defence of such Indemnified Claim. In such event, the Indemnified Party may compromise or settle such Indemnified Claim without the consent of SpinCo. If the Effective Date occurs, Subsection 7.1 and 7.2 shall survive the termination of this Agreement for a period of one year from the Effective Date, other than in the case of an Indemnified Tax Claim, which shall survive for the applicable statutory period.

(b)	Notwithstanding Subsection 7.2(a):

(i)

if an Indemnified Claim described in Subsection 7.2(a) includes or would reasonably be expected to include both a Indemnified Claim for Taxes that are Indemnified Liabilities (an "Indemnified Tax Claim") and a Indemnified Claim for Taxes that are not Indemnified Liabilities (an "Unindemnified Tax Claim"), the Indemnified Party shall use reasonable commercial efforts to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim, and in the case of such separation SpinCo shall have the rights provided in Subsection 7.2(a) in respect of the Indemnified Tax Claim only;

(ii)	if the Indemnified Party is not able to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim:

A.

the Indemnified Party shall have the right to assume the defence of both such Indemnified Claims, including the right to settle either or both of such Indemnified Claims, subject to SpinCo’s consent, acting reasonably;

B.	the Indemnified Party shall act in good faith with a view to the merits in connection with the defence of the Indemnified Tax Claim; and

C.

the Indemnified Party shall afford SpinCo the opportunity to participate in the defence of the Indemnified Tax Claim, provide SpinCo with notice and access to documentation and information as is reasonable in the circumstances, otherwise keep SpinCo updated and informed, and consult with SpinCo with respect to the defence of the Indemnified Tax Claim;

(iii)	the Indemnified Party shall provide SpinCo with notice of the resolution of any Indemnified Tax Claim within 20 days of such resolution;

(iv)

without limiting in any respect the Indemnified Party's right to settle any such Indemnified Claim in its absolute discretion, in the event that SpinCo objects to a resolution of an Indemnified Tax Claim by delivering notice to the Indemnified Party within 20 days of receiving the notice set out in (iii), a neutral nationally recognized accountant (the "Tax Arbitrator") that is mutually reasonably satisfactory to the parties shall determine the amount, if any, by which:

A.	the amount of Tax for which the Indemnified Tax Claim was resolved; exceeds

B.	the amount of Tax for which the Indemnified Tax Claim could reasonably have been expected to be resolved if it had been the only matter in dispute;

(v)	if the Tax Arbitrator determines that the amount specified in 7.2(b)(iv)A does not exceed the amount specified in 7.2(b)(iv)B, SpinCo shall be liable for:

A.	pursuant to Subsection 7.1, the Indemnified Tax Claim based on the amount specified in Subsection 7.2(b)(iv)A; and

B.	all costs and expenditures in respect of the arbitration, including the Indemnified Party's reasonable costs;

(vi)	if the Tax Arbitrator determines that the amount specified in Subsection 7.2(b)(iv)A exceeds the amount specified in Subsection 7.2(b)(iv)B

A.	pursuant to Subsection 7.1, SpinCo shall be liable for the Indemnified Tax Claim based on the amount specified in Subsection 7.2(b)(iv)B; and

B.	the Indemnified Party shall be liable for SpinCo's reasonable costs in respect of the arbitration.

7.3	Sulliden Properties and SpinCo Exploration Property

(a)

Until the second (2nd) anniversary of the Effective Date, none of SpinCo or its Subsidiaries will, without Rio Alto's prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other person, any interest whatsoever in any real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of, or within fifty (50) kilometres of the perimeter of any of the Sulliden Properties or any of the Rio Alto Properties, and if SpinCo or any of its Subsidiaries acquires any such interest, directly or indirectly, alone or in concert with any other person, in contravention of the foregoing, such SpinCo party will notify Rio Alto immediately and SpinCo (or its subsidiary if applicable) will hold such interest in trust for Rio Alto and promptly convey such interest to Rio Alto at no cost.

(b)

Until the second (2nd) anniversary of the Effective Date, none of Rio Alto or its Subsidiaries will, without SpinCo's prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other person, any interest whatsoever in any real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of, or within fifty (50) kilometres of the perimeter of the SpinCo Exploration Property, and if Rio Alto or any of its Subsidiaries acquires any such interest, directly or indirectly, alone or in concert with any other person, in contravention of the foregoing, such Rio Alto party will notify SpinCo immediately and Rio Alto (or its subsidiary if applicable) will hold such interest in trust for SpinCo and promptly convey such interest to SpinCo at no cost.

(c)

SpinCo covenants and agrees that it shall, and shall cause its Subsidiaries to, treat all exploration information, data, reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Sulliden Properties in the same way SpinCo treats its own confidential information and shall use all commercially reasonable efforts to keep all such information confidential and shall not make or keep copies of such information or disclose any such information to anyone other than Rio Alto or Rio Alto's representatives without Rio Alto's prior written consent unless in the opinion of outside legal counsel it is required to do so by Law, except that the foregoing shall not apply to information that:

(i)	at the time of its disclosure is generally available in the public domain; or

(ii)

enters the public domain and becomes generally available at any time after disclosure other than through a breach of the terms hereof by (A) SpinCo, (B) any of its Subsidiaries or (C) any of SpinCo's legal or financial advisors or consultants; or

(iii)	consists of general geological, geophysical, geochemical, metallurgical or operational concepts, models or principles.

(d)

Rio Alto covenants and agrees that it shall, and shall cause its Subsidiaries to, treat all exploration information, data, reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the SpinCo Exploration Property in the same way Rio Alto treats its own confidential information and shall use all commercially reasonable efforts to keep all such information confidential and shall not make or keep copies of such information or disclose any such information to anyone other than SpinCo or SpinCo's representatives without SpinCo's prior written consent unless in the opinion of outside legal counsel it is required to do so by Law, except that the foregoing shall not apply to information that:

(i)	at the time of its disclosure is generally available in the public domain; or

(ii)

enters the public domain and becomes generally available at any time after disclosure other than through a breach of the terms hereof by (A) Rio Alto, (B) any of its Subsidiaries or (C) any of Rio Alto's legal or financial advisors or consultants; or

(iii)	consists of general geological, geophysical, geochemical, metallurgical or operational concepts, models or principles.

(e)	If the Effective Date occurs, this Subsection 7.3 shall survive the termination of this Agreement.

7.4	Non-Solicitation of Employees

For a period of two years following the Effective Date:

(a)

SpinCo agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries' respective representatives to not, solicit, hire or engage the services of any retained employees, or persuade or attempt to persuade any retained employees to terminate his or her employment with Rio Alto or its Subsidiaries, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the employees of Rio Alto or its

Subsidiaries nor to hiring employees of Rio Alto or its Subsidiaries as a result of such general solicitation; and

(b)

Rio Alto agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries ' respective representatives to not, solicit, hire or engage the services of any SpinCo employee, or persuade or attempt to persuade any SpinCo employee to terminate his or her employment with SpinCo or its Subsidiaries, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the employees of SpinCo or its Subsidiaries nor to hiring employees of SpinCo or its Subsidiaries as a result of such general solicitation.

If the Effective Date occurs, this Subsection 7.4 shall survive the termination of this Agreement.

7.5	Knowledge Transfer

From the Effective Time until the first anniversary of the Effective Date, subject to compliance with applicable Law, (i) SpinCo shall, and shall cause its Subsidiaries and their respective employees to, provide to Rio Alto and to the officers, employees, agents and representatives of Rio Alto and its Subsidiaries (upon reasonable advance notice and, at the option of Sulliden, with a Sulliden representative present) all information in their possession or under their control (including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies) concerning the Sulliden Properties (other than the SpinCo Exploration Property), as well as other business, financial, administrative and other general information related to the Sulliden Properties, as may reasonably be requested by or on behalf of Rio Alto or its Subsidiaries, and (ii) SpinCo shall use its commercially reasonable efforts to cause its officers, employees, agents and/or advisors to cooperate with Rio Alto in responding to any similar information requests, provided that the reasonable cost of any such cooperation shall be borne by Rio Alto. If the Effective Date occurs, this Subsection 7.5 shall survive the termination of this Agreement.

7.6	Filing Responsibility

Rio Alto shall be entitled to prepare and file, or cause to be prepared and filed, all Tax Returns of Sulliden and its Subsidiaries required to be filed following the Effective Date. Rio Alto shall provide to SpinCo any Tax Returns described in this Subsection 7.6 that reflect Taxes that are Indemnified Liabilities for any taxable period (or any portion thereof) ending on or prior to the acquisition of control of Sulliden pursuant to the Plan of Arrangement for SpinCo's review and comment at least 45 days prior to the due date for filing such Tax Returns (including any applicable extensions). SpinCo shall notify Rio Alto within 15 days of receiving any such Tax Returns of any comments in respect thereof, and Rio Alto shall consider any such comments in good faith. If Rio Alto disagrees with any comments or changes requested by SpinCo, Rio Alto shall inform SpinCo of such disagreement and Rio Alto and SpinCo shall endeavour to resolve any such disagreement. If Rio Alto and SpinCo are unable to resolve such disagreement within ten (10) days of Rio Alto's notification of disagreement to SpinCo, the determination of whether to include the comments or changes requested by SpinCo shall be made by a nationally recognized firm of independent certified public accountants mutually selected by Rio Alto and SpinCo. The determination by such firm of accountants under this Subsection 7.6 shall be final and binding on Rio Alto and SpinCo. Rio Alto and SpinCo shall each pay one-half (50%) of the fees and costs of such accounting firm. SpinCo shall pay Rio Alto or the applicable subsidiary of Rio Alto the amount of any Taxes for which SpinCo is responsible hereunder no later than two Business Days prior to the due date (including any applicable extensions) of the Tax Return in respect of which such Taxes are due.

ARTICLE 8
ADDITIONAL COVENANTS

8.1	Sulliden Covenant Regarding Non-Solicitation

Sulliden shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents and its Subsidiaries and their representatives, advisors, agents, officers, directors and employees to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Sulliden or any of its representatives .

8.2	Sulliden Covenant Regarding Acquisition Proposal

Subject to Subsection 8.3 or unless permitted pursuant to this Subsection 8.2, Sulliden agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its Subsidiaries, directly or indirectly, to:

(a)

make, solicit, assist, initiate, entertain, or knowingly encourage, promote or facilitate, including by way of furnishing non-public information, permitting any visit to its properties or entering into any form of written or oral agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to a potential Acquisition Proposal;

(b)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, provided however that Sulliden may communicate with a third party that has made an Acquisition Proposal: (A) for the purpose of clarifying the terms of such Acquisition Proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (B) for the purpose of advising such third party that such Acquisition Proposal cannot reasonably be expected to result in a Superior Proposal;

(c)

remain neutral with respect to, or agree to approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this Subsection 8.2(c));

(d)

withdraw, modify, qualify or change in a manner adverse to Rio Alto, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Rio Alto, the approval, recommendation or declaration of advisability of the Sulliden Board or any committee thereof of this Agreement or the Arrangement (a "Sulliden Change in Recommendation") (it being understood that failing to affirm the approval or recommendation of the Sulliden Board of this Agreement or the Arrangement within five Business Days after an Acquisition Proposal relating to Sulliden has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within five Business Days of being requested to do so by Rio Alto, shall be considered a Sulliden Change in Recommendation);

(e)

release any person from or waive, or otherwise forbear the enforcement of any confidentiality or standstill agreement with any person that would facilitate the making or implementation of any Acquisition Proposal;

(f)

accept, enter into, or propose to accept or enter into, any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Arrangement is completed or any other transaction agreed to prior to any termination of this Agreement; or

(g)

make any public announcement or take any other action inconsistent with, or that would reasonably be likely to be regarded as detracting from, the recommendation of the Sulliden Board to approve the Arrangement.

Notwithstanding the foregoing part of this Subsection 8.2 and any other provisions of this Agreement:

(i)

The Sulliden Board may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Sulliden after the date of this Agreement and did not otherwise result from a breach of this Subsection 8.2 by Sulliden and that the Sulliden Board determines in good faith may reasonably be expected to constitute a Superior Proposal, provided, however, that if Sulliden provides non-public information to such person, that Sulliden obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreements, and otherwise on terms no more favourable to such person than such Confidentiality Agreements, including a standstill provision at least as stringent as contained in the Confidentiality Agreements; provided, however, that it shall not preclude such Person from making a Superior Proposal. If Sulliden receives a request for non-public information from a Person who proposes to make an Acquisition Proposal and the Sulliden Board determines in good faith that such Acquisition Proposal, if made, could reasonably be expected to lead to a Superior Proposal and provided that Sulliden obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantially the same as the Confidentiality Agreements, and otherwise on terms no more favourable to such Person than such Confidentiality Agreements including a standstill provision at least as stringent as contained in the Confidentiality Agreements provided, however, that it shall not preclude such Person from making a Superior Proposal, Sulliden shall be permitted to provide such Person with access to non-public information regarding Sulliden; provided that Sulliden sends a copy of any such confidentiality agreement to Rio Alto promptly upon its execution and Rio Alto is provided with a list of the non-public information provided to such Person and is promptly provided with access to similar non-public information to which such Person was provided.

(ii)

Nothing contained in this Subsection 8.2 or elsewhere in this Agreement shall prohibit the Sulliden Board from making a Sulliden Change in Recommendation or from making any disclosure to the Sulliden Shareholders if, in the good faith judgment of the Sulliden Board, after consultation with outside legal counsel, such action is necessary for the Sulliden Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws, provided that in the case of a proposal to make a Sulliden Change in Recommendation that does not relate to a Superior Proposal, not less than 48 hours before the Sulliden Board considers any such proposal, Sulliden shall give Rio Alto written notice of such proposal and promptly advise Rio Alto of the Sulliden Board’s intention to consider such proposal and provided further that the Sulliden Board shall not be entitled to make a Sulliden Change in Recommendation that results from: (i) an increase in the trading price of the Sulliden Shares that facilitates or may facilitate an equity financing of and/or (ii) a change in global credit markets that facilitates or may facilitate a debt financing of Sulliden.

The foregoing provisions of this Subsection 8.2(g)(ii) shall not relieve Sulliden from its obligation to proceed to call and hold the Sulliden Meeting and to hold the vote on the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution; except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(iii)

Nothing contained in this Subsection 8.2 shall prohibit the Sulliden Board from distributing a Director’s circular in compliance with applicable Securities Laws in response to a take- over bid, provided however that the Sulliden Board shall not, except as permitted by Subsection 8.2 or 8.3, make a Sulliden Change in Recommendation or approve or recommend or propose to approve or recommend an Acquisition Proposal.

(h)

From and after the date of this Agreement, Sulliden shall promptly (and in any event within 24 hours) notify Rio Alto, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, any discussions or negotiations relating to, or which Sulliden reasonably believes could lead to, an Acquisition Proposal, or any request for non- public information relating to Sulliden or any of its Subsidiaries, except where such disclosure will result in a breach by Sulliden of its confidentiality obligations existing on the date of this Agreement . Such notice shall include a description of the terms and conditions of any requests, proposal, inquiry or offer, the identity of the person making such requests, proposal, inquiry or offer, copies of all draft agreements and, to the extent available to Sulliden, copies of all lock-up and similar agreements and provide such other details of the proposal, inquiry or offer as Rio Alto may reasonably request. Sulliden shall keep Rio Alto fully informed on a prompt basis of the status, including any change to the material terms, of any such requests, inquiry, proposal or offer and will respond promptly to all inquiries by Rio Alto with respect thereto.

(i)

Sulliden shall ensure that its officers, directors, consultants and employees and its subsidiaries and their officers, directors, consultants, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Subsection 8.2, and it shall be responsible for any breach of this Subsection 8.2 by such officers, directors, consultants, employees, financial advisors or other advisors or representatives.

8.3	Sulliden Right to Accept a Superior Proposal

(a)

If Sulliden has complied with Subsection 8.1 and 8.2 with respect thereto, Sulliden may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Subsection 8.3) received prior to the date of approval of the Arrangement by the Sulliden Shareholders and terminate this Agreement if, and only if:

(i)	Sulliden has provided Rio Alto with a copy of the Superior Proposal document;

(ii)	Sulliden has provided Rio Alto with the information regarding such Superior Proposal required under Subsection 8.2(h);

(iii)

the Sulliden Board has determined in good faith after consultation with its financial advisors and obtaining written advice from outside legal counsel that it is necessary in order for the Sulliden Board to discharge properly its fiduciary duties to make a Sulliden Change in Recommendation and to approve or recommend such Superior Proposal; and

(iv)

five Business Days shall have elapsed from the later of the date Rio Alto received written notice (a "Sulliden Superior Proposal Notice") advising Rio Alto that the Sulliden Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Subsection 8.3, and the date Rio Alto received a copy of such Superior Proposal document . In the event that Sulliden provides Rio Alto with a Sulliden Superior Proposal Notice on a date that is less than seven Business Days prior to the Sulliden Meeting, Sulliden may and shall, at the request of Rio Alto, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the Sulliden Superior Proposal Notice. If the Sulliden Circular has been sent to the Sulliden Shareholders prior to the expiry of the five Business Day period set forth in this Subsection 8.3(a)(iv)and, during such period, Rio Alto requests in writing that the Sulliden Meeting proceed, unless otherwise ordered by a court, Sulliden shall continue to take all reasonable steps necessary to hold the Sulliden Meeting and to cause the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution to be voted on at such meeting .

(b)

During the five Business Day period referred to in Subsection 8.3(a)(iv), Sulliden agrees that Rio Alto shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement, which offer must be received by Sulliden prior to 5:00 p.m. (Toronto time) on the fifth Business Day of such period in order for such offer to comply with the requirements of this Subsection 8.3(b). Sulliden shall cooperate with Rio Alto with respect thereto, including negotiating in good faith with Rio Alto to enable Rio Alto to make such adjustments to the terms of this Agreement as Rio Alto deems appropriate and as would enable the Arrangement to proceed. The Sulliden Board will review any written proposal by Rio Alto to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by it, be at least equivalent to the Superior Proposal. If the Sulliden Board so determines, it will enter into an amended agreement with Rio Alto reflecting the amended proposal. If the Sulliden Board does not so determine, Sulliden may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with 9.2(a)(iv)C hereof.

(c)

Sulliden also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the requirement under Subsection 8.3(a)(iv) and will initiate an additional five Business Day notice period.

8.4	Rio Alto Covenant Regarding Non-Solicitation

Rio Alto shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents and its Subsidiaries and their representatives, advisors, agents, officers, directors and employees to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by the Rio Alto or any of its representatives.

8.5	Rio Alto Covenant Regarding Acquisition Proposal

Subject to Subsection 8.6 or unless permitted pursuant to this Subsection 8.5, Rio Alto agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its subsidiaries, directly or indirectly, to:

(a)

make, solicit, assist, initiate, entertain, or knowingly encourage, promote or facilitate, including by way of furnishing non-public information, permitting any visit to its properties or entering into any form of written or oral agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to a potential Acquisition Proposal;

(b)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, provided however that Rio Alto may communicate with a third party that has made an Acquisition Proposal: (A) for the purpose of clarifying the terms of such Acquisition Proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (B) for the purpose of advising such third party that such Acquisition Proposal cannot reasonably be expected to result in a Superior Proposal;

(c)

remain neutral with respect to or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this Subsection 8.5(c));

(d)

withdraw, modify, qualify or change in a manner adverse to Sulliden, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Sulliden, the approval, recommendation or declaration of advisability of the Rio Alto Board or any committee thereof of this Agreement or the Arrangement (a "Rio Alto Change in Recommendation") (it being understood that failing to affirm the approval or recommendation of the Rio Alto Board of this Agreement or the Rio Alto Share Issuance Resolution within five Business Days after an Acquisition Proposal relating to Rio Alto has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within five Business Days of being requested to do so by Sulliden, shall be considered a Rio Alto Change in Recommendation);

(e)

release any person from or waive, or otherwise forbear the enforcement of any confidentiality or standstill agreement with any person that would facilitate the making or implementation of any Acquisition Proposal;

(f)

accept, enter into, or propose to accept or enter into, any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Arrangement is completed or any other transaction agreed to prior to any termination of this Agreement; or

(g)

make any public announcement or take any other action inconsistent with, or that would reasonably be likely to be regarded as detracting from, the recommendation of the Rio Alto Board to approve the Arrangement.

Notwithstanding the foregoing part of this Subsection 8.5 and any other provisions of this Agreement:

(i)

The Rio Alto Board may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Rio Alto after the date of this Agreement and did not otherwise result from a breach of this Subsection 8.5 by Rio Alto and that the Rio Alto Board determines in good faith may reasonably be expected to constitute a Superior Proposal, provided, however, that if Rio Alto provides non-public information to such person, that Rio Alto obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreements, and otherwise on terms no more favourable to such person than such confidentiality agreement, including a standstill provision at least as stringent as contained in the Confidentiality Agreements; provided, however, that it shall not preclude such Person from making a Superior Proposal. If Rio Alto receives a request for non- public information from a Person who proposes to make an Acquisition Proposal and the Rio Alto Board determines in good faith that such Acquisition Proposal, if made, could reasonably be expected to lead to a Superior Proposal and provided that Rio Alto obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantially the same as the Confidentiality Agreements, and otherwise on terms no more favourable to such Person than such confidentiality agreement including a standstill provision at least as stringent as contained in the Confidentiality Agreements provided, however, that it shall not preclude such Person from making a Superior Proposal, Rio Alto shall be permitted to provide such Person with access to non- public information regarding Rio Alto; provided that Rio Alto sends a copy of any such confidentiality agreement to Sulliden promptly upon its execution and Sulliden is provided with a list of the non-public information provided to such Person and is promptly provided with access to similar non-public information to which such Person was provided.

(ii)

Nothing contained in this Subsection 8.5 or elsewhere in this Agreement shall prohibit the Rio Alto Board from making a Rio Alto Change in Recommendation or from making any disclosure to its shareholders if, in the good faith judgment of the Rio Alto Board, after consultation with outside legal counsel, such action is necessary for the Rio Alto Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws, provided that in the case of a proposal to make a Rio Alto Change in Recommendation that does not relate to a Superior Proposal, not less than 48 hours before the Rio Alto Board considers any such proposal, Rio Alto shall give Sulliden written notice of such proposal and promptly advise Sulliden of the Rio Alto Board’s intention to consider such proposal and provided further that the Rio Alto Board shall not be entitled to make a Rio Alto Change in Recommendation that results from: (i) an increase in the trading price of the Rio Alto Shares that facilitates or may facilitate an equity financing of and/or (ii) a change in global credit markets that facilitates or may facilitate a debt financing of Rio Alto;

The foregoing provisions of this Subsection 8.5(g)(ii) shall not relieve Rio Alto from its obligation to proceed to call and hold the Rio Alto Meeting and to hold the vote on the Rio Alto Share Issuance Resolution; except in circumstances where this Agreement is terminated in accordance with the terms hereof .

(iii)

Nothing contained in this Subsection 8.5 shall prohibit the Rio Alto Board from distributing a Director’s circular in compliance with applicable Securities Laws in response to a take- over bid, provided however that the Rio Alto Board shall not, except as permitted by Subsection 8.5 or 8.6, make a Rio Alto Change in Recommendation or approve or recommend or propose to approve or recommend an Acquisition Proposal.

(h)

From and after the date of this Agreement, Rio Alto shall promptly (and in any event within 24 hours) notify Sulliden, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, any discussions or negotiations relating to, or which Rio Alto reasonably believes could lead to, an Acquisition Proposal, or any request for non- public information relating to Rio Alto or any of its Subsidiaries, except where such disclosure will result in a breach by Rio Alto of its confidentiality obligations existing on the date of this Agreement . Such notice shall include a description of the terms and conditions of any requests, proposal, inquiry or offer, the identity of the person making such requests, proposal, inquiry or offer, copies of all draft agreements and, to the extent available to Rio Alto, copies of all lock-up and similar agreements and provide such other details of the proposal, inquiry or offer as Sulliden may reasonably request. Rio Alto shall keep Sulliden fully informed on a prompt basis of the status, including any change to the material terms, of any such requests, inquiry, proposal or offer and will respond promptly to all inquiries by Sulliden with respect thereto.

(i)

Rio Alto shall ensure that its officers, directors, consultants and employees and its subsidiaries and their officers, directors, consultants, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Subsection 8.5, and it shall be responsible for any breach of this Subsection 8.5 by such officers, directors, consultants, employees, financial advisors or other advisors or representatives.

8.6	Rio Alto Right to Accept a Superior Proposal

(a)

If Rio Alto has complied with Subsection 8.4 and 8.5 with respect thereto, Rio Alto may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Subsection 8.6) received prior to the date of approval of the Arrangement by the Rio Alto Shareholders and terminate this Agreement if, and only if:

(i)	Rio Alto has provided Sulliden with a copy of the Superior Proposal document;

(ii)	Rio Alto has provided Sulliden with the information regarding such Superior Proposal required under Subsection 8.5(h);

(iii)

the Rio Alto Board has determined in good faith after consultation with its financial advisors and obtaining written advice from outside legal counsel that it is necessary in order for the Rio Alto Board to discharge properly its fiduciary duties to make a Rio Alto Change in Recommendation and to approve or recommend such Superior Proposal; and

(iv)

five Business Days shall have elapsed from the later of the date Sulliden received written notice (a "Rio Alto Superior Proposal Notice") advising Sulliden that the Rio Alto Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Subsection 8.3, and the date Sulliden received a copy of such Superior Proposal document. In the event that Rio Alto provides Sulliden with a Superior Proposal Notice on a date that is less than seven Business Days prior to the Rio Alto Meeting, Rio Alto may and shall, at the request of Sulliden, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the Superior Proposal Notice. If the Rio Alto Circular has been sent to the Rio Alto Shareholders prior to the expiry of the five Business Day period set forth in this Subsection 8.3(a)(iv)and, during such period, Sulliden requests in writing that the Rio Alto Meeting proceed, unless otherwise ordered by a court, Rio Alto shall continue to take all reasonable steps necessary to hold the Rio Alto Meeting and to cause the Rio Alto Share Issuance Resolution to be voted on at such meeting.

(b)

During the five Business Day period referred to in Subsection 8.6(a)(iv), Rio Alto agrees that Sulliden shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement, which offer must be received by Rio Alto prior to 5:00 p.m. (Toronto time) on the fifth Business Day of such period in order for such offer to comply with the requirements of this Subsection 8.6(b). Rio Alto shall cooperate with Sulliden with respect thereto, including negotiating in good faith with Sulliden to enable Sulliden to make such adjustments to the terms of this Agreement as Sulliden deems appropriate and as would enable the Arrangement to proceed. The Rio Alto Board will review any written proposal by Sulliden to amend the terms of this Letter Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by it, be at least equivalent to the Superior Proposal. If the Rio Alto Board so determines, it will enter into an amended agreement with Sulliden reflecting the amended proposal. If the Rio Alto Board does not so determine, Rio Alto may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Subsection 9.2(a)(iii)C hereof.

(c)

Rio Alto also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the requirement under Subsection 8.6(a)(iv) and will initiate an additional five Business Day notice period.

8.7	Access to Information; Transition; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts: (a) upon reasonable notice, each of Rio Alto and Sulliden shall, and shall cause their Subsidiaries and their respective representatives to afford to the other Party and to representatives of the other Party such access as the other Party may reasonably require at all reasonable times during normal business hours, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request, and Rio Alto and Sulliden acknowledge and agree that information furnished pursuant to this Subsection 8.7 shall be subject to the terms and conditions of the Confidentiality Agreements; and (b) each of Rio Alto and Sulliden shall, and shall cause their Subsidiaries and their respective representatives to, work cooperatively and in good faith to ensure an orderly transition following the Effective Time, including with respect to transitional planning, transitional services, and the retention of personnel (and any related arrangements thereto).

8.8	Notices of Certain Events

(a)

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)

cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided, however, that this clause (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

(b)

No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Subsection 9.2(a)(iii)B or Subsection 9.2(a)(iv)B and no payments are payable as a result of such termination pursuant to Subsection 9.3 unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided, however, that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten Business Days from such notice.

(c)

Each Party will provide the other Party with notice of any material developments regarding, or, if applicable and subject to existing confidentiality obligations, copies of any documents in relation to litigation involving Sulliden or Rio Alto, as applicable or its Subsidiaries, in either case that may occur or that may be produced by or provided to Sulliden after the date of this Agreement.

8.9	Insurance and Indemnification

(a)

Prior to the Effective Date, Sulliden shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Sulliden and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Rio Alto will, or will cause Sulliden and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 300% of the premium for the amount obtained by Sulliden, Rio Alto shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 300% of the premium for the amount obtained by Sulliden.

(b)

Rio Alto agrees that it shall cause Sulliden to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Sulliden and its Subsidiaries to the extent that they are disclosed in the Sulliden Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Sulliden Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)

The provisions of this Subsection 8.9 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs, executors, administrators and other legal representatives and, for such purpose, Sulliden (including any surviving corporation or entity) hereby confirms that it is acting as agent and trustee on their behalf.

(d)

If Sulliden or any of its successors (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, proper provisions shall be made by Sulliden so that the successors, assigns and transferees of Sulliden, as the case may be, shall assume all of the obligations set forth in this Subsection 8.9.

ARTICLE 9
TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time (notwithstanding Rio Alto Shareholder Approval, Sulliden Shareholder Approval and/or approval of the Arrangement by the Court):

(i)	by mutual written agreement of Sulliden and Rio Alto;

(ii)	by either Sulliden or Rio Alto, if:

A.

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 9.2(a)(ii)A shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

B.

after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Sulliden or Rio Alto from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

C.	Sulliden Shareholder Approval shall not have been obtained at the Sulliden Meeting in accordance with the Interim Order; or

D.	Rio Alto Shareholder Approval shall not have been obtained at the Rio Alto Meeting.

(iii)	by Rio Alto, if:

A.	prior to the Effective Time: (1) there is a Sulliden Change in Recommendation; (2) the Sulliden Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Sulliden shall have breached Subsection 8.1 or Subsection 8.2 in any material respect;

B.

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Sulliden set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 6.2(a) or 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Rio Alto and provided, however, that Rio Alto is not then in breach of this Agreement so as to cause any condition in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied; or

C.

it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Subsection 8.5), subject to compliance with Subsection 8.6 in all material respects and provided, however, that no termination under this Subsection 9.2(a)(iii)C shall be effective unless and until Rio Alto shall have paid to Sulliden the Rio Alto Termination Payment.

(iv)	by Sulliden, if

A.

prior to the Effective Time: (1) there is a Rio Alto Change in Recommendation; (2) the Rio Alto Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Rio Alto shall have breached Subsection 8.4 or Subsection 8.5 in any material respect;

B.

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Rio Alto set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 6.3(a) or 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Sulliden and provided, however, that Sulliden is not then in breach of this Agreement so as to cause any condition in Subsection 6.3(a) or Subsection 6.3(b) not to be satisfied; or

C.

it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Subsection 8.2), subject to compliance with Subsection 8.3 in all material respects and provided, however, that no termination under this Subsection 9.2(a)(iv)C shall be effective unless and until Sulliden shall have paid to Rio Alto the Sulliden Termination Payment.

(b)

The Party desiring to terminate this Agreement pursuant to this Subsection 9.2 (other than pursuant to Subsection 9.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party's exercise of its termination right.

(c)

If this Agreement is terminated pursuant to this Subsection 9.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of Subsections 2.5(d) and 2.6(d), Subsection 8.9, this Subsection 9.2(c) and Subsections 9.3,10.1,10.4,10.5,10.7 and 10.8 and all related definitions set forth in Subsection 1.1 and the provisions of the Confidentiality Agreements and the [Redacted to protect sensitive confidential information]; shall survive any termination hereof pursuant to Subsection 9.2(a) in accordance with their respective terms thereof .

9.3	Expenses and Termination Payments

(a)

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement, "Sulliden Termination Payment Event" means the termination of this Agreement:

(i)

by Rio Alto pursuant to Subsection 9.2(a)(iii)A (but not including a termination by Rio Alto pursuant to Subsection 9.2(a)(iii)A in circumstances where the Sulliden Change in Recommendation resulted from the occurrence of a Rio Alto Material Adverse Effect) prior to the Sulliden Meeting;

(ii)	by Sulliden pursuant to Subsection 9.2(a)(iv)C; or

(iii)

by either Party pursuant to Subsection 9.2(a)(ii)A or Subsection 9.2(a)(ii)C, but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Sulliden shall have been made or publicly announced and not withdrawn by any Person other than Rio Alto; and (y) within twelve months following the date of such termination, Sulliden or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) Sulliden shall have consummated one or more Acquisition Proposals.

For the purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning specified in Subsection 1.1 except that references to "20% or more" in the definition of "Acquisition Proposal" in Section 1.1 shall be deemed to be references to "50% or more",

If a Sulliden Termination Payment Event occurs, Sulliden shall pay the Sulliden Termination Payment to Rio Alto as liquidated damages in consideration of Rio Alto's rights under this Agreement by wire transfer of immediately available funds, as follows:

A.

if the Sulliden Termination Payment is payable pursuant to Subsection 9.3(b)(iii), the Sulliden Termination Payment shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein;

B.	if the Sulliden Termination Payment is payable pursuant to Subsection 9.3(b)(i), the Sulliden Termination Payment shall be payable within two (2) Business Days following such termination; or

C.	if the Sulliden Termination Payment is payable pursuant to Subsection 9.3(b)(ii), the Sulliden Termination Payment shall be payable prior to or simultaneously with such termination.

(c)

In the event that the Sulliden Termination Expense is payable, the Sulliden Termination Expense shall be payable within two (2) Business Days following such termination. For the purposes of this Agreement, "Sulliden Termination Expense Event" means the termination of this Agreement by Rio Alto pursuant to Subsection 9.2(a)(iii)B and the Sulliden Termination Payment is not otherwise payable under this Agreement.

(d)	For the purposes of this Agreement, "Rio Alto Termination Payment Event" means the termination of this Agreement:

(i)

by Sulliden pursuant to Subsection 9.2(a)(iv)A (but not including a termination by Sulliden pursuant to Subsection 9.2(a)(iv)A in circumstances where the Rio Alto Change in Recommendation resulted from the occurrence of a Sulliden Material Adverse Effect) prior to the Rio Alto Meeting;

(ii)	by Rio Alto pursuant to Subsection 9.2(a)(iii)C; or

(iii)

by either Party pursuant to Subsection 9.2(a)(ii)A or Subsection 9.2(a)(ii)D, but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Rio Alto shall have been made or publicly announced and not withdrawn by any Person other than Sulliden; and (y) within twelve months following the date of such termination, Rio Alto or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Rio Alto.

For the purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning specified in Subsection 1.1 except that references to "20% or more" in the definition of "Acquisition Proposal" in Section 1.1 shall be deemed to be references to "50% or more",

If a Rio Alto Termination Payment Event occurs, Rio Alto shall pay the Rio Alto Termination Payment to Sulliden as liquidated damages in consideration of Sulliden' rights under this Agreement by wire transfer of immediately available funds, as follows:

A.

if the Rio Alto Termination Payment is payable pursuant to Subsection 9.3(d)(iii), the Rio Alto Termination Payment shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein;

B.	if the Rio Alto Termination Payment is payable pursuant to Subsection 9.3(d)(i), the Rio Alto Termination Payment shall be payable within two (2) Business Days following such termination; or

C.	if the Rio Alto Termination Payment is payable pursuant to Subsection 9.3(d)(ii), the Rio Alto Termination Payment shall be payable prior to or simultaneously with such termination .

(e)

In the event that the Rio Alto Termination Expense is payable, the Rio Alto Termination Expense shall be payable within two (2) Business Days following such termination. For the purposes of this Agreement, "Rio Alto Termination Expense Event" means the termination of this Agreement by Sulliden pursuant to Subsection 9.2(a)(iv)B and the Rio Alto Termination Payment is not otherwise payable under this Agreement

(f)

Each of the Parties acknowledges that the agreements contained in this Subsection 9.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Subsection 9.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Sulliden and Rio Alto irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Sulliden or Rio Alto is entitled to a Termination Payment and such Termination Payment is paid in full, Sulliden or Rio Alto, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided, however, that payment by a Party of a Termination Payment shall not be in lieu of any damages or any other payment or remedy available (including, without limitation, an order for specific performance) in the event of any wilful or intentional breach by such Party of any of its obligations under this Agreement.

9.4	Amendment

Subject to the provisions of the Interim Order and Final Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Sulliden Meeting but not later than the Effective Time, be amended by mutual written agreement of Rio Alto and Sulliden, without further notice to or Authorization on the part of the Sulliden Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

9.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 10
GENERAL PROVISIONS AND MISCELLANEOUS

10.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the "Transaction Personal Information"). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Rio Alto completes the transactions contemplated by this Agreement, Rio Alto shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by Sulliden:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Sulliden prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of Sulliden or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Rio Alto shall cause its advisors to observe the terms of this Subsection 10.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

10.2	SpinCo Private Placement

The Parties acknowledge that SpinCo intends to effect a non-brokered private placement with members of Sulliden management of up to $10,000,000 to provide additional funds to SpinCo concurrently with or following (but without being a condition to) the completion of the Transaction.

10.3	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Rio Alto:

Rio Alto Mining Limited
Suite 1950 - 400 Burrard Street
Vancouver, BC V6C 3A6

Attention:	Alex Black
Facsimile:	(866) 393-4493

with a copy (which shall not constitute notice) to:

Davis LLP
1000, 250 - 2nd Street SW
Calgary, AB T2P 0C1

Attention:	Dan Kenney
Facsimile:	(403) 213-4460

(b)	if to Sulliden or SpinCo:

Sulliden Gold Corporation Ltd.
65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5

Attention:	President
Facsimile:	(416) 861-8165

with a copy (that shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza - 40 King Street West
Toronto, Ontario M5H 3C2

Attention:	André Boivin
Facsimile:	(416) 640-3157

10.4	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein . Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.5	Injunctive Relief

Subject to Subsection 9.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Subsection 9.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

10.6	Time of Essence

Time shall be of the essence in this Agreement.

10.7	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Sulliden Disclosure Letter and the Rio Alto Disclosure Letter), the Confidentiality Agreements and the [Redacted to protect sensitive confidential information] constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties.

10.8	No Liability

No director or officer of Rio Alto shall have any personal liability whatsoever to Sulliden or SpinCo under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Rio Alto. No director or officer of Sulliden or SpinCo shall have any personal liability whatsoever to Rio Alto under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Sulliden or SpinCo.

10.9	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.10	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above by their respective officers thereunto duly authorized.

RIO ALTO MINING LIMITED

Per:	“Alex Black”
Alex Black
President and Chief Executive Officer

SULLIDEN GOLD CORPORATION LTD.

Per:	“Peter Tagliamonte”
	Name:	Peter Tagliamonte
	Title:	CEO

2422222 ONTARIO INC.

Per:	“Peter Tagliamonte”
	Name:	Peter Tagliamonte
	Title:	Chairman

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Amalco" has the meaning specified in Section 2.3(q);

"Arrangement" means the arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement made as of June 13, 2014 among the Parties (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement Dissent Rights" has the meaning ascribed thereto in Section 4.

"Arrangement Dissenting Shareholder" means a registered holder of Sulliden Shares who has validly exercised Arrangement Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Arrangement Dissent Rights as of the Effective Time, but only in respect of the Sulliden Shares in respect of which Arrangement Dissent Rights are validly exercised by such holder.

"Arrangement Resolution" means the special resolution of the Sulliden Shareholders approving the Arrangement.

"Articles of Arrangement" means the articles of arrangement of Sulliden in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any statutory holiday in Toronto, Ontario, Montréal, Québec or Vancouver, British Columbia.

"Canadian Resident" means a beneficial owner of Sulliden Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person).

"Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"Class A Shares" means the unlimited number of Class A common shares of Sulliden which are to be created in accordance with this Plan of Arrangement and which shall have attached thereto the right to

Legal*11413884.1

two votes at all meetings of Sulliden Shareholders, the right to dividends as and when declared by the directors of Sulliden, and the right to participate in the remaining assets of Sulliden upon a winding up of Sulliden.

"Class B Shares" means the Sulliden Shares which are are to be redesignated as Class B Shares in accordance with this Plan of Arrangement.

"Consideration" means the consideration to be received pursuant to the Plan of Arrangement in respect of each Sulliden Share that is issued and outstanding immediately prior to the Effective Time, comprising of a combination of (i) 0.525 of a Rio Alto Share, and (ii) and 0.10 of a SpinCo Share.

"Continuance" means the continuance of Sulliden into Ontario under section 180 of the Act and section 287 of the QBCA on the terms and subject to the conditions set out in the Arrangement Agreement and, if applicable, the Interim Order;

"Continuance Resolution" means the special resolution of the Sulliden Shareholders approving the Continuance considered at the Meeting;

"Continuance Dissent Rights" means the rights of dissent in respect of the Continuance Resolution pursuant to the QBCA;

"Continuance Dissent Shareholder" means a registered holder of Sulliden Shares who has validly exercised Continuance Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Continuance Dissent Rights as of the effective time of the Continuance, but only in respect of the Sulliden Shares in respect of which Continuance Dissent Rights are validly exercised by such holder;

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

"CRA" means the Canada Revenue Agency.

"Depositary" means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Sulliden Shares for the Consideration in connection with the Arrangement.

"Director" means the Director appointed pursuant to Section 278 of the OBCA.

"Dissent Rights" means the Continuance Dissent Rights or the Arrangement Dissent Rights.

"Dissenting Shareholder" means a Continuance Dissenting Shareholder or an Arrangement Dissenting Shareholder, as applicable.

"Effective Date" means the date shown on the Certificate of Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Eligible Holder" means (i) a Canadian Resident or (ii) an Eligible Non-Resident.

"Eligible Non-Resident" means a beneficial owner of Sulliden Shares immediately prior to the Effective Time, who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and whose Sulliden Shares are "taxable Canadian property" and not "treaty-protected property", in each case as defined in the Tax Act or a partnership any member of which is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and whose Sulliden Shares are "taxable Canadian property" and not "treaty protected property", in each case as defined in the Tax Act.

"Fair Market Value" with reference to:

(i)	a Rio Alto Share means the amount that is the closing price of the Rio Alto Shares on the TSX on the last trading day immediately prior to the Effective Date;

(ii)	a Class A Share means the amount that is the Fair Market Value of a Rio Alto Share multiplied by 0.525;

(iii)

a SpinCo Share means the amount that is the volume weighted average price of the Sulliden Shares on the TSX over the twenty trading days ending immediately before the Effective Date minus the Fair Market Value of a Class A Share;

"Final Order" means the final order of the Court pursuant to Section 182 of the OBCA, in a form acceptable to Sulliden, SpinCo and Rio Alto, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including, but not limited to, the TSX, the NYSE and the BVL.

"In-The-Money Amount" in respect of a stock option means the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of the option.

"Interim Order" means the interim order of the Court in a form acceptable to the Parties, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Sulliden Meeting, as such order may be amended by the Court with the consent of the Parties, each acting reasonably.

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Letter of Transmittal" means the letter of transmittal sent to Sulliden Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Loan" has the meaning ascribed thereto in Section 2.3 (h);

"Loan Amount" means $25,000,000.

"OBCA" means the Business Corporations Act (Ontario).

"Option Shares" means the Rio Alto Shares issuable on exercise of any Rio Alto Replacement Option.

"Parties" means Rio Alto, Sulliden and SpinCo, and "Party" means any one of them.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Sulliden and Rio Alto, each acting reasonably.

"QBCA" means the Business Corporations Act (Québec)

"Rio Alto" means Rio Alto Mining Limited.

"Rio Alto Funding Shares" has the meaning ascribed thereto in Section 2.3(h).

"Rio Alto NewCo" means a wholly-owned corporation of Rio Alto incorporated under the laws of Ontario no less than one (1) day prior to the Effective Time.

"Rio Alto Replacement Option" has the meaning ascribed thereto in Section 2.3(m).

"Rio Alto Share Price" means the price of Rio Alto Shares based on the volume weighted average trading price of Rio Alto Shares on the TSX for the five trading day period ended on the last trading day immediately prior to the date of the Sulliden Meeting.

"Rio Alto Shares" means the common shares in the authorized share capital of Rio Alto.

"Section 85 Election" has the meaning ascribed thereto in Section 2.4.

"SpinCo" means 2422222 Ontario Inc.

"SpinCo Conveyance Agreement" means the agreement between Sulliden and SpinCo to effect the sale and transfer of SpinCo Assets and SpinCo Liabilities from Sulliden to SpinCo.

"SpinCo Option" means an option to purchase one SpinCo Share at an exercise price equal to the original exercise price of the Sulliden Option for which it was exchanged multiplied by the Fair Market Value of one SpinCo Share divided by the total Fair Market Value of one Class A Share and one SpinCo Share multiplied by 0.1.

"Sulliden" means Sulliden Gold Corporation Ltd.

"Sulliden Arrangement Resolution" means the special resolution approving the Plan of Arrangement presented to the Sulliden Shareholders at the Sulliden Meeting.

"Sulliden Circular" means the notice of the Sulliden Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Sulliden Shareholders in connection with the Sulliden Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

"Sulliden Class A Option" means an option to purchase a Class A Share at an exercise price equal to the original exercise price of the Sulliden Option for which it was exchanged multiplied by the Fair Market Value of a Class A Share divided by the total Fair Market Value of one Class A Share and one SpinCo Share.

"Sulliden Continuance Resolution" means the special resolution of the Sulliden Shareholders in respect of the Sulliden Continuance to be considered at the Sulliden Meeting substantially in the form and content of Schedule B of the Arrangement Agreement.

"Sulliden DSU" means a deferred share unit issued under the Sulliden DSU Plan.

"Sulliden DSU Plan" means the deferred share unit plan of Sulliden as approved by the board of directors of Sulliden.

"Sulliden Meeting" means the special meeting of Sulliden Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution.

"Sulliden Option Holders" means the holders of Sulliden Options.

"Sulliden Option Plan" means the share option plan of Sulliden, approved by Sulliden Shareholders at a meeting held on October 6, 2011.

"Sulliden Options" means the outstanding options to purchase Sulliden Shares granted under the Sulliden Option Plan.

"Sulliden RSU" means a restricted stock unit issued under the Sulliden RSU Plan.

"Sulliden RSU Plan" means the restricted stock unit plan of Sulliden as approved by the board of directors of Sulliden.

"Sulliden Shareholders" means the holders of Sulliden Shares.

"Sulliden Shares" means the common shares in the authorized share capital of Sulliden.

"Sulliden Warrants" means the common share purchase warrants of Sulliden.

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"Tax Exempt Person" means a person who is exempt from tax under Part I of the Tax Act. "TSX" means the Toronto Stock Exchange.

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(a)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)

Certain Phrases, etc. The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of,' and (iii) unless stated otherwise, 'Article', 'Section', and 'Schedule' followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(e)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(f)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(g)	Time References. References to time are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Rio Alto, Sulliden, SpinCo, all holders and beneficial owners of Sulliden Shares, Sulliden Options, Sulliden Warrants, Sulliden DSUs and Sulliden RSUs, including Dissenting Shareholders, the registrar and transfer agent of Sulliden and the Depositary, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

2.3	Arrangement

At the Effective Time the following shall occur and shall be deemed to occur in the following sequence as set out below without any further authorization, act or formality, in each case effective as at one minute intervals starting at the Effective Time:

(a)	all Sulliden Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all Liens) to Rio Alto; and

(i)

such Dissenting Shareholders shall cease to be the holders of such Sulliden Shares and to have any rights as Sulliden Shareholders other than the right to be paid the fair value for such Sulliden Shares as set out in Article 4;

	(ii)	the name of each such Dissenting Shareholders shall be removed as a Sulliden Shareholder from the registers of Sulliden Shareholders maintained on or on behalf of Sulliden; and

	(iii)	such Sulliden Shares so transferred to Rio shall thereupon be cancelled without payment;

(b)	all of the issued and outstanding Sulliden RSUs shall be deemed to have vested, and Sulliden shall allot and issue to each holder of Sulliden RSUs such number of Sulliden Shares as are due to such holder under the terms of the Sulliden RSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Sulliden RSU Plan will terminate and none of the former holders of Sulliden RSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Sulliden RSU Plan;

(c)

all of the issued and outstanding Sulliden DSUs shall be deemed to have vested, and the resignation of each holder of Sulliden DSUs of his or her position with Sulliden and the appointment of their successors shall be effective, and Sulliden shall allot and issue to each holder of Sulliden DSUs such number of Sulliden Shares as are due to settle the amount due to such holder under the terms of the Sulliden DSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Sulliden DSU Plan will terminate and none of the former holders of Sulliden DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Sulliden DSU Plan;

(d)

the authorized share capital of Sulliden will be amended by redesignating the Sulliden Shares as the Class B Shares and the articles of Sulliden shall be deemed to be amended accordingly, and each certificate representing Sulliden Shares shall, as and from the time such redesignation is effective, represent Class B Shares;

(e)	the authorized share capital of Sulliden will be amended by the creation of an unlimited number of Class A Shares, and the articles of Sulliden shall be deemed to be amended accordingly;

(f)	the SpinCo Option Plan will come into force;

(g)

the transactions contemplated by the SpinCo Conveyance Agreement shall become effective and pursuant thereto, Sulliden shall assign and transfer to SpinCo and SpinCo shall accept the SpinCo Assets and SpinCo Liabilities, and as consideration for the SpinCo Assets, SpinCo shall issue to Sulliden that number of fully-paid and non-assessable SpinCo Shares such that immediately after the foregoing issuance Sulliden shall hold in aggregate (together with the SpinCo Shares held immediately prior to the foregoing issuance) that number of SpinCo Shares that is equal to 0.0147 multiplied by the number of Sulliden Shares that are issued and outstanding immediately prior to the Effective Time and after giving effect to the issuances in section 2.3 (b) and (c) above (adjusted as provided in Section 2.5 below) less the number of Sulliden Shares held by Dissenting Shareholders, all in accordance with the terms of the SpinCo Conveyance Agreement, and Sulliden shall be entered into the register of SpinCo Shares maintained by or on behalf of SpinCo;

(h)

Rio Alto will lend (the "Loan") to Sulliden an amount of cash equal to the Loan Amount by way of a non-interest bearing demand promissory note. If Rio Alto has so elected in accordance with Section 2.10(b) of the Arrangement Agreement, Sulliden will subscribe and pay for and Rio Alto shall issue to Sulliden that number of fully-paid and non-assessable Rio Alto Shares (the "Rio Alto Funding Shares") equal to $10,000,000 at the Rio Alto Share Price;

(i)

Sulliden will subscribe for and SpinCo shall issue to Sulliden that number of additional fully-paid and non-assessable SpinCo Shares that is equal to 0.0853 multiplied by the number of Sulliden Shares that are issued and outstanding immediately prior to the Effective Time and after giving effect to the issuances in Section 2.3 (b) and (c) above (adjusted as provided in Section 2.5 below) less the number of Sulliden Shares held by Dissenting Shareholders, in consideration for payment from Sulliden to SpinCo of (i) cash subscription proceeds equal to $25,000,000 using funds from the Loan or (ii) $15,000,000 in cash using funds from the Loan and the transfer to SpinCo of all of the Rio Alto Funding Shares;

(j)

Each Sulliden Option will be exchanged for a Sulliden Class A Option and one-tenth (0.1) of a SpinCo Option (and when aggregated with the other similar SpinCo Options of a holder of such options resulting in a fraction, they shall be rounded down to the nearest whole number of

SpinCo Options). The term to expiry, conditions to and manner of exercising, and all other terms and conditions of a Sulliden Class A Option or a SpinCo Option, will be the same as the Sulliden Option for which it is exchanged and any document evidencing a Sulliden Option shall thereafter evidence and be deemed to evidence such Sulliden Class A Option or SpinCo Option, as the case may be. It is intended that subsection 7(1.4) of Tax Act apply to such exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Sulliden Class A Option or a SpinCo Option, as the case may be, will be increased such that the aggregate of the In-The-Money Amount of the Sulliden Class A Option and the In-The-MoneyAmount of the SpinCo Option immediately after the exchange does not exceed the In-The-Money Amount of the Sulliden Option immediately before the exchange.

(k)	Sulliden shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act, and which reorganization shall occur in the following order:

(i)

each outstanding Class B Share will be exchanged with Sulliden free and clear of all Liens for one (1) Class A Share and one-tenth (0.1) of a SpinCo Share, and such Class B Share shall thereupon be cancelled, and:

(A)	the holders of such Class B Shares shall cease to be the holders thereof and to have any rights or privileges as holders of such Class B Shares;

(B)	such holders' names shall be removed from the register of the Class B Shares maintained by or on behalf of Sulliden; and

(C)

each Sulliden Shareholder shall be deemed to be the holder of the Class A Shares and SpinCo Shares (in each case, free and clear of any Liens) exchanged for the Class B Shares and shall be entered in the register of Sulliden or SpinCo, as the case may be, as the registered holder thereof;

(ii)

the stated capital of Sulliden for the outstanding Class A Shares will be an amount equal to the paid-up capital of Sulliden in respect of the Class B Shares, less the paid-up capital of Sulliden that is attributable to each Sulliden Share held by Dissenting Shareholders and described in paragraph 2.3(a) hereof, and less the Fair Market Value of the SpinCo Shares distributed on such exchange;

(l)

each outstanding Class A Share (other than Class A Shares held by Rio Alto or any affiliate thereof) will, without further act or formality by or on behalf of a holder of Class A Shares, be irrevocably assigned and transferred by the holder thereof to Rio Alto (free and clear of all Liens) in exchange for 0.525 of a Rio Alto Share for each Class A Share held, and

(i)

the holders of such Class A Shares shall cease to be the holders thereof and to have any rights as holders of such Class A Shares other than the right to receive 0.525 of a Rio Alto Share per Class A Share in accordance with this Plan of Arrangement;

(ii)	such holders' name shall be removed from the register of the Class A Shares maintained by or on behalf of Sulliden; and

(iii)

Rio Alto shall be deemed to be the transferee and the legal and beneficial holder of such Class A Shares (free and clear of all Liens) and shall be entered as the registered holder of such Class A Shares in the register of the Class A Shares maintained by or on behalf of Sulliden.

(m)

each Sulliden Class A Option, shall be exchanged for a fully-vested option (each, a "Rio Alto Replacement Option") to purchase from Rio Alto 0.525 of Rio Alto Share (and when aggregated with the other similar Rio Alto Replacement Options of a holder of such options resulting in a fraction of a Rio Alto Share, they shall be rounded down to the nearest whole number of Rio Alto Shares). Such Rio Alto Replacement Option shall provide for an exercise price per Rio Alto Replacement Option (rounded up to the nearest whole cent) equal to the exercise price per Class A Share that otherwise be payable to acquire a Class A Share pursuant to the Sulliden Class A Option it replaces. All terms and conditions of a Rio Alto Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Sulliden Class A Option for which it was exchanged, and shall be governed by the terms of the Sulliden Option Plan and any document evidencing a Sulliden Class A Option shall thereafter evidence and be deemed to evidence such Rio Alto Replacement Option, except that the term to expiry of any Rio Alto Replacement Option shall not be affected by a holder of Rio Alto Replacement Options not becoming, or ceasing to be, an employee, consultant, officer or director of Sulliden or Rio Alto, as the case may be. It is intended that subsection 7(1.4) of Tax Act apply to such exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Rio Alto Replacement Option will be increased such that the In-The-Money Amount of the Rio Alto Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Sulliden Class A Option immediately before the exchange;

(n)

each Class A Share held by Rio Alto will be transferred to Rio Alto Newco in consideration of the issue by Rio Alto Newco to Rio Alto of one common share of Rio Alto Newco for each Class A Share so transferred;

(o)	the stated capital in respect of the Class A Shares will be reduced to $1.00 without any repayment of capital in respect thereof;

(p)	Sulliden will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act; and

(q)	Rio Alto NewCo and Sulliden shall amalgamate to form one corporate entity ("Amalco") with the same effect as if they had amalgamated under under Section 177 of the OBCA, such that:

(i)

Rio Alto will receive on the amalgamation one Amalco common share in exchange for each Rio Alto Newco common share previously held, and all of the issued and outstanding Class A Shares will be cancelled without repayment of capital in respect thereof;

(ii)

the stated capital of the Amalco common shares will be an amount equal to the "paid-up capital", as that term is defined in the Tax Act, attributable to all of the issued and outstanding Rio Alto Newco common shares immediately prior to the Amalgamation;

	(iii)	the name of Amalco shall be "Shahuindo Gold Limited";

		(iv)	the initial directors of Amalco shall be the directors of Rio Alto NewCo;

		(v)	the initial officers of Amalco shall be the officers of Rio Alto NewCo;

		(vi)	Amalco shall have a minimum of 3 directors and a maximum of 11 directors;

		(vii)	all of the property of each of Rio Alto NewCo and Sulliden continues to be the property of Amalco;

		(viii)	Amalco continues to be liable for the obligations of each of Rio Alto NewCo and Sulliden (other than any obligations of Rio Alto NewCo or Sulliden to the other);

		(ix)	any existing cause of action, claim or liability to prosecution is unaffected;

(x)	a civil, criminal or administrative action or proceeding pending by or against Rio Alto NewCo or Sulliden may continue to be prosecuted by or against Amalco;

(xi)	a conviction against, or ruling, order or judgment in favour of or against Rio Alto NewCo or Sulliden may be enforced by or against Amalco;

(xii)

the articles of Rio Alto NewCo immediately before the Effective Time are deemed to be the articles of incorporation of Amalco, and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalco;

(xiii)	the by-laws of Rio Alto NewCo immediately before the Effective Time are deemed to be the by-laws of Amalco;

(xiv)	Amalco shall be authorized to issue an unlimited number of common shares; and

(xv)

the directors of Amalco may appoint one or more directors of Amalco but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of Amalco, and any directors of Amalco appointed pursuant to the previous sentence shall hold office for a term expiring not later than the close of the next annual meeting of shareholders.

2.4	Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Rio Alto and SpinCo shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates (or electronic deposit) representing the Rio Alto Shares and SpinCo Shares required to be issued to former Sulliden Shareholders in accordance with the provisions of Section 2.3 hereof, which shares shall be held by the Depositary as agent and nominee for such former Sulliden Shareholders for distribution to such former Sulliden Shareholders in accordance with the provisions of Article 2 hereof.

(b)

An Eligible Holder whose Class A Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a "Section 85 Election") with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Rio Alto, within 90 days after the Effective Date, duly completed with the details of the number of Class A Shares transferred and the applicable agreed amounts for the purposes of such joint elections. Rio Alto shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Neither Sulliden, Rio Alto nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Rio Alto or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

	(c)	Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Rio Alto will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable), to the Eligible Holder.

2.5	No Fractional Shares

Following the Effective Time, if the aggregate number of Rio Alto Shares to which a former Sulliden Shareholder would otherwise be entitled would include a fractional share, then the number of Rio Alto Shares that such former Sulliden Shareholder is entitled to receive shall be rounded down to the next whole number and no former Sulliden Shareholder will be entitled to any compensation in respect of such fractional Rio Alto Share. In addition, following the Effective Time, if the aggregate number of SpinCo Shares to which a former Sulliden Shareholder would otherwise be entitled would include a fractional share, then the number of SpinCo Shares that such former Sulliden Shareholder is entitled to receive shall be rounded down to the next whole number and no former Sulliden Shareholder will be entitled to any compensation in respect of such fractional SpinCo Share.

ARTICLE 3
SULLIDEN WARRANTS

3.1	Sulliden Warrants

In accordance with the terms of the Sulliden Warrants, each holder of a Sulliden Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Sulliden Warrant, in lieu of Sulliden Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Rio Alto Shares and SpinCo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Sulliden Shares to which such holder would have been entitled if such holder had exercised such holder's Sulliden Warrants immediately prior to the Effective Time. Each Sulliden Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant certificate, subject to any supplemental exercise documents issued by Rio Alto and SpinCo (as they mutually agree, each acting reasonably) to holders of Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price with each them.

3.2	Exercise of Sulliden Warrants Post-Effective Time

Upon any valid exercise of a Sulliden Warrant after the Effective Time, Rio Alto shall issue the necessary number of Rio Alto Shares, and SpinCo shall issue the necessary number of SpinCo Shares, necessary to settle such exercise, provided that Rio Alto or SpinCo, as applicable, has received the portion of the Sulliden Warrant exercise price such that the Sulliden Warrant exercise price is divided between Rio Alto and SpinCo as follows:

(a)

Rio Alto shall receive a portion of the exercise price equal to the original exercise price of the Sulliden Warrant multiplied by the Fair Market Value of a Class A Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of one SpinCo Share; and

(b)

SpinCo shall receive a portion of the exercise price equal to the original exercise price of the Sulliden Warrant multiplied by the Fair Market Value of a SpinCo Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of one SpinCo Share.

3.3	Idem

This Article 3 is subject to adjustment in accordance with the terms of the Sulliden Warrants.

ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent

Nothing in this Plan of Arrangement or the transactions contemplated hereby shall affect, reduce or derogate from the rights of Continuance Dissenting Shareholders to be paid fair value by Sulliden (or Amalco as its successor) for their Sulliden Shares under section 378 of the QBCA. A Continuance Dissenting Shareholder shall not be entitled to exercise Arrangement Dissent Rights.

Holders of Sulliden Shares (other than Continuance Dissenting Shareholders) may exercise dissent rights ("Arrangement Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by Sulliden not later than 4:30 p.m. (Toronto time) on the Business Day immediately preceding the date of the Sulliden Meeting (as it may be adjourned or postponed from time to time).

Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Sulliden Shares held by them, and in respect of which Dissent Rights have been validly exercised, to Rio Alto, free and clear of all Liens, as provided in Section 2.3(a) above and if they:

(a)

ultimately are entitled to be paid fair value for such Sulliden Shares, will be entitled to be paid the fair value by Rio Alto (or by Amalco in the case of a Continuance Dissenting Shareholder) of such Sulliden Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Sulliden Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Sulliden Shares, shall be deemed to have participated in the Arrangement on the same basis as a non- dissenting Sulliden Shareholder.

4.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall Rio Alto, Sulliden, Amalco, SpinCo, the Depository or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the holder of those Sulliden Shares in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall Rio Alto, Sulliden, Amalco, SpinCo, the Depository or any other Person be required to recognize Dissenting Shareholders as Sulliden Shareholders in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(a) above, and the names of such Dissenting Shareholders shall be removed from the registers of Sulliden Shareholders in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section (a) occurs. In addition to any other restrictions under the OBCA or the QBCA, as the case may be, none of the following shall be entitled to exercise Dissent Rights: (i) Sulliden Optionholders, (ii) Sulliden Warrantholders, and (iii) Sulliden Shareholders who vote or have instructed a proxyholder to vote such Sulliden Shares in favour of the Contunuance Resolution or Arrangement Resolution, as the case may be (but only in respect of such Sulliden Shares).

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1	Letter of Transmittal

The Depositary will forward to each former registered Sulliden Shareholder, at the address of such former Sulliden Shareholder as it appears on the former register for the Sulliden Shares, a Letter of Transmittal and instructions for obtaining delivery of the certificates or other evidence of ownership representing the Rio Alto Shares and the SpinCo shares that will be transferred to such former Sulliden Shareholder pursuant to the Arrangement.

5.2	Class A Shares and Class B Shares

Recognizing that the Sulliden Shares shall be re-designated as Class B Shares pursuant to Section 2.3(d) and Class B Shares shall be exchanged partially for Class A Shares pursuant to Section 2.3(k)(i), Sulliden shall not issue share certificates representing the Class B Shares or the Class A Shares in replacement for outstanding share certificates representing the Sulliden Shares and each certificate representing the outstanding Sulliden Shares shall, as and from the time such exchange is effective, represent Class A Shares.

5.3	SpinCo Share Certificates

As soon as practicable following the Effective Date, SpinCo shall deliver, or cause to be delivered to the Depositary, certificates representing the SpinCo Shares required to be issued to the registered former Sulliden Shareholders in accordance with the provisions Section 2.3(k)(i) hereof, which certificates shall be held by the Depositary as agent and nominee for such former Sulliden Shareholders, for distribution to such former Sulliden Shareholders in accordance with the provisions of Section 5.5 hereof.

5.4	Rio Alto Share Certificates

Rio Alto shall deliver, or arrange to be delivered, to the Depositary certificates representing the Rio Alto Shares required to be issued to registered former Sulliden Shareholders, which certificates shall be held by the Depository, as agent and nominee for such former Sulliden Shareholders, for Distribution in accordance with the provisions of Section 5.5 hereof, all in accordance with Section 2.3(l) hereof.

5.5	Payment of Consideration

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Sulliden Shares, together with such other documents and instruments as would have been required to effect the transfer of the Sulliden Shares formerly represented by such certificate under the OBCA and the articles of Sulliden and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a certificate representing the Rio Alto Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 2.3 hereof. Any such certificate formerly representing Sulliden Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Sulliden Shareholder of any kind or nature against or in Sulliden, Rio Alto or SpinCo; and on such sixth anniversary, all Rio Alto Shares, SpinCo Shares and cash to which such former Sulliden Shareholder was entitled shall be deemed to have been surrendered to Rio Alto or SpinCo, as applicable.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.5(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Sulliden Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Rio Alto Shares and a certificate representing the SpinCo Shares that the holder of such certificate is entitled to receive in accordance with Section 2.3 hereof.

(c)

No holder of Sulliden Shares, Sulliden Options, Sulliden Warrants, Sulliden DSUs or Sulliden RSUs shall be entitled to receive any consideration with respect to such Sulliden Shares, Sulliden Options, Sulliden Warrants, Sulliden DSUs or Sulliden RSUs, other than any Consideration to which such holder is entitled to receive in accordance with Section 2.3 and this Section 5.5 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.6	Lost Certificates

In the event any certificate which, immediately prior to the Effective Time, represented one or more outstanding Sulliden Shares that were transferred pursuant to Section 2.3(k) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver to such Person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the Rio Alto Shares and a certificate representing the SpinCo Shares that such Person is entitled to receive in accordance with Section 2.3 hereof in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Rio Alto Shares, SpinCo Shares is to be delivered shall as a condition precedent to the delivery of such Rio Alto Shares and SpinCo Shares, give a bond satisfactory to Rio Alto, SpinCo and the Depositary (acting reasonably) in such sum as Rio Alto and SpinCo may direct, or otherwise indemnify Rio Alto, SpinCo and Sulliden in a manner satisfactory to Rio Alto, SpinCo and Sulliden, acting reasonably, against any claim that may be made against Rio Alto, SpinCo and Sulliden with respect to the certificate alleged to have been lost, stolen or destroyed.

5.7	Withholding Rights

Any of the Parties or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 4.1), such amounts as Rio Alto, Sulliden, SpinCo, or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. The Parties and the Depositary shall also have the right to withhold and sell, on their own account or through a broker, and on behalf of any aforementioned Person to whom a withholding obligation applies, or require such Person to irrevocably direct the sale through a broker and irrevocably direct the broker pay the proceeds of such sale to the Parties or the Depositary, as appropriate, such number of Rio Alto Shares or SpinCo Shares issued to such Person pursuant to the Arrangement Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any withholding obligations. None of the Parties or the Depository will be liable for any loss arising out of any sale.

5.8	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.9	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Sulliden Shares issued prior to the Effective Time, (b) the rights and obligations of the Sulliden Shareholders, Sulliden, SpinCo, Rio Alto, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Sulliden Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Sulliden Meeting, approved by the Court, and (iv) communicated to Sulliden Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the Sulliden Meeting (provided that Rio Alto shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Sulliden Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Sulliden Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Sulliden Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Rio Alto, provided that it concerns a matter which, in the reasonable opinion of Rio Alto, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Sulliden Shareholder.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
SULLIDEN ARRANGEMENT RESOLUTION AND SULLIDEN CONTINUANCE RESOLUTION

The text of the Sulliden Continuance Resolution which the Sulliden Shareholders will be asked to pass at the Sulliden Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)

the continuance of Sulliden Gold Corporation Ltd., a corporation existing under the laws of Québec ("Sulliden"), to Ontario, all as more particularly described and set forth in the Management Information Circular (the "Circular") of Sulliden dated June [♦], 2014 accompanying the notice of this meeting, is hereby authorized, approved and adopted and Sulliden is hereby authorized to apply to Quebec’s Registrar of Enterprises for authorization to be continued as if it had been constituted under the Business Corporations Act (Ontario), R.S.O. 1990, c.B.16 (the "OBCA"), and to continue its existence under the OBCA (the "Continuance");

(2)

the form of articles of continuance, the full text of which is attached as Schedule [♦] to the Circular is hereby approved, and following receipt of authorization to continue pursuant to the Business Corporations Act (Québec), Sulliden is hereby authorized to file the articles of continuance with the Director together with any notices and other documents prescribed by the OBCA necessary to continue Sulliden as if it had been incorporated under the laws of Ontario;

(3)

subject to the Continuance becoming effective, and without affecting the validity of any act of Sulliden under its existing by-laws (the "Existing By-Laws"), the Existing By-Laws are hereby repealed and replaced with the new By-Law No. 1 of Sulliden, the full text of which is available under Sulliden’s profile on www.sedar.com and incorporated by reference into the Circular (the "New By-Laws"), together with such changes or amendments thereto as any director or officer of Sulliden determines appropriate, the conclusive evidence of such determination being the execution of the New By-Laws by a director or officer of Sulliden;

(4)

notwithstanding that this resolution has been passed (and the Continuance approved) by the shareholders of Sulliden, the directors of Sulliden are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Sulliden to:

a.	amend the articles of continuance to the extent permitted by law; or

b.	not proceed with the Continuance; and

(5)

any director or officer of Sulliden is hereby authorized and directed for and on behalf of Sulliden to execute, whether under corporate seal of Sulliden or otherwise, and to deliver all documents or instruments in writing and do all other such acts and things as he may consider necessary or desirable to carry out the foregoing resolutions.

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B-2

The text of the Sulliden Arrangement Resolution which the shareholders will be asked to pass at the Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)

the arrangement (the "Arrangement") under Section 182(1) of the Business Corporations Act (Ontario) (the "OBCA") involving Sulliden Gold Corporation Ltd. ("Sulliden"), Rio Alto Mining Ltd. ("Rio Alto"), [♦], a wholly-owned subsidiary of Rio Alto, 2422222 Ontario Inc. ("SpinCo"), and shareholders of Sulliden, all as more particularly described and set forth in the Management Information Circular (the "Circular") of Sulliden dated June [26], 2014 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2)

the arrangement agreement (the "Arrangement Agreement") between Sulliden, Rio Alto Mining Limited, and SpinCo, dated June [♦], 2014 and all the transactions contemplated therein, the full text of which is attached as Schedule [♦] to the Circular, the actions of the directors of Sulliden in approving the Arrangement and the actions of the directors and officers of Sulliden in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(3)

the plan of arrangement (the "Plan of Arrangement") of Sulliden implementing the Arrangement, the full text of which is set out in Schedule "A" to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Sulliden or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of Sulliden are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Sulliden to:

a.	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(5)

any director or officer of Sulliden is hereby authorized and directed for and on behalf of Sulliden to execute, whether under corporate seal of Sulliden or otherwise, and to deliver articles of arrangement and amalgamation and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement for filing; and

(6)

any one or more directors or officers of Sulliden is hereby authorized, for and on behalf and in the name of Sulliden, to execute and deliver, whether under corporate seal of Sulliden or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of Sulliden, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

B-3

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Sulliden;

(7)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
RIO ALTO SHARE ISSUANCE RESOLUTION

The text of the Rio Alto Share Issuance Resolution which the Rio Alto Shareholders will be asked to pass at the Rio Alto Meeting is as follows:

"BE IT RESOLVED THAT:

1.

Rio Alto Mining Limited (the "Company") is hereby authorized to issue such number of common shares in the capital of the Company as is necessary to allow the Company to acquire 100% ownership of Sulliden Gold Corporation Ltd. ("Sulliden") pursuant to an arrangement transaction (the "Arrangement") in accordance with an arrangement agreement between the Company, Sulliden and 2422222 Ontario Inc. (the "Arrangement Agreement"), as more particularly described in the Rio Alto management information circular and accompanying joint management information circular supplement dated June [♦], 2014 (the "Circular"), including, but not limited to, the issuance of common shares in the capital of the Company upon the exercise of warrants of Sulliden, the issuance of common shares in the capital of the Company upon the exercise of replacement options of the Company issued in exchange for options of Sulliden, the issuance of common shares in the capital of the Company in exchange of shares of Sulliden issued in exchange or settlement of restricted stock units and deferred share units of Sulliden, and the issuance of common shares in the capital of the Company for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms).

2.

The Company is hereby further authorized to issue such number of common shares in the capital of the Company as is necessary to meet its obligations to Sulliden and 2422222 Ontario Inc. as contemplated in the Arrangement Agreement.

3.

Notwithstanding that this resolution has been duly passed by the holders of the common shares of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of Rio Alto; and

4.	The directors and officers of Rio Alto or any one or more of them be and they are hereby authorized to do such things as may be necessary or desirable to accomplish the foregoing."

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SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF SULLIDEN

Except as set forth in the Sulliden Disclosure Letter, Sulliden hereby represents and warrants to Rio Alto as follows, and acknowledges and agrees that Rio Alto is relying upon such representations and warranties in connection with the entering into of this Agreement:

1.

Organization and Qualification. Sulliden was duly created and is validly existing and in good standing under the QBCA and extra provincially registered under the OBCA, and SpinCo is duly incorporated, validly existing and in good standing under the OBCA, and each has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted. Sulliden is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Sulliden Material Adverse Effect. True and complete copies of the constating documents of each of Sulliden and SpinCo have been delivered or made available to Rio Alto, and neither Sulliden nor SpinCo has taken any action to amend or supersede such documents.

2.	Subsidiaries.

	(a)	Sulliden does not have any Subsidiaries except as listed herein below:

i)	Minera Sulliden Shahuindo S.A.C., incorporated and existing under the laws of the Republic of Peru;

ii)	Minera Sulliden Peru S.A., incorporated and existing under the laws of the Republic of Peru;

iii)	Empresa de Transmisión de Cajabamba S.A.C, incorporated and existing under the laws of the Republic of Peru;

iv)	Sulliden Capital S.A., incorporated and existing under the laws of the Republic of Panama;

v)	Sulliden Minerals S.A., incorporated and existing under the laws of the Republic of Panama;

vi)	Albertuille Business Inc.; and

vii)	SpinCo.

(b)	Minera Sulliden Shahuindo S.A.C, Minera Sulliden Peru S.A. and Empresa de Transmisión de Cajabamba S.A.C. are the only material Subsidiaries of Sulliden.

(c)

Each of Sulliden’s Subsidiaries is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted.

(d)

Sulliden beneficially owns, directly or indirectly, all of the issued and outstanding shares of each of its Subsidiaries free and clear of all Encumbrances and no person has any right for the purchase of any interest in such shares or for the issue or allotment of any unissued shares or other securities of such Subsidiaries.

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(e)

All of the outstanding shares in the capital of each of the Subsidiaries owned directly or indirectly by Sulliden are: (a) validly issued and fully-paid and all such shares are owned free and clear of all Encumbrances of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares.

(f)

Each of Sulliden’s Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Sulliden Material Adverse Effect. True and complete copies of the constating documents of each of Sulliden’s Subsidiaries have been delivered or made available to Rio Alto, and neither Sulliden nor any of its Subsidiaries has taken any action to amend or supersede such documents.

(g)

Other than the Subsidiaries listed in Subsection 2(a) hereinabove, neither Sulliden nor any of its Subsidiaries own any capital stock, or other equity interests in any Person. Sulliden also controls indirectly Desarrolo Argicola del Norte.

3.

Authority Relative to this Agreement. Each of Sulliden and SpinCo has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement, and the consummation of the transactions contemplated by this Agreement, by each of Sulliden and SpinCo have been duly authorized by the Sulliden Board and the directors of SpinCo, and no other corporate proceedings on the part of either are necessary to authorize the transactions contemplated by this Agreement other than Sulliden Shareholder Approval. This Agreement has been duly executed and delivered by each of Sulliden and SpinCo, and constitutes a valid and binding obligation of each of them, enforceable by Rio Alto against each of Sulliden and SpinCo in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.

No Conflict. The execution and delivery by each of Sulliden and SpinCo of this Agreement and the performance by each of them of their respective covenants hereunder and the completion of the Arrangement do not and will not violate, conflict with or result in a breach of any provision of the constating documents of either or those of any of their Subsidiaries or affiliates, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Sulliden Material Adverse Effect, will not:

(a)	violate, conflict with or result in a breach of:

i)

any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Sulliden or SpinCo or any of their respective Subsidiaries or affiliates is a party, or by which either or any of their Subsidiaries or affiliates is bound; or

ii)	any Law to which Sulliden or SpinCo or any of their Subsidiaries or affiliates is subject or by which either or any of their Subsidiaries or affiliates is bound;

(b)

give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit;

(c)	result in the creation or imposition of any Encumbrances upon any of the properties or assets of Sulliden or SpinCo or any of their Subsidiaries or affiliates or restrict, hinder,

impair or limit the ability of any of Sulliden or SpinCo or any of their Subsidiaries or affiliates to conduct the business of as and where it is now being conducted;

(d)

except as disclosed in the Sulliden Disclosure Letter, give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or

(e)

except as set forth in the Sulliden Disclosure Letter, result in any material payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any person or other entity including, but not limited to, any director, officer, employee or consultant of any of Sulliden or SpinCo or any of their Subsidiaries or affiliates, or increase any benefits otherwise payable under any pension or benefits plan of any of Sulliden or SpinCo or any of their Subsidiaries or affiliates or result in the acceleration of the time of payment or vesting of any such benefits.

5.

No Rights to Purchase Assets. Except as disclosed in the Sulliden Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase of the whole or part of the assets of any of Sulliden or SpinCo or any of their Subsidiaries or affiliates, and there are no active areas of mutual interest provisions or areas of exclusion in any contracts binding upon Sulliden or SpinCo or any of their Subsidiaries or affiliates, or otherwise to which the assets of any of Sulliden or SpinCo or any of their Subsidiaries or affiliates are subject.

6.

Required Filings and Consent. Other than the Interim Order, the Final Order, the filing of articles of continuance, and the filing of the Certificate of Arrangement and Articles of Arrangement and the approvals of each of the TSX, the Bolsa de Valores de Lima S.A., the Over-the-Counter QX marketplace, no Authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the part of Sulliden or SpinCo: (A) in connection with the execution and delivery of this Agreement or the performance by it of its obligations hereunder or the consummation by each of the Transaction or for the completion of the Arrangement; or (B) in order that the right and authority of each of them to carry on its business in the ordinary course and in the manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the Arrangement; or (C) to not to cause or result in any loss of any rights or assets or any interest therein held by Sulliden or any of its Subsidiaries or affiliates, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

7.	Securities Laws and Regulatory Filings.

(a)

As of the date hereof, Sulliden is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the provinces of Canada. The common shares of Sulliden are listed and posted for trading on the TSX, the Bolsa de Valores de Lima S.A. (the "BVL"), the Over-the-Counter QX marketplace (the "OTCQX") and the Frankfurt Stock Exchange.

(b)

Sulliden has disclosed and otherwise filed with the applicable securities regulatory authorities, stock exchanges and self-regulatory authorities a true and complete copy of all Sulliden Disclosure Documents. The Sulliden Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (a) were true, correct and complete in all material respects and did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over Sulliden, except where such non-compliance has not had and would not reasonably be expected to have a Sulliden Material Adverse Effect. Sulliden has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(c)

There are no outstanding or unresolved comments in a comment letter from any securities authority or Governmental Entity with respect to any of Sulliden Disclosure Documents and neither Sulliden nor any of the Sulliden Documents is subject to an ongoing audit, review, comment or investigation by any securities authority or Governmental Entity, the TSX, the BVL, the QTCQX or the Frankfurt Stock Exchange.

(d)

Neither Sulliden nor any of its directors, officers, promoters or insiders is subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Sulliden, no investigation or other proceedings involving Sulliden or any of its directors, officers, promoters or insiders are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

8.	Compliance with Constating Documents and Laws.

(a)

No member of the Sulliden Group is in conflict with, or in default (including cross defaults) under or in violation of: (a) its constating documents or, as applicable, equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

(b)

Each member of the Sulliden Group has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and no member of the Sulliden Group has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would have a Sulliden Material Adverse Effect.

(c)

No member of the Sulliden Group and, to the knowledge of Sulliden, none of their respective directors, officers, supervisors, managers, agents or employees has: (i) violated any applicable anti-bribery, export control, and economic sanctions laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practice Act, (ii) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any governmental authority, authority or instrumentality in Canada, other jurisdictions in which the Sulliden Group has assets or any other jurisdiction other than in accordance with applicable laws, (iii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (iv) violated or is in violation of any provision of the Criminal

Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable law, rule or regulation of any locality.

(d)

The operations of Sulliden and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-governmental authority involving Sulliden or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

9.

Company Authorizations. Except as disclosed in the Sulliden Disclosure Letter, the Sulliden Group has obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Sulliden or its Subsidiaries and its affiliates (including in respect of the Sulliden Properties and the SpinCo Assets) or otherwise in connection with the business or operations of Sulliden or its Subsidiaries and affiliates, and such authorizations are in full force and effect. Sulliden and its Subsidiaries and affiliates have fully complied with and are in compliance with all Authorizations, except, in each case, for such non- compliance which, individually or in the aggregate, would not have a Sulliden Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Sulliden, threatened regarding any of the Authorizations. No member of the Sulliden Group has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, and to the knowledge of Sulliden and SpinCo, all such Authorizations continue to be effective in order for Sulliden and its Subsidiaries and affiliates to continue to conduct their respective businesses as they are currently being conducted.

10.

Fees. Except as set forth in the Sulliden Disclosure Letter, Sulliden has not entered into any agreement that would entitle any person to any valid Claim against Sulliden, SpinCo or Rio Alto for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

11.

Severance Payments. All severance payments or termination payments that Sulliden and its Subsidiaries, are obligated to pay under existing contracts, including without limitation under Sulliden’s RSU Plan and Sulliden DSU Plan, to all persons including, without limitation, consultants, directors, officers, employees or agents, are as disclosed in the Sulliden Disclosure Letter.

12.

Employee Benefit Plans. Sulliden has set out in the Sulliden Disclosure Letter a list of, and made available to Rio Alto, true, complete and correct copies of each health, medical, dental, hospitalization, welfare, supplemental unemployment benefit, sick leave, vacation, bonus, profit sharing, option, insurance, accidental death and dismemberment, counselling, eye care, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other employee, officer, director and consultant compensation or benefit plan including any post- retirement benefit plans and any other similar benefit plans, agreement or arrangement for the benefit of directors or former directors of the Sulliden Group, consultants or former consultants of the Sulliden Group, employees or former employees of the Sulliden Group, which are maintained by, contributed to, or binding upon Sulliden or in respect of which Sulliden has any actual or potential liability (the "Sulliden Benefit Plans"), and: (i) each Sulliden Benefit Plan has been maintained and administered in material compliance with its terms and is funded in accordance with applicable Laws; (ii) all required employer contributions under any such plans have been made in accordance with the terms thereof; (iii) each Sulliden Benefit Plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval; (iv) to Sulliden's knowledge, no pending or anticipated claims or other litigation (excluding claims for benefits incurred in the ordinary course of Sulliden Benefit Plan activities) have been brought or threatened against or with respect to any Sulliden Benefit Plan; and (v) Sulliden does not have any obligations for retiree health or retiree life benefits under any Sulliden Benefit Plan. Neither Sulliden nor any of its Subsidiaries has made a commitment to improve or otherwise amend any Sulliden Benefit Plan.

13.	Capitalization and Listing.

(a)

The authorized share capital of Sulliden consists of an unlimited number of Sulliden Shares. As at the date of this Agreement there are: (A) 315,427,332 Sulliden Shares validly issued and outstanding as fully-paid and non-assessable shares of Sulliden; (B) 21,435,900 outstanding Sulliden Options, with each Sulliden Option providing for the issuance of one (1) Sulliden Share upon the exercise thereof; (C) 18,876,404 Sulliden Warrants, with each Sulliden Warrant providing for the issuance of one (1) Sulliden Share upon the exercise thereof; (D) 750,000 Sulliden DSUs; and (E) 2,510,010 Sulliden RSUs. Other than the Sulliden Options, the Sulliden Warrants and the Sulliden RSUs, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments, or obligations of Sulliden or any of its Subsidiaries or affiliates to issue or sell any shares of Sulliden or of any of its Subsidiaries or affiliates or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Sulliden or any of its Subsidiaries or affiliates, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Sulliden or any of its Subsidiaries or affiliates, and no Person is entitled to any pre-emptive or other similar right granted by Sulliden or any of its Subsidiaries. Sulliden is the registered and beneficial owner of all of the outstanding securities of SpinCo as of the date hereof.

(b)

Schedule "B" to the Sulliden Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Sulliden Options and the number, exercise prices and expiration dates of each grant to such holders. Schedule "C" to the Sulliden Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Sulliden DSUs and Sulliden RSUs and the dates of each grant to such holders. All Sulliden Shares that may be issued pursuant to the exercise of outstanding Sulliden Options and the Sulliden RSUs will, when issued in accordance with the terms of the Sulliden Options and Sulliden RSUs, as the case may be, be duly authorized, validly issued, fully-paid and non- assessable and are not and will not be subject to or issued in violation of, any pre- emptive rights.

(c)

Other than as contemplated under this Agreement, there are no outstanding contractual obligations of Sulliden or any of its Subsidiaries or affiliates to repurchase, redeem or otherwise acquire any Sulliden Shares or any shares of any of its Subsidiaries or affiliates. No Subsidiary of Sulliden owns any Sulliden Shares.

14.

No Shareholders Agreements. Other than the Sulliden Voting Agreements and the [Redacted to protect sensitive confidential information], there are no shareholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which Sulliden or any of the Sulliden Subsidiaries is a party or, to the knowledge of Sulliden, with respect to any shares or other equity interests of the Sulliden or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any equity securities of Sulliden or any of its Subsidiaries.

15.	Financial Statements.

(a)

The audited consolidated financial statements for Sulliden as at and for each of the fiscal years ended on April 31, 2013 and April 31, 2012 (including the notes thereto, the reports by Sulliden’s auditors thereon and the management’s discussion and analysis related thereto) (collectively, the "Sulliden Annual Financial Statements"), and Sulliden’s unaudited condensed consolidated financial statements as at and for the three and nine months ended January 31, 2014 (including the notes thereto and related management’s discussion and analysis) (collectively, the "Sulliden Interim Financial Statements", and together with the Annual Financial Statements, the "Sulliden Financial Statements") were prepared in accordance with IFRS, and in each case fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Sulliden Group as of the dates thereof and for the periods indicated therein. There have been no material changes in Sulliden's accounting policies since January 31, 2014.

	(b)	There are no outstanding loans made by Sulliden or any of its Subsidiaries to any executive officer or director of Sulliden or any of its Subsidiaries or affiliates.

	(c)	The aggregate cash balance of the Sulliden Group as of the date hereof is $37.9 million.

(d)

Neither Sulliden nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Sulliden or any of its Subsidiaries and affiliates, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or Person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Sulliden or any of its Subsidiaries and affiliates, in the published financial statements of Sulliden or the Sulliden Disclosure Documents.

(e)

Since April 31, 2013, neither Sulliden nor any of its Subsidiaries nor, to Sulliden’s knowledge, any director, officer, employee, consultant, auditor, accountant or representative of Sulliden or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Sulliden or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or Claim that Sulliden or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Sulliden Board.

16.

Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Sulliden as of April 31, 2013 (the "Sulliden Balance Sheet") or disclosed in the notes thereto; and (ii) liabilities and obligations (A) incurred in the ordinary course of business consistent with past practice since April 31, 2013; (B) pursuant to the terms of this Agreement or otherwise in connection with this Transaction, or (C) disclosed in Sulliden Disclosure Documents prior to the date hereof, neither Sulliden nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Sulliden and its Subsidiaries (other than those disclosed on the Sulliden Balance Sheet and/or in the notes to the Sulliden Financial Statements), reasonably be expected to be material and adverse, or, as a consequence of the consummation of the Arrangement, have a Sulliden Material Adverse Effect. Without limiting the foregoing, the Sulliden Balance Sheet reflects provisions in accordance with IFRS, specifically International Accounting Standard 37 relating to contingent liabilities for pending litigation and other contingent obligations of Sulliden and its Subsidiaries, which represent the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

17.	SpinCo Liabilities. SpinCo has not carried out any business activities and does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise.

18.

Auditors. There has not been reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with Sulliden's auditors.

19.	Mineral Rights. Except as disclosed in the Sulliden Disclosure Letter, each of Sulliden and its Subsidiaries:

(a)

has good and sufficient title, free and clear of any title defect or material Encumbrances, to all of its interests in Sulliden Properties, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the Sulliden Mineral Rights (as defined below) (collectively, the "Sulliden Real Property Interests"), and the Sulliden Real Property Interests permit the use of land by Sulliden and its Subsidiaries and affiliates necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted to the exclusion of all other Persons, except for the avoidance of doubt, that additional surface rights must be acquired and/or registered by Sulliden or its Subsidiaries and affiliates in order to further develop the Shahuindo Project;

(b)

holds its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on the Sulliden Properties (collectively, the "Sulliden Mineral Rights"), free and clear of any material Encumbrances;

(c)	does not own or have any interest in any material real property or holds any material mineral rights or interests other than the Sulliden Real Property Interests and the Sulliden Mineral Rights;

20.	Ownership. Except as disclosed in the Sulliden Disclosure Letter, and applying customary standards in the mining industry of the applicable jurisdiction:

(a)

Sulliden and its Subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to the Sulliden Real Property Interests and the Sulliden Mineral Rights held by the Sulliden Group, free and clear of all Encumbrances, pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and no member of the Sulliden Group is in default of any of the material provisions of such documents, agreements and instruments nor has any such default been alleged;

(b)

the Sulliden Real Property Interests and the Sulliden Mineral Rights comprising the Sulliden Group’s properties have been properly located and recorded/registered (or in process of being recorded or registered) in compliance with applicable laws and the Sulliden Mineral Rights are comprised of valid and subsisting mineral claims;

(c)

the Sulliden Real Property Interests and the Sulliden Mineral Rights are in good standing under applicable laws, all assessment work required to be performed and filed under the Sulliden Real Property Interests and the Sulliden Mineral Rights has been performed and filed, all related taxes and other payments have been paid and all related filings have been made;

(d)

there are no material restrictions on the ability of the Sulliden Group to use, transfer or exploit the Sulliden Real Property Interests or Sulliden Mineral Rights, except pursuant to the applicable Law;

(e)

the Sulliden Mineral Rights are sufficient to permit the operation of the respective businesses of the Sulliden Group as presently conducted or contemplated to be conducted, and no member of the Sulliden Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Sulliden Mineral Rights;

(f)	there is no Claim against or challenge to the title of Sulliden or any of its subsidiaries, or their respective ownership of, the Sulliden Real Property Interests or Sulliden Mineral Rights;

(g)

the employees, agents and representatives of the Sulliden Group have free and unrestricted access to the Sulliden Properties and have not been prevented or restrained in any manner from exercising their rights of access;

(h)	the Sulliden Group has the exclusive right to deal with the Sulliden Real Property Interests and the Sulliden Mineral Rights;

(i)

no other Person has any interest in the Sulliden Real Property Interests or the Sulliden Mineral Rights or the production from any of the underlying properties or mineral deposits or any right to acquire any such interest;

(j)

there are no back-in rights, earn-in rights, rights of first refusal or similar provisions that would affect the interest of the Sulliden Group in the Sulliden Real Property Interests or the Sulliden Mineral Rights; and

(k)

no member of the Sulliden Group has received any notice, whether written or oral, from any governmental authority of any revocation or intention to revoke or materially amend any of their respective interests in any of the Sulliden Real Property Interests or the Sulliden Mineral Rights and, to the knowledge of Sulliden, there is no reasonable basis to expect that such a revocation or material amendment of any of their respective interests in any of the Sulliden Real Property Interests or the Sulliden Mineral Rights may occur.

21.

Expropriation. No Sulliden Properties or any other property or asset of Sulliden or any of its Subsidiaries (including any Sulliden Real Property Interest or Sulliden Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Sulliden, is there any intent or proposal to give any such notice or to commence any such proceeding.

22.

Mineral Reserves and Resources. The mineral reserves and mineral resources for the Sulliden Real Property Interests or the Sulliden Mineral Rights were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves, of Sulliden and its Subsidiaries, taken as a whole, from the amounts set forth in the Sulliden Disclosure Documents. All information regarding the Sulliden Real Property Interests or the Sulliden Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Sulliden Disclosure Documents on or before the date hereof.

23.	Technical Report. The technical report entitled "Updated Technical Report on the Shahuindo Project, Cajabamba, Peru" dated October 15, 2012 and effective May 17, 2012 by Mine

Development Associates and Kappes, Cassiday and Associates and the technical report entitled "Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru" dated November 9, 2012 and effective September 26, 2012 by Mine Development Associates and Kappes, Cassiday and Associates (collectively, the "Shahuindo Technical Report") complied in all material respects with the requirements of NI 43-101 at the time of filing thereof, and the Shahuindo Technical Report reasonably presented the quantity of mineral resources attributed to the properties evaluated as the date stated therein based upon information available at the time the Shahuindo Technical Report was prepared and to Sulliden’s knowledge, there have been no material changes to the quantity of mineral resources that would necessitate the filing of a new NI 43-101 compliant technical report. All material information regarding the Shahuindo Project, including all drill results, technical reports and studies that are required to be disclosed, has been disclosed in the Sulliden Disclosure Documents.

24.	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to be material and adverse:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Sulliden and its Subsidiaries and affiliates, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Sulliden or any of its Subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

25.	Employment Matters.

(a)

Other than as disclosed in the Sulliden Disclosure Letter, no member of the Sulliden Group has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer, employee or consultant in connection with the termination of their position or their employment as a direct result of a change in control of Sulliden (including as a result of the Arrangement). Except as set forth in the Sulliden Disclosure Letter, there are no change of control awards payable to any director, officer, employee or consultant of Sulliden and its Subsidiaries.

(b)

No member of the Sulliden Group (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Sulliden, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Sulliden, no fact or event exists that is likely to give rise to a change in this representation on or before the Effective Date.

(c)

No member of the Sulliden Group is subject to any Claim for wrongful dismissal, constructive dismissal or any other tort Claim, actual or, to the knowledge of Sulliden, threatened, or any litigation actual, or to the knowledge of Sulliden, threatened, relating to employment or termination of employment of employees or independent contractors,. No labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Sulliden.

(d)

All amounts due or accrued due for all salary, wages, bonuses, vacation with pay, workers compensation and other benefits under the Sulliden Benefit Plans for the period up to May 31, 2014 have either been paid or are accurately reflected in Sulliden' financial books and records in all material respects.

(e)	Neither the execution of this Agreement nor the consummation of the Arrangement and the other transactions contemplated in this Agreement will, except as disclosed in the Sulliden Disclosure Letter:

i)

result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former Sulliden employee;

ii)

increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable to any current or former Sulliden employee; or

iii)	result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Sulliden Benefit Plan.

(f)

Neither Sulliden nor any of its Subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a "registered pension plan" or a "retirement compensation arrangement", each as defined under the Tax Act, a "pension plan" as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for employees or former employees of any member of the Sulliden Group.

(g)	Sulliden has provided to Rio Alto true and complete copies of all written agreements between Sulliden or any of its Subsidiaries and each employee, consultant or independent contractor.

(h)

Each of Sulliden and its Subsidiaries is in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, occupational health and safety, workers compensation and human rights, and no member of the Sulliden Group is subject to any outstanding grievance, complaint, investigation, orders under such Laws, Claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other Claim, or threatened Claim, relating to employment or termination of employment or relationships of Sulliden employees, consultants or independent contractors and there is no basis for such Claim. No event has occurred that, with the notice or lapse of time or both, would constitute a material breach, violation or default of such terms and conditions of employment and Laws by Sulliden or any of its Subsidiaries.

26.

Employment Withholdings. Sulliden has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate governmental entity.

27.	Absence of Certain Changes or Events. Since April 31, 2013, other than pursuant to this Agreement and other than as disclosed in the Sulliden Disclosure Documents:

(a)

Sulliden and its Subsidiaries and affiliates have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Transaction contemplated hereby;

(b)

No member of the Sulliden Group has approved or has entered into any agreement in respect of the purchase of material assets or any interest therein or the sale, transfer or other disposition of any material portion of its assets or any interest herein currently owned by Sulliden and its Subsidiaries and affiliates, whether by asset sale, transfer of shares or otherwise, or the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of any member of the Sulliden Group);

(c)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Sulliden Material Adverse Effect has been incurred;

(d)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Sulliden Material Adverse Effect;

(e)

no member of the Sulliden Group, or to the knowledge of Sulliden, any of the directors, officers, employees, consultants or auditors of Sulliden and its Subsidiaries and affiliates, has received or otherwise had or obtained knowledge of any fraud or material complaint, allegation, assertion or Claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of any member of the Sulliden Group or their respective internal accounting controls;

(f)	there has not been any change in the accounting practices used by Sulliden and its Subsidiaries, except as disclosed in the Sulliden Disclosure Documents;

(g)

there has not been any redemption, repurchase or other acquisition of Sulliden Shares by Sulliden, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Sulliden Shares;

(h)	there has not been a material change in the level of accounts receivable or payable, inventories or employees;

(i)	there has not been any entering into, or an amendment of, any material Contract;

(j)	there has not been any satisfaction or settlement of any material Claims or material liabilities that were not reflected in Sulliden’s audited financial statements;

(k)

there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Sulliden or its Subsidiaries or affiliates, except for adjustments in the ordinary course of business; and

(l)	there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Sulliden or its Subsidiaries or affiliates.

28.

Litigation. Except as disclosed in the Sulliden Disclosure Letter, there is no Claim pending or, to the knowledge of Sulliden, threatened against or relating to any member of the Sulliden Group, the business of any member of the Sulliden Group, or affecting any properties or assets of any member of the Sulliden Group including without limitation the Sulliden Properties, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Sulliden Material Adverse Effect or prevent or materially delay the consummation of the Arrangement. To the knowledge of Sulliden, there are no events or circumstances which could reasonably be expected to give rise to any such Claim (provided that this representation shall not apply to Claims which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Sulliden Material Adverse Effect). Neither Sulliden nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Sulliden Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

29.

Bankruptcy and Insolvency. No member of the Sulliden Group is a bankrupt or insolvent Person and there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Sulliden, threatened against any member of the Sulliden Group before any Governmental Entity.

30.	Tax.

(a)

Each member of the Sulliden Group has duly and timely filed all Tax Returns required to be filed by them for periods prior to the date hereof and all such Tax Returns are complete and accurate in all material respects.

(b)

Each member of the Sulliden Group has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Sulliden. Sulliden and its Subsidiaries and affiliates have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Sulliden for any Taxes of Sulliden and each of its Subsidiaries and affiliates for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(c)

No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of any member of the Sulliden Group, and no member of the Sulliden Group is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Sulliden, threatened against Sulliden or any of its Subsidiaries or affiliates or any of their respective assets.

(d)

No Claim has been made by any Governmental Entity in a jurisdiction where Sulliden or any of its Subsidiaries or affiliates does not file Tax Returns that Sulliden or any of its Subsidiaries or affiliates is or may be subject to Tax by that jurisdiction.

(e)	There are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of Sulliden or any of its Subsidiaries or affiliates.

(f)

Sulliden and each of its Subsidiaries and affiliates has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so. Sulliden has charged, collected and remitted on a timely basis all sales, goods and services, value added and other commodity taxes as required under applicable legislation on any sale, supply or delivery made by them.

(g)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim for, or the period for the collection or assessment or reassessment of Taxes due from Sulliden or any of its Subsidiaries or affiliates for any taxable period and no request for any such waiver or extension is currently pending.

(h)	Sulliden and each of its Subsidiaries and affiliates has made available to Rio Alto true and complete copies of all Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)

Neither Sulliden nor any of its Subsidiaries or affiliates has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(j)

There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial or foreign Law, to Sulliden or any of its Subsidiaries or affiliates. No member of the Sulliden Group has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(k)

Each of Sulliden and SpinCo is not a non-resident of Canada within the meaning of the Tax Act. Each of Sulliden’s Subsidiaries (other than SpinCo) is a non-resident of Canada within the meaning of the Tax Act.

31.	United States Matters.

	(a)	Sulliden is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.

(b)

All of the assets and property of Sulliden, including all entities "controlled by" the Company for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding US$68.2 million during Sulliden's most recent completed fiscal year.

	(c)	Sulliden is a "foreign private issuer" within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

	(d)	Sulliden is not registered as an "investment company" pursuant to the United States Investment Company Act of 1940, as amended.

32.

Books and Records. The corporate records and minute books of Sulliden and each of its Subsidiaries and affiliates have been maintained in accordance with all applicable Laws, and the minute books of Sulliden and each of its Subsidiaries and affiliates have been provided to Rio Alto and are complete and accurate in all material respects. The corporate minute books for Sulliden and its Subsidiaries and affiliates contain minutes of all meetings and resolutions of the directors and securityholders. The financial books and records and accounts of Sulliden and its Subsidiaries and affiliates in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) in the case of Sulliden’s Subsidiaries, during the period of time when owned by Sulliden, accurately and fairly reflect the transactions and dispositions of assets of Sulliden and its Subsidiaries; and (c) in the case of Sulliden’s Subsidiaries, during the period of time when owned by Sulliden, accurately and fairly reflect the basis for Sulliden’s consolidated financial statements.

33.	Insurance.

(a)

Sulliden has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Sulliden nor any of its Subsidiaries or affiliates has failed to make a claim thereunder on a timely basis.

(b)

Each of such policies and other forms of insurance is in full force and effect on the date hereof and Sulliden will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Sulliden other) notice of cancellation or termination has been received by Sulliden or any of its Subsidiaries or affiliates with respect to any such policy.

34.

Non-Arm's Length Transactions. Except for the transactions contemplated in the Agreement and employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the Sulliden Disclosure Documents, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Sulliden or any of its Subsidiaries) between Sulliden or any of its Subsidiaries and its affiliates on the one hand, and any (a) officer or director of Sulliden or any of its Subsidiaries and its affiliates, (b) any holder of record or, to the knowledge of Sulliden, beneficial owner of five percent or more of the voting securities of Sulliden, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

35.	Shareholder Rights Plan. Sulliden has no shareholder rights plan and prior to the Effective Time, Sulliden will not implement any shareholder rights agreement.

36.	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Sulliden Material Adverse Effect:

(a)	the facilities and operations operated by Sulliden (and Sulliden’s Subsidiaries and affiliates) have been conducted, and are now, in compliance with all Environmental Laws;

(b)

Sulliden and its Subsidiaries and affiliates are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Sulliden Real Property Interests and the Sulliden Mineral Rights and to conduct their respective business as they are now being conducted;

(c)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist, other than in the ordinary course of business, with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Sulliden and its Subsidiaries and affiliates and, to the knowledge of Sulliden, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business, other than in the ordinary course of business;

(d)

neither Sulliden nor any of its Subsidiaries or affiliates is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)

to the knowledge of Sulliden and its affiliates, there are no changes in the status, terms or conditions of any Environmental Permits held by Sulliden or any of its Subsidiaries or affiliates or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Sulliden or any of its Subsidiaries or affiliates following the Effective Date;

(f)

Sulliden and its Subsidiaries and affiliates have made available to Rio Alto all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(g)

to the knowledge of Sulliden, Sulliden and its Subsidiaries and affiliates are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

37.

Restrictions on Business Activities. Except pursuant to existing confidentiality agreements or provisions binding on any member of the Sulliden Group, there is no agreement, judgment, injunction, order or decree binding upon any member of the Sulliden Group that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Sulliden or any of its Subsidiaries or affiliates, any acquisition of property by Sulliden or any of its Subsidiaries or affiliates, or the conduct of business by Sulliden or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

38.

Material Contracts. Sulliden and its Subsidiaries and affiliates have performed in all material respects all respective obligations required to be performed by them to date under the material Contracts. Neither Sulliden nor any of its Subsidiaries or affiliates is in breach or default under any material Contract to which it is a party or bound, nor does Sulliden have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, result in or reasonably be expected to result in, a Sulliden Material Adverse Effect. Neither Sulliden nor any of its Subsidiaries or affiliates knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Sulliden, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Sulliden Material Adverse Effect. Prior to the date hereof, Sulliden has made available to Rio Alto true and complete copies of all of the material Contracts. All material Contracts are legal, valid, binding and in full force and effect and are enforceable by Sulliden (or its Subsidiary or affiliate, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

39.

Approvals and Recommendation. The Sulliden Board has received a fairness opinion in respect of the Arrangement, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of Sulliden and recommends that Sulliden Shareholders vote in favour of the Arrangement Resolution.

40.

Independent Directors; Special Committee. Prior to entering into this Agreement, the Sulliden Board formed a Special Committee, each member of which is an "independent director" as defined in MI 61-101. The Special Committee engaged an independent financial advisor to deliver a fairness opinion to the Special Committee as to the fairness, from a financial point of view, to the Sulliden Shareholders (other than Rio Alto) of the Arrangement. The financial advisor has delivered such fairness opinion to the Special Committee. Based on the information available to them as of the date hereof, the Special Committee has recommended that the Sulliden Board approve this Agreement and the completion of the Arrangement.

41.	Funds Available. Subject to additional land purchases and engineering costs to be agreed up with Rio Alto as identified in the Sulliden Disclosure Letter, Sulliden has sufficient funds available to pay: (i) prior to the Effective Time, all Sulliden Transaction Costs, all Sulliden Change of Control Payments, all of Sulliden's remaining forecast commitments as set forth in the Sulliden Disclosure Letter, all additional remaining accounts payable and current liabilities of the Sulliden Group, net of current assets (other than cash including any cash received on the exercise of Sulliden Options and Sulliden Warrants), as determined in accordance with IFRS at the Effective Time; or (ii) the Sulliden Termination Payment.

42.

Confidentiality Agreements. All agreements entered into by Sulliden or any of its Subsidiaries with Persons regarding the confidentiality of information provided to such Person or reviewed by such Persons with respect to any transaction in the nature described in the definition of Acquisition Proposal that contain customary provisions, including standstill provisions have not been waived or released with respect to the applicability of any such "standstill" or other provisions of such confidentiality agreements, except to the extent such agreements contain provisions that provide for automatic exemptions as a result of the Arrangement.

43.

Relationships with Customers, Suppliers, Distributors and Sales Representatives. Sulliden has not received any written (or to the knowledge of Sulliden, other) notice that any customer, supplier, service provider, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Sulliden or any Subsidiary, and, to the knowledge of Sulliden, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Sulliden Material Adverse Effect.

44.

NGOs and Community Groups. No material dispute between Sulliden or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the best of Sulliden’s knowledge, is threatened or imminent with respect to any of Sulliden’s or any of its Subsidiaries’ properties or exploration activities.

45.

Arrangements with Securityholders of Rio Alto. Other than the Sulliden Voting Agreements and this Agreement, Sulliden does not have any agreement, arrangement or understanding (whether written or oral) with respect to Rio Alto or any of its securities, businesses or operations with any shareholder of Rio Alto, any interested party of Rio Alto or any related party of any interested party of Rio Alto, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meaning ascribed to such terms in MI 61-101).

46.

Competition Act. The aggregate value of Sulliden’s assets in Canada and the annual gross revenues from sales in and from Canada generated from Sulliden’s assets in Canada do not exceed, in either case, $82,000,000, as determined in accordance with Part IX of the Competition Act and the Notifiable Transactions Regulations thereunder.

47.	Investment Canada Act. The book value of Sulliden’s assets calculated in accordance with the Investment Canada Act and the regulations thereunder is less than $354,000,000.

48.

Sulliden Disclosure Documents. Sulliden has disclosed and otherwise filed all Sulliden Disclosure Documents and the Sulliden Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (a) were true, correct and complete in all material respects and did not contain any misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable Securities Laws and the rules, policies and instruments of all securities authorities having jurisdiction over Sulliden, except where such non-compliance has not had and would not reasonably be expected to have a Sulliden Material Effect. Sulliden has not field any confidential material change or other report or other document with any Governmental Entity which at the date hereof remains confidential.

49.

Full Disclosure. The information and statements contained in this Agreement are true and correct in all material respects and together with the Sulliden Disclosure Documents and the Sulliden Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to Sulliden and its Subsidiaries on a consolidated basis, contain no misrepresentations and do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

SCHEDULE E
REPRESENTATIONS AND WARRANTIES OF SPINCO

Each of Sulliden and SpinCo hereby represents and warrants to Rio Alto as follows, and acknowledges and agrees that Rio Alto is relying upon such representations and warranties in connection with the entering into of this Agreement:

1.

Organization and Qualification. SpinCo is duly incorporated, validly existing and in good standing under the OBCA, and it has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted. SpinCo is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. True and complete copies of the constating documents of SpinCo have been delivered or made available to Rio Alto, and SpinCo has not taken any action to amend or supersede such documents.

2.

Parent, Subsidiaries and Interests. Sulliden owns 100% of the issued and outstanding shares of SpinCo. SpinCo has no Subsidiaries and has no interest in any partnership, corporation or other business organization. SpinCo has not had any Subsidiaries since the date of its incorporation.

3.

Authority Relative to this Agreement. SpinCo has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement, and the consummation of the transactions contemplated by this Agreement by SpinCo have been duly authorized by the directors of SpinCo, and no other corporate proceedings on the part of either are necessary to authorize the transactions contemplated by this Agreement other than Sulliden Shareholder Approval. This Agreement has been duly executed and delivered by SpinCo, and constitutes a valid and binding obligation of SpinCo, enforceable by Rio Alto against SpinCo in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.

Capitalization and Listing. The authorized share capital of SpinCo consists of an unlimited number of common shares. All of the outstanding common shares of SpinCo are owned by Sulliden. There are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments, or obligations of SpinCo or any of its affiliates to issue or sell any shares of SpinCo or of any of affiliates or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of SpinCo or any of its affiliates, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of SpinCo or any of its Subsidiaries or affiliates, and no Person is entitled to any pre-emptive or other similar right granted by Sulliden or any of its Subsidiaries. Sulliden is the registered and beneficial owner of all of the outstanding securities of SpinCo as of the date hereof.

5.

Conduct of Business. SpinCo has been incorporated solely to participate in the Arrangement and to perform its obligations contemplated in this Agreement, the Arrangement and all matters solely related thereto (including under the SpinCo Conveyance Agreement), and except as aforesaid, SpinCo has not conducted or carried on any business, acquired any assets, assumed or incurred any liabilities or allowed any encumbrances to be created against it.

6.	Residency. SpinCo is not a non-resident of Canada for the purposes of the Tax Act.

SCHEDULE F
REPRESENTATIONS AND WARRANTIES OF RIO ALTO

Except as set forth in the correspondingly numbered paragraph of the Rio Alto Disclosure Letter, Rio Alto hereby represents and warrants to Sulliden as follows, and acknowledges and agrees that Sulliden is relying upon such representations and warranties in connection with the entering into of this Agreement:

1.

Organization and Qualification. Rio Alto was duly continued and is validly existing and in good standing under the Business Corporations Act (Alberta), and has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted. Rio Alto is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Rio Alto Material Adverse Effect. True and complete copies of the constating documents of Rio Alto have been delivered or made available to Sulliden, and Rio Alto has not taken any action to amend or supersede such documents.

2.	Subsidiaries.

(a)	Rio Alto does not have any Subsidiaries except as listed herein below:

i)	Rio Alto S.A.C., incorporated and existing under the laws of the Republic of Peru;

ii)	Mexican Silver (Guernsey) Limited ("Mexican Silver"), a body corporate incorporated under the laws of Guernsey;

iii)	Rio Alto Insurance Ltd., incorporated under the laws of Barbados;

iv)	La Arena S.A., incorporated and existing under the laws of the Republic of Peru, and all of whose shares are beneficially owned, directly or indirectly by Mexican Silver; and

v)	Empresa de Energia Yamobamba S.A.C., incorporated and existing under the laws of the Republic of Peru, and all of whose shares are beneficially owned, directly or indirectly by La Arena S.A..

(b)

Other than the Encumbrances in favour of EXP T1 Ltd. for each of Rio Alto SAC, La Arena S.A., Mexican Silver, Rio Alto Insurance Ltd. and Empresa de Energia Yamobamba S.A.C., all of the outstanding shares in the capital of each of the Subsidiaries owned directly or indirectly by Rio Alto are: (a) validly issued and fully-paid and all such shares are owned free and clear of all Encumbrances of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares.

(c)

Each of Rio Alto’s Subsidiaries is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted.

(d)

Each of Rio Alto’s Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Rio Alto Material Adverse Effect.

(e)

Each of Rio Alto’s Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Rio Alto Material Adverse Effect. True and complete copies of the constating documents of each of Rio Alto’s Subsidiaries have been delivered or made available to Sulliden, and neither Rio Alto nor any of its Subsidiaries has taken any action to amend or supersede such documents.

(f)

Other than the Subsidiaries listed hereinabove and other than the investments in Santa Barbara Resources Inc. and Duran Ventures Inc., neither Rio Alto nor any of its Subsidiaries own any capital stock, or other equity interests in any Person.

3.

Authority Relative to this Agreement. Rio Alto has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Rio Alto and the consummation by Rio Alto of the transactions contemplated by this Agreement have been duly authorized by the Rio Alto Board, and no other corporate proceedings on the part of either are necessary to authorize this Agreement other than Rio Alto Shareholder Approval. This Agreement has been duly executed and delivered by Rio Alto and constitutes a valid and binding obligation of Rio Alto, enforceable by Sulliden and SpinCo against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.

No Conflict; Required Filings and Consent. The execution and delivery by Rio Alto of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement do not and will not violate, conflict with or result in a breach of any provision of the constating documents of Rio Alto or those of any of its Subsidiaries or affiliates, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Rio Alto Material Adverse Effect, will not:

(a)	violate, conflict with or result in a breach of:

i)

any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Rio Alto or any of its Subsidiaries or affiliates is a party, or by which Rio Alto or any of its Subsidiaries or affiliates is bound except as set forth in the Rio Alto Disclosure Letter; or

ii)	any Law to which Rio Alto or any of its Subsidiaries or affiliates is subject or by which Rio Alto or any of its Subsidiaries or affiliates is bound;

(b)

give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit;

(c)

result in the creation or imposition of any Encumbrances upon any of the properties or assets of Rio Alto or its Subsidiaries or affiliates or restrict, hinder, impair or limit the ability of Rio Alto or any of its Subsidiaries or affiliates to conduct the business of as and where it is now being conducted;

(d)

give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or

(e)

result in any material payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any person or other entity including, but not limited to, any director, officer, employee or consultant of any member of the Rio Alto Group, or increase any benefits otherwise payable under any pension or benefits plan of any member of the Rio Alto Group or result in the acceleration of the time of payment or vesting of any such benefits.

5.

No Rights to Purchase Assets. Except as disclosed in the Rio Alto Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase the whole or part of the assets of any member of the Rio Alto Group, and there are no active areas of mutual interest provisions or areas of exclusion in any contracts binding upon any member of the Rio Alto Group, or otherwise to which the assets of any member of the Rio Alto Group are subject.

6.

Required Filings and Consent. Other than the Interim Order, the Final Order, and the filing of the Certificate of Arrangement and Articles of Arrangement and the approvals of each of the TSX, the BVL, the NYSE or the Frankfurt Stock Exchange, and consent of EXP T1 Ltd., and a notification under the Investment Canada Act, no Authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the part of Rio Alto: (A) in connection with the execution and delivery of this Agreement or the performance by it of its obligations hereunder or the consummation by it of the Transaction or for the completion of the Arrangement; or (B) in order that the right and authority of Rio Alto to carry on its business in the ordinary course and in the manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the Arrangement; or (C) to not to cause or result in any loss of any rights or assets or any interest therein held by Rio Alto or any of its Subsidiaries or affiliates, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

7.	Securities Laws and Regulatory Filings.

(a)

As of the date hereof, Rio Alto is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of British Columbia, Alberta and Ontario. The common shares of Rio Alto are listed and posted for trading on the TSX, the BVL and the NYSE.

(b)

Rio Alto has disclosed and otherwise filed with the applicable securities regulatory authorities, stock exchanges and self-regulatory authorities a true and complete copy of all Rio Alto Disclosure Documents. The Rio Alto Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (a) were true, correct and complete in all material respects and did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over Sulliden, except where such non-compliance has not had and would not reasonably be expected to have a Rio Alto Material Adverse Effect. Rio Alto has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(c)

There are no outstanding or unresolved comments in a comment letter from any securities authority or Governmental Entity with respect to any of Rio Alto Disclosure Documents and neither Rio Alto nor any of the Rio Alto Disclosure Documents is subject to an ongoing audit, review, comment or investigation by any securities authority or Governmental Entity, the TSX, the BVL, the NYSE or the Frankfurt Stock Exchange.

(d)

Neither Rio Alto nor any of its directors, officers, promoters or insiders is subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Rio Alto, no investigation or other proceedings involving Sulliden or any of its directors, officers, promoters or insiders are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

8.	Compliance with Constating Documents and Laws.

(a)

No member of the Rio Alto Group is in conflict with, or in default (including cross defaults) under or in violation of: (a) its constating documents or, as applicable, equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

(b)

Each member of the Rio Alto Group has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and no member of the Rio Alto Group has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would have a Rio Alto Material Adverse Effect.

(c)

No member of the Rio Alto Group and, to the knowledge of Rio Alto, none of their respective directors, officers, supervisors, managers, agents or employees has: (i) violated any applicable anti-bribery, export control, and economic sanctions laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practice Act, (ii) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any governmental authority, authority or instrumentality in Canada, other jurisdictions in which the Rio Alto Group has assets or any other jurisdiction other than in accordance with applicable laws, (iii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (iv) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable law, rule or regulation of any locality.

(d)

The operations of Rio Alto and each of its Subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non- governmental authority involving Sulliden or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

9.	Company Authorizations. The Rio Alto Group has obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Rio Alto or its

Subsidiaries and its affiliates (including in respect of the Rio Alto Properties) or otherwise in connection with the current business or operations of Rio Alto or its Subsidiaries and affiliates, and such authorizations are in full force and effect. Rio Alto and its Subsidiaries and affiliates have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Rio Alto Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Rio Alto, threatened regarding any of the Authorizations. No member of the Rio Alto Group has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, and to the knowledge of Rio Alto, all such Authorizations continue to be effective in order for Sulliden and its Subsidiaries and affiliates to continue to conduct their respective businesses as they are currently being conducted.

10.

Fees. Except as set forth in the Rio Alto Disclosure Letter, Rio Alto has not entered into any agreement that would entitle any person to any valid Claim against Rio Alto, Sulliden or SpinCo for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

11.	Capitalization and Listing.

(a)

The authorized share capital of Rio Alto consists of an unlimited number of Rio Alto Shares. As at the date of this Agreement there are: (A) 176,987,682 Rio Alto Shares validly issued and outstanding as fully-paid and non-assessable shares of Sulliden; and (B) 7,732,250 outstanding Rio Alto Options, with each Rio Alto Option providing for the issuance of one (1) Rio Alto Share upon the exercise thereof. Other than the Rio Alto Options, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments, or obligations of Rio Alto or any of its Subsidiaries or affiliates to issue or sell any shares of Rio Alto or of any of its Subsidiaries or affiliates or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Rio Alto or any of its Subsidiaries or affiliates, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Rio Alto or any of its Subsidiaries or affiliates, and no Person is entitled to any pre-emptive or other similar right granted by Rio Alto or any of its Subsidiaries.

(b)

All Rio Alto Shares that may be issued pursuant to the exercise of outstanding Rio Alto Options will, when issued in accordance with the terms of the Rio Alto Options, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(c)

There are no outstanding contractual obligations of Rio Alto or any of its Subsidiaries or affiliates to repurchase, redeem or otherwise acquire any Rio Alto Shares or any shares of any of its Subsidiaries or affiliates. No Subsidiary of Rio Alto owns any Rio Alto Shares.

12.

Shareholder and Similar Agreements. Other than a shareholder rights plan, Rio Alto is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Rio Alto or any of its Subsidiaries or affiliates.

13.	Financial Statements.

(a)

The audited consolidated financial statements for Rio Alto as at and for each of the fiscal years ended on December 31, 2013 and December 31, 2012 (including the notes thereto, the reports by Rio Alto’s auditors thereon and the management’s discussion and analysis related thereto) (collectively, the "Rio Alto Annual Financial Statements") have been, and Rio Alto’s unaudited condensed consolidated financial statements as at and for the three months ended March 31, 2014 (including the notes thereto and related management’s discussion and analysis) (collectively, the "Rio Alto Interim Financial Statements", and together with the Annual Financial Statements, the "Rio Alto Financial Statements") were prepared in accordance with IFRS, and in each case fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Rio Alto Group as of the dates thereof and for the periods indicated therein. There have been no material changes in Rio Alto’s accounting policies since March 31, 2014.

(b)	There are no outstanding loans made by Rio Alto or any of its Subsidiaries to any executive officer or director of Rio Alto or any of its Subsidiaries or affiliates.

(c)	The aggregate cash balance of the Rio Alto Group as of the date hereof is $21.1 million.

(d)

Neither Rio Alto nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Rio Alto or any of its Subsidiaries and affiliates, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or Person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Rio Alto or any of its Subsidiaries and affiliates, in the published financial statements of Rio Alto or the Rio Alto Disclosure Documents.

(e)

Since December 31, 2013, neither Rio Alto nor any of its Subsidiaries nor, to Rio Alto’s knowledge, any director, officer, employee, consultant, auditor, accountant or representative of Rio Alto or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Rio Alto or any of its Subsidiaries or their or Claim that Rio Alto or any of its Subsidiaries has engaged in questionable accounting respective internal accounting controls, including any complaint, allegation, assertion, or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Rio Alto Board.

14.

Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Sulliden as of December 31, 2013 (the "Rio Alto Balance Sheet") or disclosed in the notes thereto; and (ii) liabilities and obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2013; (B) pursuant to the terms of this Agreement or otherwise in connection with this Transaction, or (C) disclosed in Rio Alto Disclosure Documents prior to the date hereof, neither Rio Alto nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Rio Alto and its Subsidiaries (other than those disclosed on the Rio Alto Balance Sheet and/or in the notes to the Rio Alto Financial Statements), reasonably be expected to be material and adverse, or, as a consequence of the consummation of the Arrangement, have a Rio Alto Material Adverse Effect. Without limiting the foregoing, the Rio Alto Balance Sheet reflects provisions in accordance with IFRS, specifically International Accounting Standard 37 relating to contingent liabilities for pending litigation and other contingent obligations of Rio Alto and its Subsidiaries, which represent the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

15.	Mineral Rights. Except as disclosed in the Rio Alto Disclosure Letter, each of Rio Alto and its Subsidiaries:

(a)	has good and sufficient title, free and clear of any title defect or material Encumbrances, to all of its interests in Rio Alto Properties, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the Rio Alto Mineral Rights (as defined below) (collectively, the "Rio Alto Real Property Interests"), and the Rio Alto Real Property Interests permit the use of land by Rio Alto and its Subsidiaries and affiliates necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted to the exclusion of all other Persons, except for the avoidance of doubt, that additional surface rights must be acquired and/or registered by Rio Alto or its Subsidiaries and affiliates in order to further develop the Phase II of the La Arena Project; and

(b)

holds its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on the Sulliden Properties (collectively, the "Rio Alto Mineral Rights"), free and clear of any material Encumbrances;

(c)	does not own or have any interest in any material real property or holds any material mineral rights or interests other than the Rio Alto Real Property Interests and the Rio Alto Mineral Rights.

16.	Ownership. Except as disclosed in the Rio Alto Disclosure Letter, and applying customary standards in the mining industry of the applicable jurisdiction:

(a)

Rio Alto and its Subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to the Rio Alto Real Property Interests and the Rio Alto Mineral Rights held by the Rio Alto Group, free and clear of all Encumbrances, pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and no member of the Rio Alto Group is in default of any of the material provisions of such documents, agreements and instruments nor has any such default been alleged;

(b)

the Rio Alto Real Property Interests and the Rio Alto Mineral Rights comprising the Rio Alto Group’s properties have been properly located and recorded/registered (or in process of being recorded or registered) in compliance with applicable laws and the Rio Alto Mineral Rights are comprised of valid and subsisting mineral claims;

(c)

the Rio Alto Real Property Interests and the Rio Alto Mineral Rights are in good standing under applicable laws, all assessment work required to be performed and filed under the Rio Alto Real Property Interests and the Rio Alto Mineral Rights has been performed and filed, all related taxes and other payments have been paid and all related filings have been made;

(d)

there are no material restrictions on the ability of the Rio Alto Group to use, transfer or exploit the Rio Alto Real Property Interests or Rio Alto Mineral Rights, except pursuant to the applicable Law;

(e)

the Rio Alto Mineral Rights are sufficient to permit the operation of the respective businesses of the Rio Alto Group as presently conducted or contemplated to be conducted, and no member of the Rio Alto Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Rio Alto Mineral Rights;

(f)	there is no Claim against or challenge to the title of Rio Alto or any of its subsidiaries, or their respective ownership of, the Rio Alto Real Property Interests or Rio Alto Mineral Rights;

(g)

the employees, agents and representatives of the Rio Alto Group have free and unrestricted access to the Rio Alto Properties and have not been prevented or restrained in any manner from exercising their rights of access;

(h)	the Rio Alto Group has the exclusive right to deal with the Rio Alto Real Property Interests and the Rio Alto Mineral Rights;

(i)

no other Person has any interest in the Rio Alto Real Property Interests or the Rio Alto Mineral Rights or the production from any of the underlying properties or mineral deposits or any right to acquire any such interest;

(j)

there are no back-in rights, earn-in rights, rights of first refusal or similar provisions that would affect the interest of the Rio Alto Group in the Rio Alto Real Property Interests or the Rio Alto Mineral Rights; and

(k)

no member of the Rio Alto Group has received any notice, whether written or oral, from any governmental authority of any revocation or intention to revoke or materially amend any of their respective interests in any of the Rio Alto Real Property Interests or the Rio Alto Mineral Rights and, to the knowledge of Rio Alto, there is no reasonable basis to expect that such a revocation or material amendment of any of their respective interests in any of the Rio Alto Real Property Interests or the Rio Alto Mineral Rights may occur.

17.

Expropriation. No Rio Alto Properties or any other property or asset of Rio Alto or any of its Subsidiaries (including any Rio Alto Real Property Interest or Rio Alto Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Rio Alto, is there any intent or proposal to give any such notice or to commence any such proceeding.

18.

Mineral Reserves and Resources. The mineral reserves and mineral resources for the Rio Alto Real Property Interests or the Rio Alto Mineral Rights were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves, of Rio Alto and its Subsidiaries, taken as a whole, from the amounts set forth in the Rio Alto Disclosure Documents. All information regarding the Rio Alto Real Property Interests or the Rio Alto Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Rio Alto Disclosure Documents on or before the date hereof.

19.

Technical Report. The technical report entitled "La Arena Project, Peru Technical Report (NI 43- 101)" with an effective date December 31, 2013 and dated March 28, 2014 prepared for Rio Alto by Ian Dreyer, of MIC S.A.C., Enrique Garay, of Rio Alto, by Marek Mroczek, of Mining Plus, by Greg Lane, of Ausenco, by Mark Smith, of RRD International Corp., by Linton Kirk, of Kirk Mining Consultants and by Chris Kaye, of MQes (collectively, the "La Arena Technical Report") complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and the La Arena Technical Report reasonably presented the quantity of mineral reserves and resources attributed to the properties evaluated as the date stated therein based upon information available at the time the La Arena Technical Report was prepared and to Rio Alto’s knowledge, there have been no material changes to the quantity of mineral resources that would necessitate the filing of a new NI 43-101 compliant technical report. All material information regarding the La Arena Project, including all drill results, technical reports and studies that are required to be disclosed, has been disclosed in the Rio Alto Disclosure Documents.

20.	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to be material and adverse:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Rio Alto and its Subsidiaries and affiliates, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Rio Alto or any of its Subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

21.	Absence of Certain Changes or Events. Since December 31, 2013, other than as disclosed in the Rio Alto Disclosure Documents:

(a)

Rio Alto and its Subsidiaries and affiliates have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Transaction contemplated hereby;

(b)

No member of the Rio Alto Group has approved or has entered into any agreement in respect of the purchase of material assets or any interest therein or the sale, transfer or other disposition of any material portion of its assets or any interest herein currently owned by Rio Alto and its Subsidiaries and affiliates, whether by asset sale, transfer of shares or otherwise, or the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of any member of the Rio Alto Group);

(c)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Rio Alto Material Adverse Effect has been incurred;

(d)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Rio Alto Material Adverse Effect;

(e)

no member of the Rio Alto Group, or to the knowledge of Rio Alto, any of the directors, officers, employees, consultants or auditors of Rio Alto and its Subsidiaries and affiliates, has received or otherwise had or obtained knowledge of any fraud or material complaint, allegation, assertion or Claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of any member of the Rio Alto Group or their respective internal accounting controls;

(f)	there has not been any change in the accounting practices used by Rio Alto and its Subsidiaries, except as disclosed in the Rio Alto Disclosure Documents;

(g)

there has not been any redemption, repurchase or other acquisition of Rio Alto Shares by Rio Alto, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Rio Alto Shares;

(h)

there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(i)	there has not been any entering into, or an amendment of, any material Contract other than in the ordinary course of business consistent with past practice;

(j)

there has not been any satisfaction or settlement of any material Claims or material liabilities that were not reflected in Rio Alto’s audited financial statements, other than the settlement of Claims or liabilities incurred in the ordinary course of business consistent with past practice;

(k)

there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Rio Alto or its Subsidiaries or affiliates, except for adjustments in the ordinary course of business; and

(l)

except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Rio Alto or its Subsidiaries or affiliates.

22.

Litigation. There is no Claim pending or, to the knowledge of Rio Alto, threatened against or relating to any member of the Rio Alto Group, the business of any member of the Rio Alto Group, or affecting any properties or assets of any member of the Rio Alto Group including without limitation the Rio Alto Properties, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Rio Alto Material Adverse Effect or prevent or materially delay the consummation of the Arrangement. To the knowledge of Rio Alto, there are no events or circumstances which could reasonably be expected to give rise to any such Claim (provided that this representation shall not apply to Claims which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Rio Alto Material Adverse Effect). Neither Rio Alto nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Rio Alto Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

23.

Bankruptcy and Insolvency. No member of the Rio Alto Group is a bankrupt or insolvent Person and there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Rio Alto, threatened against any member of the Rio Alto Group before any Governmental Entity.

24.	Tax.

(a)

Each member of the Rio Alto Group has duly and timely filed all Tax Returns required to be filed by them for periods prior to the date hereof and all such Tax Returns are complete and accurate in all material respects.

(b)

Each member of the Rio Alto Group has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Rio Alto. Rio Alto and its Subsidiaries and affiliates have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Rio Alto for any Taxes of Rio Alto and each of its Subsidiaries and affiliates for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(c)

No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of any member of the Rio Alto Group, and no member of the Rio Alto Group is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Rio

Alto, threatened against Rio Alto or any of its Subsidiaries or affiliates or any of their respective assets.

(d)

No Claim has been made by any Governmental Entity in a jurisdiction where Rio Alto or any of its Subsidiaries or affiliates does not file Tax Returns that Rio Alto or any of its Subsidiaries or affiliates is or may be subject to Tax by that jurisdiction.

(e)	There are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of Rio Alto or any of its Subsidiaries or affiliates.

(f)

Rio Alto and each of its Subsidiaries and affiliates has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim for, or the period for the collection or assessment or reassessment of Taxes due from Rio Alto or any of its Subsidiaries or affiliates for any taxable period and no request for any such waiver or extension is currently pending.

(h)

Rio Alto and each of its Subsidiaries and affiliates has made available to Sulliden true and complete copies of all Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)

Neither Rio Alto nor any of its Subsidiaries or affiliates has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(j)

There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial or foreign Law, to Rio Alto or any of its Subsidiaries or affiliates. No member of the Rio Alto Group has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(k)	Rio Alto is not a non-resident of Canada within the meaning of the Tax Act. Each of Rio Alto’s Subsidiaries is a non-resident of Canada within the meaning of the Tax Act.

25.

Books and Records. The corporate records and minute books of Rio Alto and each of its Subsidiaries and affiliates have been maintained in accordance with all applicable Laws, and the minute books of Rio Alto and its Subsidiaries are complete and accurate in all material respects. The corporate minute books for Rio Alto and its Subsidiaries and affiliates contain minutes of all meetings and resolutions of the directors and securityholders. The financial books and records and accounts of Rio Alto and its Subsidiaries and affiliates in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) in the case of Rio Alto’s Subsidiaries, during the period of time when owned by Rio Alto, accurately and fairly reflect the transactions and dispositions of assets of Rio Alto and its Subsidiaries; and (c) in the case of Rio Alto’s Subsidiaries, during the period of time when owned by Rio Alto, accurately and fairly reflect the basis for Rio Alto’s consolidated financial statements.

26.	Insurance.

(a)

Rio Alto has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Rio Alto nor any of its Subsidiaries or affiliates has failed to make a claim thereunder on a timely basis.

(b)

Each of such policies and other forms of insurance is in full force and effect on the date hereof and Rio Alto will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Rio Alto other) notice of cancellation or termination has been received by Rio Alto or any of its Subsidiaries or affiliates with respect to any such policy.

27.

Non-Arm's Length Transactions. Except for the transactions contemplated in the Agreement and employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the Rio Alto Disclosure Documents, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Rio Alto or any of its Subsidiaries) between Rio Alto or any of its Subsidiaries and its affiliates on the one hand, and any (a) officer or director of Sulliden or any of its Subsidiaries and its affiliates, (b) any holder of record or, to the knowledge of Rio Alto, beneficial owner of five percent or more of the voting securities of Rio Alto, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

28.	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Rio Alto Material Adverse Effect:

(a)	the facilities and operations operated by Rio Alto (and Rio Alto’s Subsidiaries and affiliates) have been conducted, and are now, in compliance with all Environmental Laws;

(b)

Rio Alto and its Subsidiaries and affiliates are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Rio Alto Real Property Interests and the Rio Alto Mineral Rights and to conduct their respective business as they are now being conducted;

(c)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist, other than in the ordinary course of business, with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Rio Alto and its Subsidiaries and affiliates and, to the knowledge of Rio Alto, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business, other than in the ordinary course of business;

(d)

neither Rio Alto nor any of its Subsidiaries or affiliates is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)

to the knowledge of Rio Alto and its affiliates, there are no changes in the status, terms or conditions of any Environmental Permits held by Rio Alto or any of its Subsidiaries or affiliates or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Rio Alto or any of its Subsidiaries or affiliates following the Effective Date;

(f)

Rio Alto and its Subsidiaries and affiliates have made available to Sulliden all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(g)

to the knowledge of Rio Alto, Rio Alto and its Subsidiaries and affiliates are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

29.

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon any member of the Rio Alto Group that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Rio Alto or any of its Subsidiaries or affiliates, any acquisition of property by Rio Alto or any of its Subsidiaries or affiliates, or the conduct of business by Rio Alto or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

30.

Material Contracts. Rio Alto and its Subsidiaries and affiliates have performed in all material respects all respective obligations required to be performed by them to date under the material Contracts. Neither Rio Alto nor any of its Subsidiaries or affiliates is in breach or default under any material Contract to which it is a party or bound, nor does Rio Alto have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Rio Alto Material Adverse Effect. Neither Rio Alto nor any of its Subsidiaries or affiliates knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Rio Alto, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Rio Alto Material Adverse Effect. All material Contracts are legal, valid, binding and in full force and effect and are enforceable by Rio Alto (or its Subsidiary or affiliate, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

31.

Approvals and Recommendation. The Rio Alto Board has received a fairness opinion in respect of the Arrangement, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of Rio Alto and recommends that Rio Alto Shareholders vote in favour of the Arrangement Resolution.

32.

Funds Available. Rio Alto has sufficient funds available to pay: (i) the Rio Alto Termination Payment, (ii) Rio Alto Expense Payment, or (iii) its funding obligations pursuant to Section 2.10(b) of the Agreement.

33.

Confidentiality Agreements. All agreements entered into by Rio Alto or any of its Subsidiaries with Persons regarding the confidentiality of information provided to such Person or reviewed by such Persons with respect to any transaction in the nature described in the definition of Acquisition Proposal, each contain customary provisions, including standstill provisions.

34.

Relationships with Customers, Suppliers, Distributors and Sales Representatives. Rio Alto has not received any written (or to the knowledge of Rio Alto, other) notice that any customer, supplier, service provider, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Rio Alto or any Subsidiary, and, to the knowledge of Rio Alto, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Rio Alto Material Adverse Effect.

35.

NGOs and Community Groups. No material dispute between Rio Alto or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the best of Rio Alto’s knowledge, is threatened or imminent with respect to any of Rio Alto’s or any of its Subsidiaries’ properties or exploration activities.

36.

Arrangements with Securityholders of Sulliden. Other than the Rio Alto Voting Agreements and this Agreement, Rio Alto does not have any agreement, arrangement or understanding (whether written or oral) with respect to Sulliden or any of its securities, businesses or operations with any shareholder of Sulliden, any interested party of Sulliden or any related party of any interested party of Sulliden, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meaning ascribed to such terms in MI 61-101).

37.

Rio Alto Disclosure Documents. Rio Alto has disclosed and otherwise filed all Rio Alto Disclosure Documents and the Rio Alto Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (a) were true, correct and complete in all material respects and did not contain any misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable Securities Laws and the rules, policies and instruments of all securities authorities having jurisdiction over Rio Alto, except where such non- compliance has not had and would not reasonably be expected to have a Rio Alto Material Effect. Rio Alto has not field any confidential material change or other report or other document with any Governmental Entity which at the date hereof remains confidential.

38.	Sulliden Shareholding. Rio Alto owns 26,966,292 Sulliden Shares and does not own or have control and discretion over any other securities of Sulliden.

39.

Full Disclosure. The information and statements contained in this Agreement are true and correct in all material respects and together with the Rio Alto Disclosure Documents and the Rio Alto Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to Rio Alto and its Subsidiaries on a consolidated basis, contain no misrepresentations and do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

SCHEDULE G
SPINCO EXPLORATION PROPERTY

The East Sullivan property comprises the following mining claims in the Province of Québec, Canada.

Township	Row	Parcel	Claim Number	Area (ha)	Expiry (d/m/y)
Bourlamaque	0011	SENW	3906311	16	12/01/2015
Bourlamaque	0011	SENW	3906312	16	12/01/2015
Bourlamaque	0011	SENW	3906313	16	12/01/2015
Bourlamaque	0011	SENW	3906314	16	12/01/2015
Bourlamaque	0011	SENW	3906315	16	12/01/2015
Bourlamaque	0011	SENW	3906321	16	13/01/2015
Bourlamaque	0011	SENW	3906322	16	13/01/2015
Bourlamaque	0011	SENW	3906323	16	13/01/2015
Bourlamaque	0011	SENW	3906324	16	13/01/2015
Bourlamaque	0011	SENW	3906325	16	13/01/2015
Bourlamaque	0011	SENW	3906331	16	14/01/2015
Bourlamaque	0006	NESW	3906332	16	14/01/2015
Bourlamaque	0006	NESW	3906333	16	14/01/2015
Bourlamaque	0006	NESW	3906334	16	14/01/2015
Bourlamaque	0006	NESW	3906335	16	14/01/2015
Bourlamaque	0006	NESW	3906341	16	16/01/2015
Bourlamaque	0006	NESW	3906342	16	16/01/2015
Bourlamaque	0006	NESW	3906343	16	16/01/2015
Bourlamaque	0007	NWSE	3906344	16	16/01/2015
Bourlamaque	0007	NWSE	3906345	16	16/01/2015
Bourlamaque	0010	SWNE	3996101	16	16/01/2015

June 13, 2014

PRIVATE AND CONFIDENTIAL

Rio Alto Mining Limited
Suite 1950 - 400 Burrard Street
Vancouver, BC V6C 3A6

Dear Sirs:

Re:	Acquisition of Sulliden Gold Corporation Ltd. (the “Company”)

This is the Sulliden Disclosure Letter (the “Disclosure Letter”) which has been prepared and delivered by the Company, on its own behalf and on behalf of SpinCo, in connection with the arrangement agreement (the “Agreement”) dated the date hereof between the Company, SpinCo and Rio Alto Mining Limited (“Rio Alto”).

1.	For the purposes of this letter:

1.1	words and expressions defined in the Agreement and referred to therein shall have the same meanings in this Disclosure Letter unless the context requires otherwise; and

1.2

all disclosures made shall be deemed to be made generally in respect of the Agreement and to qualify all representations and warranties, undertakings and restrictions given by the Company in the Agreement.

2.	Before dealing in detail with the various representations and warranties of the Company set out in the Agreement, we make the following general disclosures:

2.1	where any information in this Disclosure Letter comprises expressions of opinion or forecast, no warranty or representation is given in respect of the accuracy thereof;

2.2	all express provisions of the Agreement;

2.3

where any statement contained in the text of this Disclosure Letter is in conflict with any information contained in any of the documents provided to Rio Alto and it is reasonable to assume that Rio Alto would have been misled thereby, the statement contained in the text of this Disclosure Letter shall prevail over the information contained in the relevant document; and

2.4	matters disclosed or noted in the public disclosure of the Company that has been filed under the profile of the Company on SEDAR since May 1, 2012.

3.	We now refer to the Agreement and our numbering herein follows that of the Agreement.

SECTION 2.11 – EMPLOYEES AND CHANGE OF CONTROL PAYMENTS

The Sulliden Change of Control Payments are disclosed in Schedule “A” and below.

None of the officers of the Company nor the Toronto head office employees and consultants will be Continuing Employees. The following is a list of the Toronto head office employees and consultants.

[Redacted certain personal information with respect to severance and other payments to be made to employees]

The Company has agreements with four employees in Peru which include a change of control payment of for any change of control event, in addition to any severance payments required according to the Peruvian labour law. These provisions are triggered if the employment agreement is terminated as a result of the change of control (i.e., the employee does not have the option to terminate the agreement and invoke the change of control provision.) These employees, their respective salaries and the change of control multiple are illustrated in the table below.

[Redacted certain personal information with respect to severance and other payments to be made to employees]

SECTION 5.2 – CONDUCT OF BUSINESS AND EXPENDITURES

The covenants in Section 5.2(x) and (xv) of the Arrangement Agreement are qualified by the provisions of the Sulliden Budget, attached hereto as Schedule “D”.

SECTION 8.9 – INSURANCE AND INDEMNIFICATION

In addition to the indemnification provisions under the Company’s by-laws and the Quebec Business Corporations Act, Sulliden has standard indemnification agreements with each of its directors and officers. A copy of the form of indemnity agreement has been provided to Rio Alto.

Sulliden also has standard indemnification agreements in favour of certain of its former officers and directors, including Leonard Harris, Scott Moore, Anna Ladd, and Guy Chartier, copies of which have been provided to Rio Alto.

The Corporation maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased in respect of directors and officers an aggregate of $10,000,000 in coverage. The premiums paid by the Corporation for policies in respect of 2014-2015 totalled $29,339.80 for the Canadian portion of the insurance binder and US$14,646.20 for the Peruvian portion.

SCHEDULE D – Item 4 – NO CONFLICT

The Sulliden Change of Control Payments discussed herein.

[Redacted to protect sensitive confidential information.]

SCHEDULE D – ITEM 5 – NO RIGHTS TO PURCHASE ASSETS

No person has any agreement, or any option, right, or privilege capable of becoming an agreement, for the purchase of any assets of the Sulliden Group. There are areas of mutual interest/areas of exclusion provisions in certain confidentiality agreements to which the Company is a party.

SCHEDULE D – ITEM 9 – COMPANY AUTHORIZATIONS

Sulliden and its advisors are working to obtain the authorization of a stock exchange for the listing of SpinCo but have not yet obtained such authorization.

Additional permits will be required to construct and build a mine on the Shahuindo Project. Ordinary course process permits that will be required for processing and additional requirements are outlined in the EIA approval with respect to environmental matters and processing.

SCHEDULE D – ITEM 10 – PAYMENTS IN CONNECTION WITH THE ARRANGEMENT

[Redacted confidential fee arrangements of the parties]

SCHEDULE D – ITEM 11 – SEVERANCE PAYMENTS

All severance payments or termination payments that the Company is obligated to pay to all persons including, without limitation, consultants, directors, officers, employees or agents, are as disclosed in Schedule “A” or as described above under section 2.11 – “Employees and Change of Control Payments”. All outstanding Sulliden Options will be deemed to have vested upon completion of the Arrangement. All deferred share units and restricted share units are as described in Schedule “C”.

[Redacted confidential fee arrangement of the parties]

SCHEDULE D – ITEM 12 – EMPLOYEE BENEFIT PLANS

Sulliden, in Canada only, has a group plan with Great-West Life Assurance Company that covers basic health, medical, counselling, dental, eye care, accidental death and dismemberment disability and hospitalization, which has been provided to Rio Alto. The plan is cancellable on 30 days notice and, if the Arrangement is approved at the Sulliden meeting, Sulliden intends to cancel the plan immediately after the Sulliden Meeting.

Sulliden pays vacation pay based on Canadian and local Peruvian laws and to the individuals who have such specific contract terms.

Sulliden’s contract with its chief executive officer permits him to buy personal life insurance. This contract will be terminated upon completion of the Arrangement.

SCHEDULE D – ITEM 13 – CAPITALIZATION AND LISTING

Schedule “B” to this Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Sulliden Options and the number, exercise prices and expiration dates of each grant to such holders. Schedule “C” to this Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Sulliden DSUs and Sulliden RSUs and the dates of each grant to such holders.

SCHEDULE D – ITEM 19 – MINERAL RIGHTS

There are no material defects to title in, or material encumbrances on, the Sulliden Real Property Interests, and the Sulliden Real Property Interests permit the use of land by the Sulliden Group necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted, other than that the Company requires additional surface rights to further develop the Shahuindo project.

There are no material encumbrances on the Sulliden Mineral Rights.

SCHEDULE D – ITEM 20 – OWNERSHIP

There are two groups of illegal miners exploiting resources inside the Company’s mineral concession and on part of the Company’s surface title, but outside the project area as defined by the Shahuindo Technical Report.

Blocking roads in Peru is a common form of social protest to pressure governments and other institutions. The Company has unrestricted access to the Shahuindo Project, but there have been instances in the past where road access to the project was blocked by protesters.

SCHEDULE D – ITEM 25 – EMPLOYMENT MATTERS

Reference is made to Section 2.11 above.

[Redacted certain personal information with respect to consulting fees].

SCHEDULE D – ITEM 28 – LITIGATION

[Redacted to protect sensitive confidential information].

SCHEDULE D – ITEM 41 – FUNDS AVAILABLE

Reference is made to the Sulliden Budget, including with respect to the additional land purchases and engineering costs discussed therein.

[The remainder of this page is intentionally left blank.]

Yours truly,

SULLIDEN GOLD CORPORATION
LIMITED

By:	“Peter W. Tagliamonte”
	Name:	Peter W. Tagliamonte
	Title:	Chairman and Chief Executive
Officer

A-1

SCHEDULE A
SECTION 2.11 – PAYMENTS UPON A CHANGE OF CONTROL

[Redacted certain personal information with respect to severance and other payments]

SCHEDULE B

SULLIDEN OPTIONS

				Exercise
Holder	Issue Date	Options	Expiry Date	Price
[Redacted names of optionholders to protect personal information]	November 18, 2009	50,000	November 18, 2014	$0.80
	August 23, 2010	150,000	August 23, 2015	$0.73
	November 19, 2010	175,000	November 19, 2015	$1.51
	July 20, 2011	175,000	July 20, 2016	$1.87
	January 11, 2012	100,000	January 11, 2017	$1.52
	December 14, 2012	40,000	December 14, 2017	$0.89

	November 18, 2009	50,000	November 18, 2014	$0.80
	August 23, 2010	150,000	August 23, 2015	$0.73
	November 19, 2010	150,000	November 19, 2015	$1.51
	July 20, 2011	150,000	July 20, 2016	$1.87
	January 11, 2012	100,000	January 11, 2017	$1.52
	December 14, 2012	45,000	December 14, 2017	$0.89
	September 12, 2013	50,000	September 12, 2018	$1.03

	November 18, 2009	400,000	November 18, 2014	$0.80
	August 23, 2010	550,000	August 23, 2015	$0.73
	November 19, 2010	725,000	November 19, 2015	$1.51
	July 20, 2011	725,000	July 20, 2016	$1.87
	January 11, 2012	350,000	January 11, 2017	$1.52
	December 14, 2012	100,000	December 14, 2017	$0.89
	September 12, 2013	350,000	September 12, 2018	$1.03

	November 18, 2009	160,000	November 18, 2014	$0.80
	August 23, 2010	100,000	August 23, 2015	$0.73
	November 19, 2010	75,000	November 19, 2015	$1.51
	July 20, 2011	100,000	July 20, 2016	$1.87
	January 11, 2012	300,000	January 11, 2017	$1.52
	December 14, 2012	120,000	December 14, 2017	$0.89

				Exercise
Holder	Issue Date	Options	Expiry Date	Price
[Redacted names of optionholders to protect personal information]	November 19, 2010	150,000	November 19, 2015	$1.51

	November 18, 2009	600,000	November 18, 2014	$0.80
	August 23, 2010	550,000	August 23, 2015	$0.73
	November 19, 2010	725,000	November 19, 2015	$1.51
	July 20, 2011	725,000	July 20, 2016	$1.87
	January 11, 2012	750,000	January 11, 2017	$1.52
	December 14, 2012	375,000	December 14, 2017	$0.89
	September 12, 2013	550,000	September 12, 2018	$1.03
	November 18, 2009	100,000	November 18, 2014	$0.80
	August 23, 2010	250,000	August 23, 2015	$0.73
	November 19, 2010	175,000	November 19, 2015	$1.51
	July 20, 2011	185,000	July 20, 2016	$1.87
	January 11, 2012	300,000	January 11, 2017	$1.52
	December 14, 2012	150,000	December 14, 2017	$0.89
	September 12, 2013	200,000	September 12, 2018	$1.03

	November 19, 2009	50,000	November 18, 2014	$0.80
	August 23, 2010	60,000	August 23, 2015	$0.73
	November 19, 2010	50,000	November 19, 2015	$1.51
	July 20, 2011	50,000	July 20, 2016	$1.87
	January 11, 2012	300,000	January 11, 2017	$1.52
	December 14, 2012	150,000	December 14, 2017	$0.89
	September 12, 2013	200,000	September 12, 2018	$1.03

	November 8, 2010	100,000	November 8, 2015	$1.50
	November 19, 2010	50,000	November 19, 2015	$1.51
	July 20, 2011	100,000	July 20, 2016	$1.87
	January 11, 2012	300,000	January 11, 2017	$1.52
	December 14, 2012	120,000	December 14, 2017	$0.89
	September 12, 2013	150,000	September 12, 2018	$1.03

	November 18, 2009	200,000	November 18, 2014	$0.80
	August 23, 2010	250,000	August 23, 2015	$0.73
	November 19, 2010	175,000	November 19, 2015	$1.51
	July 20, 2011	175,000	July 20, 2016	$1.87
	January 11, 2012	300,000	January 11, 2017	$1.52
	December 14, 2012	150,000	December 14, 2017	$0.89
	September 12, 2013	200,000	September 12, 2018	$1.03

				Exercise
Holder	Issue Date	Options	Expiry Date	Price
[Redacted names of optionholders to protect personal information]	November 18, 2009	30,000	November 18, 2014	$0.80
	August 23, 2010	100,000	August 23, 2015	$0.73
	November 19, 2010	100,000	November 19, 2015	$1.51
	July 20, 2011	100,000	July 20, 2016	$1.87
	January 11, 2012	100,000	January 11, 2017	$1.52
	December 14, 2012	40,000	December 14, 2017	$0.89
	September 12, 2013	45,000	September 12, 2018	$1.03
	November 18, 2009	350,000	November 18, 2014	$0.80
	August 23, 2010	150,000	August 23, 2015	$0.73
	November 19, 2010	150,000	November 19, 2015	$1.51
	July 20, 2011	150,000	July 20, 2016	$1.87
	January 11, 2012	100,000	January 11, 2017	$1.52
	December 14, 2012	45,000	December 14, 2017	$0.89
	September 12, 2013	45,000	September 12, 2018	$1.03

	November 18, 2009	350,000	November 18, 2014	$0.80
	August 23, 2010	150,000	August 23, 2015	$0.73
	November 19, 2010	175,000	November 19, 2015	$1.51
	July 20, 2011	175,000	July 20, 2016	$1.87
	January 11, 2012	100,000	January 11, 2017	$1.52
	December 14, 2012	40,000	December 14, 2017	$0.89
	September 12, 2013	45,000	September 12, 2018	$1.03

	November 18, 2009	30,000	November 18, 2014	$0.80
	August 23, 2010	80,000	August 23, 2015	$0.73
	November 19, 2010	80,000	November 19, 2015	$1.51
	July 20, 2011	80,000	July 20, 2016	$1.87
	January 11, 2012	90,000	January 11, 2017	$1.52
	December 14, 2012	40,000	December 14, 2017	$0.89
	September 12, 2013	40,000	September 12, 2018	$1.03

	November 18, 2009	50,000	November 18, 2014	$0.80

	November 18, 2009	40,000	November 18, 2014	$0.80
	August 23, 2010	120,000	August 23, 2015	$0.73
	November 19, 2010	75,000	November 19, 2015	$1.51
	July 20, 2011	100,000	July 20, 2016	$1.87
	January 11, 2012	120,000	January 11, 2017	$1.52
	December 14, 2012	90,000	December 14, 2017	$0.89
	September 12, 2013	60,000	September 12, 2018	$1.03

				Exercise
Holder	Issue Date	Options	Expiry Date	Price
[Redacted names of optionholders to protect personal information]	November 18, 2009	30,000	November 18, 2014	$0.80

	November 18, 2009	30,000	November 18, 2014	$0.80

	November 18, 2009	20,000	November 18, 2014	$0.80
	August 23, 2010	50,000	August 23, 2015	$0.73
	November 19, 2010	40,000	November 19, 2015	$1.51
	July 20, 2011	25,000	July 20, 2016	$1.87
	January 11, 2012	45,000	January 11, 2017	$1.52
	December 14, 2012	15,000	December 14, 2017	$0.89

	November 20, 2009	200,000	November 20, 2014	$0.81
	August 23, 2010	20,000	August 23, 2015	$0.73
	July 20, 2011	200,000	July 20, 2016	$1.87
	January 11, 2012	100,000	January 11, 2017	$1.52
	December 14, 2012	40,000	December 14, 2017	$0.89
	September 12, 2013	45,000	September 12, 2018	$1.03

	August 23, 2010	10,000	August 23, 2015	$0.73
	November 19, 2010	10,000	November 19, 2015	$1.51
	July 20, 2011	10,000	July 20, 2016	$1.87
	January 11, 2012	10,000	January 11, 2017	$1.52

	November 19, 2010	20,000	November 19, 2015	$1.51

	August 23, 2010	10,000	August 23, 2015	$0.73
	November 19, 2010	5,000	November 19, 2015	$1.51
	July 20, 2011	5,000	July 20, 2016	$1.87
	January 11, 2012	7,000	January 11, 2017	$1.52
	December 14, 2012	2,500	December 14, 2017	$0.89

	August 23, 2010	10,000	August 23, 2015	$0.73
	November 19, 2010	5,000	November 19, 2015	$1.51
	July 20, 2011	5,000	July 20, 2016	$1.87
	January 11, 2012	7,000	January 11, 2017	$1.52
	December 14, 2012	1,250	December 14, 2017	$0.89

	August 23, 2010	30,000	August 23, 2015	$0.73
	November 19, 2010	15,000	November 19, 2015	$1.51
	July 20, 2011	10,000	July 20, 2016	$1.87
	January 11, 2012	40,000	January 11, 2017	$1.52
	December 14, 2012	7,000	December 14, 2017	$0.89

				Exercise
Holder	Issue Date	Options	Expiry Date	Price
[Redacted names of optionholders to protect personal information]	November 19, 2010	5,000	November 19, 2015	$1.51
	July 20, 2011	5,000	July 20, 2016	$1.87
	January 11, 2012	10,000	January 11, 2017	$1.52
	December 14, 2012	6,600	December 14, 2017	$0.89

	November 8, 2010	5,000	November 7, 2015	$1.50

	January 18, 2011	80,000	January 18, 2016	$2.32
	July 20, 2011	80,000	July 20, 2016	$1.87
	January 11, 2012	120,000	January 11, 2017	$1.52
	December 14, 2012	40,000	December 14, 2017	$0.89
	September 12, 2013	60,000	September 12, 2018	$1.03

	January 26, 2011	150,000	January 26, 2016	$2.35
	July 20, 2011	150,000	July 20, 2016	$1.87
	January 11, 2012	100,000	January 11, 2017	$1.52
	December 14, 2012	40,000	December 14, 2017	$0.89
	September 12, 2013	45,000	September 12, 2018	$1.03

	July 20, 2011	10,000	July 20, 2016	$1.87
	January 11, 2012	10,000	January 11, 2017	$1.52

	January 11, 2012	5,000	January 11, 2017	$1.52
	December 14, 2012	5,000	December 14, 2017	$0.89

	January 11, 2012	10,000	January 11, 2017	$1.52
	December 14, 2012	40,000	December 14, 2017	$0.89

	January 11, 2012	5,000	January 11, 2017	$1.52
	December 14, 2012	5,000	December 14, 2017	$0.89

	September 14, 2012	20,000	September 14, 2017	$1.43
	December 14, 2012	6,600	December 14, 2017	$0.89

	December 14, 2012	9,100	December 14, 2017	$0.89

	December 14, 2012	1,250	December 14, 2017	$0.89

	December 14, 2012	5,000	December 14, 2017	$0.89
	September 12, 2013	6,000	September 12, 2018	$1.03

	December 14, 2012	6,600	December 14, 2017	$0.89
	February 8, 2013	50,000	February 8, 2018	$0.96

				Exercise
Holder	Issue Date	Options	Expiry Date	Price
[Redacted names of optionholders to protect personal information]	December 14, 2012	5,000	December 14, 2017	$0.89

	December 14, 2012	5,000	December 14, 2017	$0.89

	February 5, 2013	1,000,000	February 5, 2018	$0.94
	September 12, 2013	250,000	September 12, 2018	$1.03

	September 12, 2013	15,000	September 12, 2018	$1.03

Total:		21,435,900

C-1

SCHEDULE C

RESTRICTED SHARE UNITS AND DEFERRED SHARE UNITS

DEFERRED SHARE UNITS

		Number of Deferred Share
Holder	Date of Grant	Units
[Redacted names of units holders to protect personal information]	October 1, 2013	150,000
	October 1, 2013	150,000
	October 1, 2013	150,000
	October 1, 2013	150,000
	October 1, 2013	150,000
Total		750,000

RESTRICTED SHARE UNITS

		Number of Restricted
Holder	Date of Grant	Share Units
[Redacted names of units holders to protect personal information]	October 1, 2013	66,667
	October 1, 2013	60,000
	October 1, 2013	200,000
	October 1, 2013	200,000
	October 1, 2013	200,000
	October 1, 2013	266,667
	October 1, 2013	133,333
	October 1, 2013	66,667
	October 1, 2013	66,667
	October 1, 2013	500,000
	October 1, 2013	666,667
	October 1, 2013	66,667
	October 1, 2013	16,675
Total		2,510,010

D-1

SCHEDULE D

SULLIDEN BUDGET

[Redacted to protect sensitive confidential information]

PRIVATE & CONFIDENTIAL

June 13, 2014

Re:

Arrangement Agreement between Rio Alto Mining Limited (“Rio Alto” or the “Company”), Sulliden Gold Corporation Ltd. (“Sulliden”) and 2422222 Ontario Inc. made as of June [12], 2014 (the “Arrangement Agreement”)

This letter constitutes the “Rio Alto Disclosure Letter” (the “Rio Alto Disclosure Letter”) as referred to in the Arrangement Agreement. This Rio Alto Disclosure Letter sets forth, in writing, certain additional disclosures, exceptions and exclusions contemplated or permitted by the Arrangement Agreement. Any capitalized terms used herein but not defined in this Rio Alto Disclosure Letter shall have the respective meanings attributed to such terms in the Arrangement Agreement.

Before dealing in detail with the various representations and warranties of Rio Alto set out in the Arrangement Agreement, Rio Alto makes the following general disclosures:

(a)

any information contained or referred to in this Rio Alto Disclosure Letter is to be treated as a disclosure by Rio Alto to Sulliden or the agreement of the Parties with respect to the matters disclosed herein, as the case may be, in respect of each and every covenant, representation, warranty, term and condition contained in the Arrangement Agreement to which such information may reasonably be regarded as being relevant (regardless of the section number references set forth below) and not solely in respect of any particular representation, warranty, covenant or condition contained in the Arrangement Agreement;

(b)

where any statement contained in the text of this Rio Alto Disclosure Letter is in conflict with any information contained in any of the documents provided to Sulliden and it is reasonable to assume that Sulliden would have been misled thereby, the statement contained in the text of this Rio Alto Disclosure Letter shall prevail over the information contained in the relevant document; and

(c)	matters disclosed or noted in the public disclosure of the Company that has been filed under the profile of the Company on SEDAR since January 1, 2013.

The section number references set forth below correspond to sections of Schedule F to the Arrangement Agreement.

1.	Section 2

99.99% of the issued and outstanding securities of La Arena S. A., being 144,631,084 shares, are owned by the Company. The remaining one share of issued capital of La Arena S. A is owned and held in trust by Jaime Soldi for the benefit of the Company.

99.99% of the issued and outstanding of the Empresa de Energía Yamobamba S.A.C., being 2,100,999 shares, are owned by La Arena S.A. The remaining 1 share of issued capital of Empresa de Energía Yamobamba S.A.C. is owned and held in trust by Jaime Soldi for the benefit of the Company.

2.	Section 4

The prior written consent of EXP T1 Ltd. .(“EXP”) is required under the gold prepayment agreement dated October 14, 2010 and amended and restated on October 21, 2011 and on May 20, 2012 (the “Gold Prepayment Agreement”) and the operating loan agreement dated October 14, 2010 (the “Operating Loan Agreement”) for Rio Alto to complete the Arrangement.

3.	Section 5

The amended and restated contract for purchase and sale of gold dated as of May 30, 2012 between Rio Alto, its subsidiaries and EXP provides for the sale of gold produced from La Arena to EXP.

4.	Section 10

As disclosed in the Letter Agreement between Rio Alto and GMP Securities L.P. dated April 22, 2014.

5.	Section 15

Encumbrances provided by Rio Alto and its Subsidiaries in favour of EXP in support of obligations under the Gold Prepayment Agreement, the Operating Loan Agreement and the amended and restated contract for purchase and sale of gold dated as of May 30, 2012.

There are overlapping rights among certain of the mining concessions held by La Arena S.A. and Rio Alto S.A.C. as described in the title opinions of Gallo Barrios Pickmann Abogados dated March 10, 2014 and March 11, 2014.

There are royalties on certain of the mining concessions held by La Arena S.A. as described in the title opinion of Gallo Barrios Pickmann Abogados dated March 10, 2014.

The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

6.	Section 16

Encumbrances provided by Rio Alto and its Subsidiaries in favour of EXP in support of obligations under the Gold Prepayment Agreement, the Operating Loan Agreement and the amended and restated contract for purchase and sale of gold dated as of May 30, 2012.

Mining concessions held by La Arena S.A. and Rio Alto S.A.C. are subject to a validity fee and certain of the mining concessions are also subject to a penalty fee.

There are overlapping rights among certain of the mining concessions held by La Arena S.A. and Rio Alto S.A.C. as described in the title opinions of Gallo Barrios Pickmann Abogados dated March 10, 2014 and March 11, 2014.

There are royalties on certain of the mining concessions held by La Arena S.A. as described in the title opinion of Gallo Barrios Pickmann Abogados dated March 10, 2014.

The amended and restated contract for purchase and sale of gold dated as of May 30, 2012 between Rio Alto, its subsidiaries and EXP provides for the sale of gold produced from La Arena to EXP.

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Yours truly,

RIO ALTO MINING LIMITED

Per:	“Kathryn Johnson”
Kathryn Johnson
Chief Financial Officer